MANPA

02055689

Rule 12g3-2 (b) File N° 82-4240

Caracas, October 35th, 2002

PROCESSED
NOV 13 2002
THOMSON FINANCIAL

SEC MAIL RECEIVED PROCESSING OCT 29 2002 WASH, D.C. 155 SECTION

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

Attention: Special Counsel
Office of International Corporate Finance

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.
Rule 12g3-2 (b) File N° 82-4240

The enclose information is being furnished to the Securities and Exchange Commission (The "SEC") on behalf of Manufacturas de Papel, C.A. (MANPA), (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Kindly acknowledge receipt of the foregoing by stamping and returning the enclosed copy of this letter.

dlw 11/14

Very truly yours,

Leticia Level
Corporate Planning Manager
Fax N° 58-212-9012317



MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

INFORME ANUAL 2001

MANPA



CONTENIDO

Junta Directiva y Personal Ejecutivo 2

Convocatoria 3

Informe de la Junta Directiva 4

Estados Financieros Consolidados 7

Estados Financieros Consolidados Históricos ... 19

Estados Financieros Consolidados en Dólares 25

Junta Directiva

PRESIDENTE
Carlos Delfino T.

PRIMER VICEPRESIDENTE
José G. Paparoni M

SEGUNDO VICEPRESIDENTE
Celestino Martínez P.

DIRECTORES PRINCIPALES
Alfredo Travieso P.
Carlos H. Paparoni M.
Julio Bustamante D.
Juan Carlos Carpio D.
Fernando Paparoni M.
Alfredo Gómez-Ruiz R.
Elena Delfino P.
Arnaldo Añez D.

DIRECTORES SUPLENTES
Alberto Delfino T.
Ricardo Vegas R.
Carlos Soto-Rivera A.
Ricardo Delfino M.
Gustavo Paparoni S.
Armando Martínez M.
Miguel Carpio D.
Alejandro Delfino T.
Angel J. Ramirez O.
Manuel Díaz D.
Guillermo Salas D.

ASESOR
Juan Delfino R.

Personal Ejecutivo

PRESIDENTE
Alejandro Delfino T.

VICEPRESIDENTE DIVISIÓN CORPORATIVA DE FINANZAS
Juan Antonio Lovera

VICEPRESIDENTE DIVISIÓN PAPEL IMPRIMIR, ESCRIBIR, EMBALAR
Eduardo E. Larrazábal

VICEPRESIDENTE DIVISIÓN HIGIÉNICOS
Egbert Dittmer

VICEPRESIDENTE DIVISIÓN CONVERSIÓN
Eduardo E. Larrazábal

ASISTENTE A LA PRESIDENCIA EJECUTIVA
Pedro Bosque

DIRECTORA DE RELACIONES CORPORATIVAS
Beatriz Febres-Cordero

GERENTE CORPORATIVO DE PROYECTOS
Enrique Larrazábal

GERENTE CORPORATIVO DE RECURSOS HUMANOS
Rosa Olivar

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y Filiales

Capital Autorizado Bs. 45.880.188.480,oo
Capital Suscrito Bs. 22.940.094.240,oo
Capital Pagado Bs. 22.940.094.240,oo

Convocatoria

Se convoca a los señores accionistas de esta compañía para la Asamblea General Ordinaria de Accionistas que se efectuará el día 18 de abril de 2002, a las 3:00 p.m., en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con los objetos siguientes:

1° Considerar los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2001, con vista de los informes de la Junta Directiva y de los Comisarios.

2° Proceder al nombramiento de los miembros de la Junta Directiva para el próximo período estatutario.

3° Acordar el dividendo ordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.

Se participa a los señores accionistas que los Estados Financieros auditados, los informes de los Comisarios y los demás documentos a que se refiere esta convocatoria, han estado a su disposición en las oficinas de la compañía desde el 24 de marzo de 2002.

Caracas, 10 de abril de 2002

Por **LA JUNTA DIRECTIVA**

CARLOS DELFINO T.
Presidente

Informe de la Junta Directiva

Señores Accionistas:

A continuación les presentamos el Informe de la gestión realizada durante el ejercicio económico comprendido entre el 1 de enero y 31 de diciembre de 2001, con la finalidad de someterlo a su consideración.

Los complejos escenarios económicos - políticos bajo los cuales se desarrollaron las operaciones de MANPA durante el año 2001, tuvieron impacto en el desempeño de la empresa. Los mismos se mencionan brevemente a continuación:

El comportamiento de la actividad económica continuó con una lenta recuperación, creciendo el Producto Interno Bruto tan solo en 2,7% aproximadamente. Las Reservas Internacionales cayeron aceleradamente, la tasa de desempleo continuó en niveles del 13,8%, el Déficit Fiscal fue el más alto desde 1998 (4% del PIB) y la política monetaria de Sistema de Bandas mantuvo la moneda local anclada, reflejando un margen de sobrevaluación con respecto al dólar del 45% aproximadamente.

A pesar de tales condiciones económicas, MANPA obtuvo resultados muy favorables, en gran parte, por el plan reducción de costos implementados desde mediados del año 2000, enfocado en la desincorporación de activos no relacionados al negocio y a la reestructuración operativa. Adicionalmente, se logró una disminución agresiva del endeudamiento financiero y el fortalecimiento de la estructura de capital.

En este sentido es importante mencionar que en el mes de marzo de 2001 MANPA vendió todos los activos de la DIvisión Forestal a una empresa chilena experta en el ramo, por US $ 24 millones en efectivo, más el 50% de los derechos de generación de secuestro de carbono que generen las plantaciones forestales en los próximos 18 años.

Todo esto trajo como resultado una Utilidad Neta en términos nominales de Bs. 21.187 millones vs. Bs. 4.807 millones en el año 2000, lo que representó un incremento de Bs. 16.380 millones o un 340,7%.

La Utilidad Neta ajustada por inflación al 31 de diciembre de 2001 fue de Bs. 4.514 millones y la expresada en Dólares fue de US $ 8.927 miles.

El volumen total de ventas de papel creció en un 2,7% al pasar de 134.440 Tm en 2000 a 138.073 Tm en 2001, representando en términos de Bolívares nominales al 31 de diciembre de 2001, la cantidad de Bs. 149.984 millones, lo cual comparado con las ventas del año 2000 de Bs. 140.761 millones representan un incremento del 6,5%. En términos de bolívares ajustados por inflación al 31 de diciembre de 2001 las ventas fueron de Bs. 158.100 millones y expresadas en Dólares ascendieron a US $ 207 millones.

En el mercado nacional, el volumen de ventas de papel fue de 115.696 Tm lo cual comparado con las 110.690 Tm vendidas en 2000, muestra un crecimiento de 5.006 Tm o un 4,5%. Por su parte, el volumen de exportaciones alcanzó la cifra de 22.377 Tm que comparado con 23.750 Tm del año 2000, representa una disminución de 1.373 Tm o del 5,8%, esto como consecuencia de la pérdida de competitividad en los mercados internacionales producto del anclaje cambiario.

Las inversiones de capital durante el año 2001 alcanzaron la cantidad de US $ 5,96 millones, que en Bolívares ajustados por inflación al 31 de diciembre de 2001 representan Bs. 2.133 millones.

En abril de 2001, en Asamblea General Ordinaria de Accionistas se decretó un dividendo ordinario de Bs. 1,oo por acción equivalente a un total de Bs. 2.294.009.424. Igualmente, la Asamblea Extraordinaria de Accionistas en noviembre de 2001 acordó decretar un dividendo extraordinario en efectivo de Bs. 1,oo por acción representando un total de Bs. 2.294.009.424, lo cual totalizó la suma de Bs. 4.588 millones para el año, lo que representa un incremento del 33%, con respecto al año 2000.

En el área de Recursos Humanos se cumplió con el Plan Anual de Adiestramiento, en el cual se invirtió un total de 26.176 horas/hombre, con la finalidad de fortalecer nuestro recurso humano en las áreas gerenciales, profesionales y técnicas.

Con este informe, la Junta Directiva de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. presenta los hechos más sobresalientes que tuvieron lugar durante la gestión correspondiente al ejercicio económico finalizado el 31 de diciembre de 2001 y agradece especialmente a todo el personal que trabaja en MANPA, quienes con su esfuerzo y empeño contribuyeron a enfrentar este año tan difícil para la empresa.

Anexo encontrarán el Informe de los Comisarios y los Estados Financieros Auditados Consolidados, que presentan la situación financiera y los resultados de las operaciones de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. al 31 de diciembre de 2001.

Atentamente,

Carlos Delfino T.
Presidente de la Junta Directiva

Estados Financieros Consolidados

al 31 de diciembre de 2001 y 2000

Carta de los Comisarios

Caracas, 19 de marzo de 2002

Señores
Accionistas de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.
Presente

Estimados señores:

Como comisarios de la compañía Manufacturas de Papel, C.A. (MANPA) S.A.C.A., nombrados según Asamblea General Ordinaria de Accionistas de fecha de 27 de abril de 2001, hemos examinado el Balance General Consolidado de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales al 31 de diciembre de 2001 y el Estado Consolidado de Resultados del período comprendido entre el 1 de enero y el 31 de diciembre de 2001.

Nuestro examen incluyó el análisis de los Estados Financieros, entrevistas periódicas con los ejecutivos de la Compañía y otros procedimientos que consideramos necesarios de acuerdo con las circunstancias. Revisamos también el Balance General Consolidado, los Estados conexos de Resultados, Movimiento en las cuentas de Patrimonio y Flujos de Efectivo de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales, según informe de los Auditores Externos de la Compañía de fecha 19 de febrero de 2002, el cual debe ser considerado conjuntamente con este informe.

En nuestra opinión, los estados financieros antes mencionados presentan razonablemente la situación financiera de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales al 31 de diciembre de 2001, y los resultados de sus operaciones por el período terminado en esta fecha, de conformidad con las normas para la elaboración de estados financieros de las entidades sometidas al control de la Comisión Nacional de Valores.

Dejamos así cumplida la misión que sirvieron confiarnos, les damos las gracias y plácenos despedirnos de ustedes.

Atentamente,

Jacobo J. Cohén R.
Comisario Principal
C. Admón. 12.915

Isabel Quintero G.
Comisario Principal
C.P.C. 15.197

Balance General Consolidado, 31 de diciembre de 2001

Reexpresado en bolívares constantes del 31 de diciembre de 2001
(Expresados en Miles de Bolívares)

ACTIVO

ACTIVO CIRCULANTE:	
Efectivo	7.249.592
Efectos y cuentas por cobrar - neto	33.188.405
Anticipos a proveedores	1.463.996
Inventarios	25.089.918
Gastos pagados por anticipado	233.755
Otros activos circulantes	16.151.991
Total activo circulante	**83.377.657**
INVENTARIO DE REPUESTOS A LARGO PLAZO	1.897.330
INVERSIONES EN AFILIADAS - Neto	4.547.501
PROPIEDADES, PLANTA Y EQUIPO - Neto	226.999.429
CARGOS DIFERIDOS Y OTROS ACTIVOS - Neto	1.308.915
TOTAL	**318.130.832**

Jacobo J. Cohén R.
Comisario Principal
C. Admón. 12.915

Isabel Quintero G.
Comisario Principal
C.P.C. 15.197

Balance General Consolidado, 31 de diciembre de 2001

Reexpresado en bolívares constantes del 31 de diciembre de 2001
(Expresados en Miles de Bolívares)

PASIVO Y PATRIMONIO	
PASIVO CIRCULANTE:	
Pagarés y sobregiros bancarios	467.673
Porción circulante de préstamos a largo plazo	7.164.717
Porción circulante de obligaciones emitidas en circulación	4.690.800
Documentos por pagar	2.862.844
Cuentas por pagar	23.625.093
Gastos acumulados por pagar	3.652.013
Impuestos por pagar	339.594
Total pasivo circulante	**42.802.734**
PRESTAMOS A LARGO PLAZO	8.405.000
APARTADO PARA PRESTACIONES SOCIALES	4.814.206
OTROS PASIVOS Y CREDITOS DIFERIDOS	252.825
INTERESES MINORITARIOS	979.902
Total pasivo	**57.254.667**
PATRIMONIO	
Capital social, 2.294.009.424 acciones comunes de Bs. 10 cada una	22.940.094
Actualización de capital	46.692.596
Total capital social	**69.632.690**
Saldo neto actualizado para futuros aumentos de capital	119.593.551
Resultado acumulado por traducción de filial extranjera	200.063
Utilidades retenidas:	
Reserva legal	6.963.269
No distribuidas	31.576.242
Resultado por tenencia de activos no monetarios	32.910.350
Total patrimonio	**260.876.165**
TOTAL	**318.130.832**

Jacobo J. Cohén R.
Comisario Principal
C. Admón. 12.915

Isabel Quintero G.
Comisario Principal
C.P.C. 15.197

MANPA

Estado Consolidado de Resultados por el año terminado el 31 de diciembre de 2001

Reexpresado en bolívares constantes del 31 de diciembre de 2001
(Expresados en Miles de Bolívares, excepto Utilidad Neta por Acción)

VENTAS NETAS	158.100.109
COSTO DE VENTAS	103.687.368
UTILIDAD BRUTA	**54.412.741**
GASTOS DE VENTAS	21.799.170
GASTOS GENERALES Y ADMINISTRATIVOS	10.603.714
	32.402.884
UTILIDAD EN OPERACIONES	**22.009.857**
OTROS INGRESOS (EGRESOS):	
Pérdida en inversiones, neto	(8.224.117)
Otros - neto	(2.999.999)
	(11.224.116)
INGRESO (COSTO) INTEGRAL DE FINANCIAMIENTO:	
Intereses gastos	(6.246.188)
Intereses sobre inversiones temporales	683.873
Diferencias en cambio - neto	(1.331.897)
Ganancia monetaria	3.518.701
	(3.375.511)
UTILIDAD ANTES DE IMPUESTOS	7.410.230
PROVISION PARA IMPUESTOS	2.437.228
UTILIDAD ANTES DE PARTICIPACION EN RESULTADOS DE AFILIADAS	**4.973.002**
PARTICIPACION EN RESULTADOS DE AFILIADAS	(440.892)
UTILIDAD ANTES DE INTERESES MINORITARIOS	**4.532.110**
INTERESES MINORITARIOS	(18.074)
UTILIDAD NETA	**4.514.036**
UTILIDAD NETA POR ACCION (2.294.009.424 acciones promedio)	**1,97**

Jacobo J. Cohén R.
Comisario Principal
C. Admón. 12.915

Isabel Quintero G.
Comisario Principal
C.P.C. 15.197

Lara Marambio & Asociados
Torre Venezuela, Piso 3
Oficinas 3A y D
Av. Bolívar Norte
Urb. La Alegría
Valencia, Edo. Carabobo
Venezuela

Tel: (58) (241) 824 27 90 - 824 26 57
Fax: (58) (241) 823 41 19
www.dttve.com

Dictámen de los Contadores Públicos Independientes

Deloitte & Touche

A los Accionistas y Junta Directiva de
Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Hemos efectuado las auditorías de los balances generales consolidados de **Manufacturas de Papel, C.A. (MANPA) S.A.C.A.** y Filiales al 31 de diciembre de 2001 y 2000, y de los estados consolidados conexos de resultados, de movimiento en las cuentas de patrimonio y de flujos de efectivo por los años terminados en esas fechas, que se acompañan, expresados en bolívares constantes. La preparación de dichos estados financieros es responsabilidad de la gerencia de la Compañía. Nuestra responsabilidad es emitir una opinión sobre esos estados financieros con base en nuestras auditorías.

Efectuamos nuestras auditorías de acuerdo con las normas de auditoría de aceptación general en Venezuela. Esas normas requieren que planifiquemos y realicemos la auditoría para obtener una seguridad razonable sobre si los estados financieros están exentos de errores significativos. Una auditoría incluye el examen, basado en pruebas, de las evidencias que respaldan los montos y revelaciones en los estados financieros. También una auditoría incluye la evaluación de los principios de contabilidad utilizados y de las estimaciones significativas hechas por la gerencia, así como la evaluación de la completa presentación de los estados financieros. Consideramos que nuestras auditorías proporcionan una base razonable para nuestra opinión.

La Compañía está sujeta al control de la Comisión Nacional de Valores, por lo que sus estados financieros se presentan de conformidad con las normas para la elaboración de estados financieros establecidas por dicha Comisión. Las diferencias principales aplicables a la Compañía, entre las normas antes mencionadas y los principios de contabilidad de aceptación general en Venezuela, se explican en la Nota 1 a los estados financieros consolidados.

En nuestra opinión, los estados financieros consolidados antes mencionados presentan razonablemente, en todos sus aspectos substanciales, la situación financiera de **Manufacturas de Papel, C.A. (MANPA) S.A.C.A.** y Filiales al 31 de diciembre de 2001 y 2000, y los resultados de sus operaciones y sus flujos de efectivo por los años terminados en esas fechas, de conformidad con las normas para la elaboración de estados financieros de las entidades sometidas al control de la Comisión Nacional de Valores.

En nuestro informe de fecha 19 de febrero de 2001, nuestro dictamen sobre los estados financieros consolidados contenía un párrafo referente a los efectos, si hubiere alguno, sobre tales estados financieros que podrían originarse de la decisión de desincorporar los activos relacionados con el proyecto forestal, el cual se encontraba en proceso de negociación. Tal como se indica en las Notas 1 y 6 a los estados financieros consolidados, con fecha 2 de marzo de 2001, la Compañía culminó el proceso de negociación de los activos netos relacionados con el proyecto forestal, cuyo efecto final fue registrado en los resultados del año terminado el 31 de diciembre de 2001.

Nuestras auditorías se efectuaron con el propósito de expresar una opinión sobre los estados financieros consolidados reexpresados en bolívares constantes, tomados en su conjunto. En las páginas 26 a 29 se incluyen, para fines de información complementaria, los estados financieros consolidados al 31 de diciembre de 2001 y 2000, preparados sobre la base del costo histórico, cumpliendo así con las disposiciones emitidas por la Comisión Nacional de Valores. Dichos estados financieros han sido objeto de los procedimientos de auditoría aplicados en las auditorías de los estados financieros reexpresados en bolívares constantes y, en nuestra opinión, están presentados razonablemente, en todos sus aspectos substanciales, de conformidad con las bases de contabilidad descritas en la Nota 1.

LARA MARAMBIO & ASOCIADOS

Henry M. Sardo
Contador Público
C.P.C. Nº 10.171
C.N.V. N° S-796

Caracas – Venezuela, 19 de febrero de 2002

Deloitte
Touche
Tohmatsu

Balances Generales Consolidados, 31 de diciembre de 2001 y 2000

Reexpresados en bolívares constantes del 31 de diciembre de 2001
(Expresados en Miles de Bolívares)

PASIVO Y PATRIMONIO	**2001**	**2000**
PASIVO CIRCULANTE:		
Pagarés y sobregiros bancarios	467.673	4.270.434
Porción circulante de préstamos a largo plazo	7.164.717	9.277.897
Porción circulante de obligaciones emitidas en circulación	4.690.800	5.613.473
Documentos por pagar	2.862.844	14.325.073
Cuentas por pagar	23.625.093	26.493.177
Obligaciones por operaciones de venta con arrendamiento posterior	-	11.226.946
Gastos acumulados por pagar	3.652.013	3.498.665
Impuestos por pagar	339.594	518.337
Total pasivo circulante	**42.802.734**	**75.224.002**
PRESTAMOS A LARGO PLAZO	8.405.000	22.649.248
OBLIGACIONES EMITIDAS EN CIRCULACION	-	5.266.336
APARTADO PARA PRESTACIONES SOCIALES	4.814.206	4.039.030
OTROS PASIVOS Y CREDITOS DIFERIDOS	252.825	212.452
INTERESES MINORITARIOS	979.902	961.828
Total pasivo	**57.254.667**	**108.352.896**
PATRIMONIO - Según estado financiero adjunto	260.876.165	280.122.920
TOTAL	**318.130.832**	**388.475.816**



Estados Consolidados de Resultados por los años terminados el 31 de diciembre de 2001 y 2000

Reexpresados en bolívares constantes del 31 de diciembre de 2001
(Expresados en Miles de Bolívares, excepto Utilidad Neta por Acción)

	2001	2000
VENTAS NETAS	158.100.109	165.430.911
COSTO DE VENTAS	103.687.368	118.688.033
UTILIDAD BRUTA	54.412.741	46.742.878
GASTOS DE VENTAS	21.799.170	22.729.911
GASTOS GENERALES Y ADMINISTRATIVOS	10.603.714	11.952.036
	32.402.884	34.681.947
UTILIDAD EN OPERACIONES	**22.009.857**	**12.060.931**
OTROS INGRESOS (EGRESOS):		
Pérdida en inversiones - neto	(5.404.878)	(1.571.772)
Realización inversiones temporales	(2.819.239)	-
Utilidad en venta de activos	-	43.764
Otros - neto	(2.999.999)	(1.708.041)
	(11.224.116)	(3.236.049)
INGRESO (COSTO) INTEGRAL DE FINANCIAMIENTO:		
Intereses gastos	(6.246.188)	(11.895.603)
Intereses sobre inversiones temporales	683.873	1.106.056
Diferencias en cambio - neto	(1.331.897)	(1.256.384)
Ganancia monetaria	3.518.701	8.923.682
	(3.375.511)	(3.122.249)
UTILIDAD ANTES DE IMPUESTOS	**7.410.230**	**5.702.633**
PROVISION PARA IMPUESTOS	2.437.228	2.730.268
UTILIDAD ANTES DE PARTICIPACION EN RESULTADOS DE AFILIADAS	**4.973.002**	**2.972.365**
PARTICIPACION EN RESULTADOS DE AFILIADAS	(440.892)	(146.273)
UTILIDAD ANTES DE INTERESES MINORITARIOS	**4.532.110**	**2.826.092**
INTERESES MINORITARIOS	(18.074)	338.952
UTILIDAD ANTES DE PARTIDA EXTRAORDINARIA	**4.514.036**	**3.165.044**
PARTIDA EXTRAORDINARIA - Beneficio impositivo por traslado de pérdidas fiscales de años anteriores	-	1.156.341
UTILIDAD NETA	**4.514.036**	**4.321.385**
UTILIDAD NETA POR ACCION (2.294.009.424 acciones promedio)	**1,97**	**1,88**

Estados Consolidados de Movimiento en las Cuentas de Patrimonio por los años terminados el 31 de diciembre de 2001 y 2000

Reexpresados en bolívares constantes del 31 de diciembre de 2001
(Expresados en Miles de Bolívares)

	Capital social	Actualización del capital social	Saldo neto actualizado para futuros aumentos de capital
SALDOS PREVIAMENTE REPORTADOS AL 31 DE DICIEMBRE DE 1999	**22.940.094**	**46.692.596**	**119.593.551**
Efecto acumulado por actualización sobre el patrimonio al inicio del año de filiales en el exterior	-	-	-
SALDOS INICIALES NETOS	**22.940.094**	**46.692.596**	**119.593.551**
Dividendos en efectivo	-	-	-
Utilidad neta	-	-	-
Ajuste y traspaso de reserva legal de filiales a desincorporar	-	-	-
Resultado acumulado por traducción de filial extranjera	-	-	-
Resultado por tenencia de activos no monetarios	-	-	-
SALDOS AL 31 DE DICIEMBRE DE 2000	**22.940.094**	**46.692.596**	**119.593.551**
Dividendos en efectivo	-	-	-
Utilidad neta	-	-	-
Resultado acumulado por traducción de filial extranjera	-	-	-
Resultado por tenencia de activos no monetarios	-	-	-
SALDOS AL 31 DE DICIEMBRE DE 2001	**22.940.094**	**46.692.596**	**119.593.551**

Resultado acumulado por traducción de filial extranjera	Utilidades retenidas: Reserva legal	Utilidades retenidas: No distribuidas	Resultado por tenencia de activos no monetarios	Total patrimonio
185.167	**20.011.227**	**21.742.196**	**82.210.265**	**313.375.096**
(20.236)	-	(3.038.491)	-	(3.058.727)
164.931	**20.011.227**	**18.703.705**	**82.210.265**	**310.316.369**
-	-	(4.209.618)	-	(4.209.618)
-	-	4.321.385	-	4.321.385
-	(13.047.958)	13.047.958	-	-
24.100	-	-	-	24.100
-	-		(30.329.316)	(30.329.316)
189.031	**6.963.269**	**31.863.430**	**51.880.949**	**280.122.920**
-	-	(4.801.224)	-	(4.801.224)
-	-	4.514.036	-	4.514.036
11.032	-	-	-	11.032
-	-	-	(18.970.599)	(18.970.599)
200.063	**6.963.269**	**31.576.242**	**32.910.350**	**260.876.165**

Estados Consolidados de Flujos de Efectivo por los años terminados el 31 de diciembre de 2001 y 2000

Reexpresados en bolívares constantes del 31 de diciembre de 2001
(Expresados en Miles de Bolívares)

	2001	2000
ACTIVIDADES OPERACIONALES:		
Utilidad neta	4.514.036	4.321.385
Ajustes para conciliar la utilidad neta con el efectivo provisto por las actividades operacionales:		
Participación de accionistas minoritarios - neto	18.074	(338.952)
Participación en resultados de afiliadas	440.892	146.273
Pérdida en inversiones - neto	(112.571)	1.571.772
Utilidad en venta de activos	-	(43.764)
Retiros y consumo de equipos y partes industriales	1.288.013	965.776
Provisión de inventarios	612.962	-
Amortización de exceso de costo sobre el valor en libros de acciones de afiliada	414.626	414.626
Ganancia monetaria	(3.518.701)	(8.923.682)
Depreciación	14.045.918	15.778.782
Amortización de cargos diferidos	75.560	47.904
Provisión para prestaciones sociales	4.960.014	3.712.165
Cambios en activos y pasivos operacionales	(6.397.107)	(6.609.769)
Pago de prestaciones sociales	(3.677.742)	(2.922.697)
Resultado acumulado por traducción de filial extranjera	11.032	24.100
Efectivo neto provisto por las actividades operacionales	**12.675.006**	**8.143.919**
ACTIVIDADES DE INVERSION:		
Disminución en dividendos por cobrar	-	148.166
Ventas de activos netos proyecto forestal	17.899.964	-
Aumento en inversiones - neto	-	(311.957)
Disminución en cargos diferidos y otros activos	58.909	54.254
Compra de propiedades, planta y equipo	(2.132.594)	(4.112.609)
Venta de propiedades y equipos	-	232.367
Efectivo neto provisto (usado) por las actividades de inversión	**15.826.279**	**(3.989.779)**
ACTIVIDADES DE FINANCIAMIENTO:		
Aumento (disminución) en pagarés y sobregiros bancarios	(3.516.187)	2.191.874
Disminución en préstamos a largo plazo	(13.563.039)	(8.293.362)
Aumento (disminución) en obligaciones emitidas en circulación	(5.269.965)	(788.428)
Aumento (disminución) en documentos por pagar	(7.418.607)	2.493.205
Dividendos en efectivo	(4.801.224)	(4.209.618)
Efectivo neto usado por las actividades de financiamiento	**(34.569.022)**	**(8.606.329)**
EFECTO DE INFLACION SOBRE EL EFECTIVO Y EQUIVALENTES DE EFECTIVO	271.193	557.188
DISMINUCION NETA EN EFECTIVO Y EQUIVALENTES DE EFECTIVO	(5.796.544)	(3.895.001)
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL INICIO DEL AÑO	13.046.136	16.941.137
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL FINAL DEL AÑO	**7.249.592**	**13.046.136**

Estados Financieros Consolidados en Dólares

al 31 de diciembre de 2001 y 2000

Balances Generales Consolidados, 31 de diciembre de 2001 y 2000

En bolívares históricos
(Expresados en Miles de Bolívares)

ACTIVO	**2001**	**2000**
ACTIVO CIRCULANTE:		
Efectivo	7.249.592	3.733.125
Inversiones temporales	-	9.584.697
	7.249.592	13.317.822
Efectos y cuentas por cobrar - neto	33.188.405	35.962.452
Anticipos a proveedores	1.453.669	735.367
Inventarios	24.443.893	30.622.455
Gastos pagados por anticipado	223.674	228.249
Otros activos circulantes	3.568.934	12.338.682
Total activo circulante	**70.128.167**	**93.205.027**
INVENTARIO DE REPUESTOS A LARGO PLAZO	1.751.152	-
INVERSIONES EN AFILIADAS - Neto	327.105	841.817
PROPIEDADES, PLANTA Y EQUIPO - Neto	30.121.305	31.238.923
CARGOS DIFERIDOS Y OTROS ACTIVOS - Neto	1.308.915	1.407.475
TOTAL	**103.636.644**	**126.693.242**

PASIVO Y PATRIMONIO		
PASIVO CIRCULANTE:		
Pagarés y sobregiros bancarios	467.673	3.803.736
Porción circulante de préstamos a largo plazo	7.164.717	8.263.954
Porción circulante de obligaciones emitidas en circulación	4.690.800	5.000.000
Documentos por pagar	2.862.844	9.901.417
Cuentas por pagar	23.726.089	26.673.192
Obligaciones por operaciones de venta con arrendamiento posterior	-	10.000.000
Gastos acumulados por pagar	3.659.547	3.141.813
Impuestos por pagar	332.060	500.320
Total pasivo circulante	**42.903.730**	**67.284.432**
PRESTAMOS A LARGO PLAZO	8.405.000	20.174.006
OBLIGACIONES EMITIDAS EN CIRCULACION	-	4.690.800
APARTADO PARA PRESTACIONES SOCIALES	4.814.206	3.597.621
OTROS PASIVOS Y CREDITOS DIFERIDOS	556.309	616.916
INTERESES MINORITARIOS	979.902	961.828
Total pasivo	**57.659.147**	**97.325.603**
PATRIMONIO - Según estado financiero adjunto	45.977.497	29.367.639
TOTAL	**103.636.644**	**126.693.242**

Estados Consolidados de Resultados por los años terminados el 31 de diciembre de 2001 y 2000

En bolívares históricos
(Expresados en Miles de Bolívares, excepto Utilidad Neta por Acción)

	2001	2000
VENTAS NETAS	149.984.098	140.760.974
COSTO DE VENTAS	96.893.131	96.701.292
UTILIDAD BRUTA	**53.090.967**	**44.059.682**
GASTOS DE VENTAS	20.497.891	19.410.285
GASTOS GENERALES Y ADMINISTRATIVOS	9.375.699	9.682.742
	29.873.590	29.093.027
UTILIDAD EN OPERACIONES	**23.217.377**	**14.966.655**
OTROS INGRESOS (EGRESOS):		
Utilidad en inversiones - neto	10.646.891	-
Realización inversiones temporales	(1.021.950)	-
Utilidad en venta de activos	-	82.267
Otros - neto	(2.227.251)	(241.233)
	7.397.690	(158.966)
INGRESO (COSTO) INTEGRAL DE FINANCIAMIENTO:		
Intereses gastos	(5.889.115)	(10.048.701)
Intereses sobre inversiones temporales	646.684	1.066.426
Diferencias en cambio - neto	(1.247.713)	(777.617)
	(6.490.144)	(9.759.892)
UTILIDAD ANTES DE IMPUESTOS	**24.124.923**	**5.047.797**
PROVISION PARA IMPUESTOS	2.349.493	2.420.414
UTILIDAD ANTES DE PARTICIPACION EN RESULTADOS DE AFILIADAS	**21.775.430**	**2.627.383**
PARTICIPACION EN RESULTADOS DE AFILIADAS	(570.511)	810.238
UTILIDAD ANTES DE INTERESES MINORITARIOS	**21.204.919**	**3.437.621**
INTERESES MINORITARIOS	(18.074)	338.952
UTILIDAD ANTES DE PARTIDA EXTRAORDINARIA	**21.186.845**	**3.776.573**
PARTIDA EXTRAORDINARIA - Beneficio impositivo por traslado de pérdidas fiscales de años anteriores	-	1.029.969
UTILIDAD NETA	**21.186.845**	**4.806.542**
UTILIDAD NETA POR ACCION (2.294.009.424 acciones promedio)	**9,24**	**2,10**

Estados Consolidados de Movimiento en las Cuentas de Patrimonio por los años terminados el 31 de diciembre de 2001 y 2000

En bolívares históricos
(Expresados en Miles de Bolívares)

	Capital social legal	Porción aplicable a los estados financieros ajustados por inflación
SALDOS AL 31 DE DICIEMBRE DE 1999	**22.940.094**	**(11.470.047)**
Dividendos en efectivo	-	-
Utilidad neta	-	-
Traspaso de reserva legal de filiales desincorporadas	-	-
Resultado acumulado por traducción de filial extranjera	-	-
SALDOS AL 31 DE DICIEMBRE DE 2000	**22.940.094**	**(11.470.047)**
Dividendos en efectivo	-	-
Utilidad neta	-	-
Resultado acumulado por traducción de filial extranjera	-	-
SALDOS AL 31 DE DICIEMBRE DE 2001	**22.940.094**	**(11.470.047)**



Capital social neto	Resultado acumulado por traducción de filial extranjera	Utilidades retenidas Reserva legal	Utilidades retenidas No distribuidas	Total patrimonio
11.470.047	**164.931**	**1.269.604**	**15.073.429**	**27.978.011**
-	-	-	(3.441.014)	(3.441.014)
-	-	-	4.806.542	4.806.542
-	-	(173.809)	173.809	-
-	24.100	-	-	24.100
11.470.047	**189.031**	**1.095.795**	**16.612.766**	**29.367.639**
-	-	-	(4.588.019)	(4.588.019)
-	-	-	21.186.845	21.186.845
-	11.032	-	-	11.032
11.470.047	**200.063**	**1.095.795**	**33.211.592**	**45.977.497**

Estados Consolidados de Flujos de Efectivo por los años terminados el 31 de diciembre de 2001 y 2000

En bolívares históricos
(Expresados en Miles de Bolívares)

	2001	2000
ACTIVIDADES OPERACIONALES:		
Utilidad neta	21.186.845	4.806.542
Ajustes para conciliar la utilidad neta con el efectivo provisto por las actividades operacionales:		
Participación de accionistas minoritarios - neto	18.074	(847.861)
Participación en resultados de afiliadas	570.511	(810.238)
Utilidad en inversiones, neto	(18.352.001)	-
Utilidad en venta de activos	-	(82.267)
Retiros y consumo de equipos y partes industriales	1.067.980	642.547
Provisión para inventarios	600.000	-
Amortización de exceso de costo sobre el valor en libros de acciones de afiliada	80.750	80.750
Depreciación	4.140.202	4.167.836
Amortización de cargos diferidos	42.669	42.669
Provisión para prestaciones sociales	4.705.927	3.131.758
Cambios en activos y pasivos operacionales	563.061	(2.114.698)
Pago de prestaciones sociales	(3.489.342)	(2.465.725)
Resultado acumulado por traducción de filial extranjera	11.032	24.100
Efectivo neto provisto por las actividades operacionales	**11.145.708**	**6.575.413**
ACTIVIDADES DE INVERSION:		
Disminución en dividendos por cobrar	-	125.000
Venta de activos netos proyecto forestal	16.983.000	-
Aumento en inversiones - neto	-	(295.473)
Disminución en cargos diferidos y otros activos	55.891	45.771
Compra de propiedades, planta y equipo	(1.421.931)	(3.017.638)
Venta de propiedades y equipos	-	196.036
Efectivo neto provisto (usado) por las actividades de inversión	**15.616.960**	**(2.946.304)**
ACTIVIDADES DE FINANCIAMIENTO:		
Aumento (disminución) en pagarés y sobregiros bancarios	(3.336.063)	1.849.168
Disminución de préstamos a largo plazo	(12.868.243)	(6.996.671)
Disminución en obligaciones emitidas en circulación	(5.000.000)	(665.155)
Aumento (disminución) en documentos por pagar	(7.038.573)	2.103.385
Dividendos en efectivo	(4.588.019)	(3.441.014)
Efectivo neto usado por las actividades de financiamiento	**(32.830.898)**	**(7.150.287)**
DISMINUCION NETA EN EFECTIVO Y EQUIVALENTES DE EFECTIVO	(6.068.230)	(3.521.178)
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL INICIO DEL AÑO	13.317.822	16.839.000
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL FINAL DEL AÑO	**7.249.592**	**13.317.822**

Estados Financieros Consolidados Históricos

al 31 de diciembre de 2001 y 2000

Lara Marambio & Asociados
Torre Venezuela, Piso 3
Oficinas 3A y D
Av. Bolívar Norte
Urb. La Alegría
Valencia, Edo. Carabobo
Venezuela

Tel: (58) (241) 824 27 90 - 824 26 57
Fax: (58) (241) 823 41 19
www.dttve.com

Dictámen de los Contadores Públicos Independientes

Deloitte & Touche

A los Accionistas y Junta Directiva de
Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Hemos efectuado las auditorías de los balances generales consolidados de **Manufacturas de Papel, C.A. (MANPA) S.A.C.A.** y Filiales al 31 de diciembre de 2001 y 2000, y de los estados consolidados conexos de resultados, de movimiento en las cuentas de patrimonio y de flujos de efectivo por los años terminados en esas fechas, que se acompañan, preparados de acuerdo con principios de contabilidad de aceptación general en los Estados Unidos de América los cuales, como se indica en la Nota 1 a los estados financieros, han sido expresados en dólares estadounidenses. La preparación de dichos estados financieros es responsabilidad de la gerencia de la Compañía. Nuestra responsabilidad es emitir una opinión sobre esos estados financieros con base en nuestras auditorías.

Efectuamos nuestras auditorías de acuerdo con las normas de auditoría de aceptación general en los Estados Unidos de América. Esas normas requieren que planifiquemos y realicemos la auditoría para obtener una seguridad razonable sobre si los estados financieros están exentos de errores significativos. Una auditoría incluye el examen, basado en pruebas, de las evidencias que respaldan los montos y revelaciones en los estados financieros. También una auditoría incluye la evaluación de los principios de contabilidad utilizados y las estimaciones significativas hechas por la gerencia, así como la evaluación de la completa presentación de los estados financieros. Consideramos que nuestras auditorías proporcionan una base razonable para nuestra opinión.

Con esta misma fecha, hemos reportado separadamente sobre los estados financieros consolidados de **Manufacturas de Papel, C.A. (MANPA) S.A.C.A.** y Filiales a las mismas fechas y por los mismos períodos, preparados de acuerdo con las normas para la elaboración de estados financieros de las entidades sometidas al control de la Comisión Nacional de Valores de Venezuela, reexpresados en bolívares constantes, los cuales se consideran estados financieros principales de la Compañía. Las diferencias significativas entre los principios de contabilidad de aceptación general en los Estados Unidos de América (US GAAP) y las mencionadas normas se explican en la Nota 1 a los estados financieros.

En nuestra opinión, los estados financieros consolidados antes mencionados presentan razonablemente, en todos sus aspectos substanciales, la situación financiera de **Manufacturas de Papel, C.A. (MANPA) S.A.C.A.** y Filiales al 31 de diciembre de 2001 y 2000, y los resultados de sus operaciones y sus flujos de efectivo por los años terminados en esas fechas, de conformidad con principios de contabilidad de aceptación general en los Estados Unidos de América.

LARA MARAMBIO & ASOCIADOS

Henry M. Sardo
Contador Público
C.P.C. Nº 10.171
C.N.V. N° S-796

Caracas – Venezuela, 19 de febrero de 2002

Deloitte
Touche
Tohmatsu

Balances Generales Consolidados, 31 de diciembre de 2001 y 2000

(Expresados en Miles de Dólares Estadounidenses)

ACTIVO	**2001**	**2000**
ACTIVO CIRCULANTE:		
Efectivo	9,564	5,333
Inversiones temporales	-	13,692
	9,564	19,025
Efectos y cuentas por cobrar - neto	43,784	51,376
Anticipos a proveedores	1,928	1,051
Inventarios - neto	33,099	44,702
Gastos pagados por anticipado	307	357
Otros activos circulantes - neto	13,470	42,159
Total activo circulante	**102,152**	**158,670**
INVENTARIO DE REPUESTOS A LARGO PLAZO	2,780	-
INVERSIONES EN AFILIADAS - Neto	950	2,040
PROPIEDADES, PLANTA Y EQUIPO - Neto	92,199	100,390
IMPUESTO DIFERIDO - Neto	943	-
CARGOS DIFERIDOS Y OTROS ACTIVOS - Neto	2,262	2,433
TOTAL	**201,286**	**263,533**

Balances Generales Consolidados, 31 de diciembre de 2001 y 2000

(Expresados en Miles de Dólares Estadounidenses)

PASIVO Y PATRIMONIO	**2001**	**2000**
PASIVO CIRCULANTE:		
Pagarés y sobregiros bancarios	617	5,434
Porción circulante de préstamos a largo plazo	9,452	11,806
Porción circulante de obligaciones emitidas en circulación	6,188	7,143
Documentos por pagar	3,777	19,438
Cuentas por pagar	31,200	32,701
Obligaciones por operaciones de venta con arrendamiento posterior	-	14,286
Gastos acumulados por pagar	4,828	4,488
Impuestos por pagar	438	715
Total pasivo circulante	**56,500**	**96,011**
PRESTAMOS A LARGO PLAZO	11,088	28,820
OBLIGACIONES EMITIDAS EN CIRCULACION	-	6,701
APARTADO PARA PRESTACIONES SOCIALES	6,351	5,139
OTROS PASIVOS Y CREDITOS DIFERIDOS	222	221
IMPUESTO DIFERIDO - Neto	-	2,442
INTERESES MINORITARIOS	1,666	1,374
Total pasivo	**75,827**	**140,708**
PATRIMONIO - Según estado financiero adjunto	125,459	122,825
TOTAL	**201,286**	**263,533**



Estados Consolidados de Resultados por los años terminados el 31 de diciembre de 2001 y 2000

(Expresados en Miles de Dólares Estadounidenses)

	2001	2000
VENTAS NETAS	206,815	207,182
COSTO DE VENTAS	142,239	151,254
UTILIDAD BRUTA	**64,576**	**55,928**
GASTOS DE VENTAS	28,322	28,534
GASTOS GENERALES Y ADMINISTRATIVOS	13,423	14,717
	41,745	43,251
UTILIDAD EN OPERACIONES	**22,831**	**12,677**
OTROS INGRESOS (EGRESOS):		
Intereses sobre inversiones temporales	891	1,564
Intereses gastos	(8,147)	(14,734)
Diferencias en cambio - neto	1,833	1,653
Realización inversiones temporales	(3,079)	-
Pérdida en inversiones - neto	(2,725)	-
Utilidad en venta de activos	-	121
Otros - neto	(2,350)	(416)
	(13,577)	**(11,812)**
UTILIDAD ANTES DE IMPUESTOS	**9,254**	**865**
PROVISION PARA IMPUESTOS		
Impuesto sobre la renta	(374)	(530)
	(374)	**(530)**
UTILIDAD ANTES DE PARTICIPACION EN RESULTADOS DE AFILIADAS	**9,628**	**1,395**
PARTICIPACION EN RESULTADOS DE AFILIADAS	(673)	428
UTILIDAD ANTES DE INTERESES MINORITARIOS	**8,955**	**1,823**
INTERESES MINORITARIOS	(28)	484
UTILIDAD NETA	**8,927**	**2,307**

Estados Consolidados de Movimiento en las Cuentas de Patrimonio por los años terminados el 31 de diciembre de 2001 y 2000

(Expresados en Miles de Dólares Estadounidenses)

	Capital social	Reserva legal	Déficit acumulado	Total patrimonio
SALDOS AL 31 DE DICIEMBRE DE 1999	**144,278**	**10,406**	**(29,058)**	**125,626**
Dividendos en efectivo	-	-	(5,108)	(5,108)
Utilidad neta	-	-	2,307	2,307
Traspaso de reserva legal de filiales a desincorporar	-	(250)	250	-
SALDOS AL 31 DE DICIEMBRE DE 2000	**144,278**	**10,156**	**(31,609)**	**122,825**
Dividendos en efectivo	-	-	(6,293)	(6,293)
Utilidad neta	-	-	8,927	8,927
SALDOS AL 31 DE DICIEMBRE DE 2001	**144,278**	**10,156**	**(28,975)**	**125,459**



MANPA

Estados Consolidados de Flujos de Efectivo por los años terminados el 31 de diciembre de 2001 y 2000

(Expresados en Miles de Dólares Estadounidenses)

	2001	2000
ACTIVIDADES OPERACIONALES:		
Utilidad neta	8,927	2,307
Ajustes para conciliar la utilidad neta con el efectivo provisto por las actividades operacionales:		
Participación accionistas minoritarios - neto	292	(3,048)
Participación en resultados de afiliadas	673	(428)
Utilidad en venta de activos	-	(121)
Retiros y consumo de equipos y partes industriales	1,543	1,100
Resultado en la venta de inversiones	(10,387)	-
Amortización de exceso de costo sobre el valor en libros de acciones de afiliada	171	171
Diferencias en cambio	(1,833)	(1,653)
Depreciación	12,605	12,702
Amortización de cargos diferidos	132	62
Provisión para prestaciones sociales	5,702	4,592
Cambios en activos y pasivos operacionales (Nota 2)	4,771	(2,376)
Pago de prestaciones sociales	(4,806)	(3,615)
Efectivo neto provisto por las actividades operacionales	**17,790**	**9,693**
ACTIVIDADES DE INVERSION:		
Disminución en dividendos por cobrar	-	183
Venta de activos netos proyecto forestal	23,996	-
Disminución de inversiones - neto	-	(433)
Disminución en cargos diferidos y otros activos	77	67
Compra de propiedades, planta y equipo	(5,957)	(4,353)
Venta de propiedades y equipos	-	287
Efectivo neto provisto (usado) por las actividades de inversión	**18,116**	**(4,249)**
ACTIVIDADES DE FINANCIAMIENTO:		
Aumento (disminución) en pagarés y sobregiros bancarios	(4,594)	2,712
Disminución en préstamos a largo plazo	(17,722)	(10,259)
Disminución en obligaciones emitidas en circulación	(6,886)	(975)
Aumento (disminución) de documentos por pagar	(9,694)	3,084
Dividendos en efectivo	(6,293)	(5,108)
Efectivo neto usado por las actividades de financiamiento	**(45,189)**	**(10,546)**
EFECTO DE TRADUCCION SOBRE EL EFECTIVO Y EQUIVALENTES DE EFECTIVO	(178)	(1,809)
DISMINUCION NETA EN EFECTIVO Y EQUIVALENTES DE EFECTIVO	(9,461)	(6,911)
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL INICIO DEL AÑO	19,025	25,936
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL FINAL DEL AÑO	**9,564**	**19,025**

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y Filiales

Avenida Francisco de Miranda, Torre Country Club, Chacaito.
Apartado Postal 2046, Caracas 1010, Venezuela.
Teléfono: 901.24.99 fax 901.23.10
www.manpa.com.ve

Créditos

División Papel Imprimir, Escribir, Embalar
Avenida Aragua, Maracay, estado Aragua, Venezuela
Teléfono: (0243) 240.11.11

División Higiénicos
Zona Industrial La Hamaca, calle Guayamure, Maracay, estado Aragua, Venezuela
Teléfono: (0243) 240.75.11 fax: (0243) 246.83.27

División Conversión

Productos Escolares y de Oficina Alpes
Zona Industrial II, avenida Juan Ernesto Branger, parcela 94, Valencia, estado Carabobo, Venezuela
Teléfonos: (0241) 833.24.28 - 833.24.19 - 833.24.38

Formas continuas, Resmas y Resmillas Alpes
Avenida Aragua, Maracay, estado Aragua, Venezuela
Teléfono: (0243) 240.11.90 fax: (0243) 240.11.98

Empaques
Bolsas: Zona Industrial La Hamaca, calle Guayamure, Maracay, estado Aragua, Venezuela
Central telefónica: (0243) 240.13.11
Gerencia comercial: (0243) 240.12.32 - 240.12.31
fax: (0243) 240.12.58
Sacos: Zona Industrial La Hamaca, calle Guayamure, Maracay, estado Aragua, Venezuela
Teléfonos: (0243) 240.13.80 - 240.13.81 fax: (0243) 272.31.40

Transporte Alpes
Zona Industrial La Hamaca, calle Guayamure, Maracay, estado Aragua, Venezuela
Teléfonos: (0243) 240.13.80 - 240.13.81 fax: (0243) 272.31.40

Edición a cargo de la Dirección de Relaciones Corporativas de Manufacturas de Papel, C.A. MANPA, S.A.C.A. y Empresas Filiales

Concepción gráfica: Digigraph, C.A.
Pre-prensa electrónica: Optima Color, C.A.
Impresión: Optima Color, C.A.
Depósito legal: pp93-0485
ISBN: 980-07-7502-1
ISSN: 1317-1534




MANPA

SEC MAIL RECEIVED PROCESSING
OCT 2 9 2002
WASH, D.C.

INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:---

[Letterhead of Manpa]

Caracas, August 29, 2002.

Messrs.

NATIONAL SECURITIES COMMISSION

Present.

Attn.: National Securities Registry

In compliance with the remarks of your correspondence dated June 14, 2002 related to the information our company submitted on April 23, 2002 in regard to the periodical or incidental information provided by the entities subject to the control of this organization, please find enclosed herein three (3) counterparts of the following documents:

1. Audited financial statements with the relevant amendments.
2. Form CNV-FG-009 regarding remuneration of the members of the Board of Directors. CONCERNING THIS ITEM WE REQUEST THE NATIONAL SECURITIES COMMISSION TO KEEP SUCH INFORMATION CONFIDENTIAL.
3. Tax return of payment and decree of dividends form CNV-FG-008.
4. 2001 Annual Report.
5. Report by the Statuary Auditors of Manufacturas de Papel, C.A. (MANPA) SACA and subsidiaries.
6. Analysis of the variations of the year 2001 versus the year 2000

Having no further matter to discuss,

Sincerely,

Leticia Level 9suigned) Illegible.

Corporate Planning Manager. --

The foregoing is the true and exact translation of the attached original document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, September 23rd, 2002.

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401221
Planta Sacos
Teléfonos (043) 401235 - 401236
Planta Bolsas
Teléfonos (043) 401094 - 401095

Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401349 - (02) 2398702
CORIALSA (Productos Escolares Alpes)
Teléfonos (041) 332419 - 332405 - 332428
Transportes Alpes
Teléfonos (02) 9012416 - (043) 401380 - 401381

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

Caracas, 29 de Agosto del 2002.

02 ... 29 PM 2:55
RECIBIDO

Señores
COMISION NACIONAL DE VALORES
Presente.-

Att: Registro Nacional de Valores

Cumpliendo con las observaciones de su correspondencia de fecha 14 de junio del 2002, referente a la información que nuestra empresa consignó en fecha 23 de abril del 2002 correspondiente a la información periódica u ocasional que deben suministrar las entidades sometidas al control de este organismo, anexo a la presente encontrarán tres (3) ejemplares de los siguientes documentos:

1- Estados Financieros auditados con las modificaciones correspondientes.

2- Planilla forma CNV-FG-009 referente a la remuneración de los miembros de la Junta Directiva. EN RELACION A ESTE PUNTO SOLICITAMOS A LA COMISION NACIONAL DE VALORES MANTENER DICHA INFORMACION EN FORMA CONFIDENCIAL.

3- Declaración sobre pago y decreto de dividendos forma CNV-FG-008.

4- Memoria año 2001.

5- Informe de los Comisarios de Manufacturas de Papel, C.A. (MANPA) SACA y filiales

6- Análisis de Variaciones del año 2001 versus año 2000

Sin más que agregar

Atentamente

Leticia Level
Gerente de Planificación Corp.

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:---

Translator's Note:

Attached hereto there is the translation of tax return No. 066S. At the upper right margin of this document there is a wet seal that reads as follows: "National Securities Commission. 02 August 29 PM 2:56. RECEIVED FILE."--------------------------------------

The foregoing is the true and exact translation of the attached original document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, September 23rd, 2002.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

C.N.V. - FG008

REPUBLIC OF VENEZUELA
NATIONAL SECURITIES COMMISSION

TAX RETURN:
DECREE AND/OR PAYMENT OF DIVIDENDS AND FORWARDING PERIODICAL OR OCCASIONAL INFORMATION (IN COMPLIANCE WITH ARTICLES 21 AND 125 OF THE CAPITAL MARKET LAW)

REPÚBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ ORA

No. 066S

No.

TYPE OF DECREED DIVIDEND

ORDINARY [X]

EXTRAORDINARY [x]

1. COMPANY NAME

MANUFACTURAS DE PAPEL,C.A. (MANPA) S.A.C.A.

2. CODE	3. TELEPHONE NUMBER(S): 0212 9012245	4. ADDRESS: Avenida Francisco de Miranda T. Country Club, Piso 11 - Chacaíto

5. MAIN FINANCIAL ACTIVITY	6. CAPITAL STOCK	
PAPER PRODUCTION AND CONVERSION	SUBSCRIBED	PAID-IN
7. NUMBER OF SHAREHOLDERS	22.940.094.240	22.940.094.240

8. DIVIDEND DECREED BY:		STATUTORY BASIS	9. DATES			
			DECREE	RECORD	OF PAYMENTS	
SHAREHOLDERS' MEETING	[X]		27/4/01	08/6/01		
BOARD OF DIRECTORS	[ ]		11/11/01	30/11/01	15/06/01	07/12/01

10. FIRST TIME FILING A TAX RETURN YES NO x

11. COMPANY CATEGORY: CIA. ANONIMA O SAICA O MUTUAL FUND O SACA X
MUTUAL FUND Administrator OTHER: O

2. PROFIT SHARING DISTRIBUTION

			FISCAL YEARS					
			PREVIOUS			DECREED		
FOR THE PERIOD	FROM		01	01	2000	01	01	2001
	UNTIL		31	12	2000	01	12	2001

	PREVIOUS	DECREED
I NET PROFIT BEFORE PARTICIPATION IN THE ADMINISTRATING BOARD	5,559,170,000	6,906,439,000
LESS a) INCOME TAX	2,472,252,000	2,437,228,000
b) LEGAL RESERVE(S)		
II NET INCOME AFTER DEDUCTIONS (a.b.)	3,086,918,000	4,469,211,000
LESS: COMPENSATION DEFICIT PREVIOUS FISCAL YEAR(S)		
III NET PROFIT TAKEN AS BASE FOR THE DECREE	3,086,918,000	4,469,211,000

DECREED AND PAID-IN DIVIDENDS

			FISCAL YEARS					
			IMMEDIATE BEFORE			DECREED		
			TOTAL DECREED			TOTAL PAID AT THE DATE OF THIS TAX RETURN	DECREED	
	FOR THE FISCAL YEAR	FROM	01	01	2000	1	01	2001
		UNTIL	31	12	2000	31	12	2001

	AMOUNT	%	AMOUNT	%	AMOUNT	%
IV. CASH PREFERRED SHARES						
V. CASH COMMON SHARES	3,441,014,136	100	3,441,014,136	100	4,588,018,848	100
TOTAL CASH DIVIDEND	3,441,014,136	100	3,441,014,136	100	4,588,018,848	100
VI. SHARE DIVIDEND						
VII. OTHER TYPE OF DIVIDEND						
TOTAL DIVIDEND	3,441,014,136	100	3,441,014,136	100	4,588,018,848	100

CASH DIVIDEND	ACCUMULATED BEFORE PREVIOUS TAX (FROM 1969)	FROM PREVIOUS FISCAL YEAR	TOTAL ACCUMULATED
a) Decreed dividend			
b) Unpaid decreed dividend			
PERCENTAGE (A+B)			

EXPLAIN WHY THE COMPANY HAS NOT FULLY OR PARTIALLY PAID DIVIDENDS, IF APPLIES.

13. IF THE COMPANY WERE EXEMPTED BY THE NATIONAL SECURITIES COMMISSION IN VIEW OF ARTICLE 126 OF THE CAPITAL MARKET LAW INDICATE RESOLUTION No. ________________ DATE OF RESOLUTION ____________

14. DOES THE COMPANY HAVE ANY TAX INCENTIVE ? YES____ NO____ DATE OF INCENTIVE

C.N.V. - FG008

REPUBLICA DE VENEZUELA
COMISION NACIONAL DE VALORES

DECLARACION SOBRE:
DECRETO Y/O PAGO DE DIVIDENDOS Y REMISION DE INFORMACION PERIODICA U OCASIONAL (EN CUMPLIMIENTO DE LOS ARTICULOS 21 Y 25 DE LA LEY DE MERCADO DE CAPITALES)

02 ... 29 P.M. 2:56
RECIBIDO

Nº

No. ______________

TIPO DE DIVIDENDO DECRETADO

ORDINARIO [X]

EXTRAORDINARIO [X]

1. NOMBRE DE LA EMPRESA
Manufacturas de Papel, C.A. (Manpa) S.A.C.A.

2. CODIGO

3. NUMERO(S) DE TELEFONO: 0212 9012245

4. DIRECCION: Avenida Francisco de Miranda T. Country Club, Piso 11 - Chacaito

5. PRINCIPAL ACTIVIDAD ECONOMICA
Producción y Conversión de Papel

7. NUMERO DE ACCIONISTAS

6. CAPITAL SOCIAL

SUSCRITO	PAGADO
22.940.094.240	22.940.094.240

8. DIVIDENDO DECRETADO POR:
Asamblea Accionistas [X]
Junta Directiva [ ]

FUNDAMENTO ESTATUTARIO

9. FECHAS

DECRETO	REGISTRO	DE PAGOS			
27-4-01	08-6-01		15-6-01	7-12-01	
11-11-01	30-11-01				

10. PRIMERA VEZ QUE DECLARA SI [ ] NO [X]

11. FORMA DE SOCIEDAD: CIA. ANONIMA [ ] SAICA [ ] FONDO MUTUAL [ ] SACA [X]
ADMINISTADORA DE FONDO MUTUAL [ ] OTRA: ______________

12. DISTRIBUCION DE LA UTILIDAD:

		EJERCICIOS ANTERIOR			EJERCICIOS DECRETADO		
POR EL PERIODO	DESDE	01	01	2000	01	01	2001
	HASTA	31	12	2000	01	12	2001
I UTILIDAD NETA ANTES DE PARTICIPACION DE LA JUNTA ADMINISTRADORA		5.559.170.000			6.906.439.000		
MENOS a) IMPUESTO SOBRE LA RENTA		2.472.252.000			2.437.228.000		
b) RESERVA(S) LEGAL(ES)							
II UTILIDAD NETA DESPUES DE DEDUCCIONES (a. b.)		3.086.918.000			4.469.211.000		
MENOS: COMPENSACION DEFICIT EJERCICIO(S) ANTERIOR(ES)							
III UTILIDAD NETA TOMADA COMO BASE PARA EL DECRETO		3.086.918.000			4.469.211.000		

DIVIDENDOS DECRETADOS PAGADOS

	EJERCICIOS ECONOMICOS: INMEDIATO ANTERIOR – TOTAL DECRETADO		TOTAL PAGADO A LA FECHA DE ESTA DECLARACION		DECRETADO	
POR EL EJERCICIO – DESDE	01 01 2000				01 01 2001	
HASTA	31 12 2000				31 12 2001	
	MONTO	%	MONTO	%	MONTO	%
IV. EFECTIVO ACCIONES PREFERIDAS						
V. EFECTIVO ACCIONES COMUNES	3.441.014.136	100	3.441.014.136	100	4.588.018.848	100
TOTAL DIVIDENDO EN EFECTIVO	3.441.014.136	100	3.441.014.136	100	4.588.018.848	100
VI. DIVIDENDO EN ACCIONES						
VII. OTRO TIPO DE DIVIDENDO						
TOTAL DIVIDENDO	3.441.014.136	100	3.441.014.136	100	4.588.018.848	100

DIVIDENDO EN EFECTIVO	ACUMULADO ANTES DEL EJERCICIO ANTERIOR (A PARTIR DE 1969)	DEL EJERCICIO ANTERIOR	TOTAL ACUMULADO
a) Dividendo Decretado			
b) Dividendo Decretado no Pagado			
PORCENTAJE (a + b)			

EXPLIQUE SI FUERA EL CASO, POR QUE LA EMPRESA NO HA PAGADO TOTAL O PARCIALMENTE LOS DIVIDENDOS

13. SI LA EMPRESA FUE EXIMIDA POR LA COMISION DE VALORES EN ATENCION AL ARTICULO 126 DE LA LEY DE MERCADO DE CAPITALES SEÑALE Nº DE LA RESOLUCION ______________ FECHA DE LA RESOLUCION ______________

14. ¿DISFRUTA LA COMPAÑIA DE ALGUN INCENTIVO FISCAL? SI [ ] NO [ ] FECHA DE INICIO DEL INCENTIVO ______________
INDIQUE EL TIPO Y FUENTE DEL INCENTIVO ______________

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

ANNUAL REPORT 2001

CONTENT

Board of Directors and Executive Staff	2
Official Announcements	3
Report form the Board of Directors	4
Consolidated Financial Statements	7
Historical Consolidated Financial Statements	19
Consolidated Financial Statements in dollars	25

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

BOARD OF DIRECTORS

President:	Carlos Delfino T.
First Vice-resident:	José G. Paparoni M.
Second Vicepresident:	Celestino Martínez P.
Main Directors:	Alfredo Travieso P.
	Carlos H. Paparoni M.
	Julio Bustamante D.

REPUBLICA DE VENEZUELA
2
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

	Alfredo Gómez-Ruiz R.
	Elena Delfino P.
	Arnaldo Añez D.
Acting Directors:	Alberto Delfino T.
	Ricardo Vegas R.
	Carlos Soto-Rivera A.
	Ricardo Delfino M.
	Gustavo Paparoni S.
	Armando Martínez M.
	Miguel Carpio D.
	Alejandro Delfino T.
	Angel J. Ramírez O.
	Manuel Díaz D.
	Guilelrmo Salas D.
Advisor:	Juan Delfino R.
EXECUTIVE STAFF	
President:	Alejandro Delfino T.
Vice-President of the Corporate Finance Division	Juan Antonio Lovera
Vice-President of the Printing, Writing, Packaging Division	Eduardo E. Larrazábal
Vice-President of Hygienic Division	Egbert Dittmer
Vice-President of the Conversion Division	Eduardo E. Larrazábal
Assistant to the Executive Presidency	Pedro Bosque
Corporate Relations Director	Beatríz Febres-Cordero
Corporate Project Manager	Enrique Larrazál
Corporate Human Resources Manager	Rosa Olivar

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

Authorized CAPITAL Bs 45.880.122.420,00

Paid-in capital Bs. 22,940,094,240.00

NOTIFICATION

Company shareholders are hereby called for a General Shareholders' Meeting to be held on April 18, 2002 at 3:00 p.m. in our premises located in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, aimed at:

1. Considering the Financial statements corresponding to the fiscal year from January the 1st and December the 31st, 2001 in view of both the reports of the Board of Directors and of the Statutory Auditors.
2. Appointing the members of the Board of Directors for the next statutory term.
3. Agreeing on an ordinary dividend to be allocated among shareholders and delegating the Board of Directors setting the record dates to shareholders.

Shareholders are hereby informed that the audited Financial Statements, the reports by the Statutory Auditors and other documents referred to herein have been available at company premises since March 24, 2002.

Caracas, April 10, 2002.

For the BOARD OF DIRECTORS

Carlos Delfino T. (signed) Illegible.

President.--

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

Report by the Board of Directors

Dear Shareholders:

Below please find the management report for the fiscal year comprising January the 1st and December the 31st, 2001 in order to submit it to your consideration.

Complex financial-political scenarios under which MANPA operations are carried out during the year 2001 impacted company performance. Such scenarios are briefly described below:

Financial activity behavior continued a slow recovery, increasing only circa 2.7% the Internal Gross Product. International Reserves plummeted; unemployment rate continued at levels of 13.8%. Fiscal Deficit was the highest since 1998 (4% of the GIP)

and the Band System monetary policy kept the local currency anchored, indicating an overvaluation margin compared to the dollar of circa 45%.

Although such financial conditions, MANPA obtained very favorable results mainly for the cost-reduction plan implemented from the middle of the year 2000, focused on disposal of assets not related to the business and to the operating restructuring. In addition, an aggressive reduction of the financial indebtedness was achieved as well as a strengthening of the capital structure.

Thus, it is important to mention that in March 2001 MANPA sold for US$24 million cash all the assets of the Forest Division to a Chilean company expert in the field, plus the 50% of the rights over occurrence of carbon capture from forest plantations in the next 18 years.

All of this brought in a Net income in nominal terms amounting to Bs.21,187 million vs. Bs.4,807 million in the year 2000, which represented an increase of Bs.16,380 million or 340.7%.

Net income adjusted for the effects of inflation at December 31, 2001 amounted to Bs.4,514 million and that restated in dollars amounted to US$8,927 thousand.

Total paper sales volume increased 2.7% when going from 134,440 MT in 2000 to 138,073 MT in 2001, representing in Bolivar nominal terms at December 31, 2001 the amount of Bs.149,984 million, which compared to the sales of the year 2000 amounting to Bs.140,761 million represent an increase of 6.5%. In terms of bolivars adjusted for inflation at December 31, 2001 sales amounted to Bs.158,100 million and stated in dollars amounted to US$207 million.

In the domestic market, the paper sales volume amounted to Bs.115,696 MT that compared to 110,690 MT sold in 2000 indicated an increase of 5,006 MT or 4.5%. Export volume, in turn, amounted 22,377 MT that compared to 23,750 MT for the year 2000 represents a reduction of 1,373 MT or 5.8% as a consequence of the competitiveness loss in the international markets, product of the currency exchange anchorage.

Capital investments during the year 2001 amounted to US$5.96 million, which in bolivars adjusted for inflation at December 31, 2001 represent Bs.2,133 million.

In April 2001, an ordinary decree of Bs.1.00 per share equivalent to a total of Bs.2,294,009,424 was decreed in a General Shareholders' Meeting. Likewise, the Special Shareholders' Meeting in November 2001 agreed to decree a special cash dividend of Bs.1.00 per share representing a total of Bs.2,294,009,424, which totaled the amount of Bs.4,588 million for the year, which represents an increase of 33% in regard to the year 2000.

In the area of Human Resources the Annual Training Plan was met, investing a total of 26,176 hours/men aimed at strengthening our human resources in managerial, professional and technical areas.

With this report, the Board of Directors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. states the most outstanding events that took place during the management corresponding to the fiscal year ending at December 31, 2001 and specially thanks all personnel working at MANPA who with their effort and hardworking helped face this difficult year for the company.

Enclose you will find the Report by the Statutory Auditors and the Consolidated Audited Financial Statements that indicate the financial situation and the results from operation of Manufactruas de Papel, C.A. (MANPA) S.A.C.A. at December 31, 2001.

Sincerely,

Carlos Delfino T. (signed) Illegible.

Chairman of the Board of Directors.---

CONSOLIDATED FINANCIAL STATEMENTS at December 31, 2001 and 2000

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

Statutory Auditors' Letter

Caracas, March 19, 2002.

Messrs.

Shareholders of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Present

Dear sirs:

As statutory Auditors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A., appointed by the General Shareholders' Meeting dated April 27, 2001 we have examined the

Consolidated Balance Sheet of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and its subsidiaries at December 31, 2001 as well as the Consolidated income statement for the period comprised from January the 1st to December 31, 2001.

Our review included the analysis of the Financial Statements, periodical interviews with Company executive officers and other procedures we deemed necessary due to the circumstances. We also reviewed the Consolidated Balance Sheet, the associate Income Statement, movement in Equity accounts and Cash flows of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and its subsidiaries, as per report by the External Company Auditors dated February 19, 202 which has to be jointly considered with this report.

In our opinion, the financial statements abovementioned fairly state the financial situation of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and its subsidiaries at December 31, 2001 and the results of its operations for the term ended on that date, pursuant to the standards for preparing financial statements subject to control by the National Securities Commission.

We thus ended the task entrusted and thank you.

Sincerely,

Jacobo J. Cohén R. (signed) Illegible.

Main Statutory Auditor.

"C. Admon." (sci.) 12.915

Isabel Quintero G. (signed) Illegible.

Certified Public Accountant 15.197--

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET,

December 31, 2001

Restated in constant bolivars at December 31, 2001

(stated in thousands of bolivars)

ASSETS

CURRENT ASSETS:

Cash and accounts receivable, net	33,188,405
Advances to suppliers	1,463,996
Inventory	25,089,918
Expenses paid in advance	233,755
Other current assets	16,151,991
Total current assets	**83,377,657**
LONG-TERM SPARE PARTS INVENTORY	1,897,330
INVESTMENTS IN AFFILIATES – Net	4,547,501
PROPERTIES, PLANT AND EQUIPMENT – Net	226,999,429
DEFERRED CHARGES AND OTHER ASSETS – Net	1,308,915
TOTAL	**318,130,832**

Jacobo J. Cohén R. (signed) Illegible.

Main Statutory Auditor.

"C. Admon." (sci.) 12.915

Isabel Quintero G. (signed) Illegible.

Certified Public Accountant 15.197--

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

Consolidated Balance Sheet,

December 31, 2001

Restated in constant bolivars at December 31, 2001

(Stated in thousands of bolivars)

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

Promissory notes and bank overdrafts	467,673
Current portion of long-term loans	7,164,717
Current portion of issued current obligations	4,690,800
Documents payable	2,862,844
Accounts payable	23,625,093
Accumulated expenses payable	[illegible]

Total current liabilities	**42,802,734**
LONG-TERM LOANS	8,405,000
PROVISION FOR SEVERANCE BENEFITS	4,814,206
OTHER LIABILITIES AND DEFERRED CREDITS	252,825
MINORITY INTERESTS	979,902
Total liabilities	**57,254,667**
EQUITY	
Capital stock, 2,294,009,424 common shares of Bs.10 each	22,940,094
Capital updating	46,692,596
Total capital stock	**69,632,690**
Updated balance net for future capital increases	119,593,551
Accumulated result from translation of foreign subsidiary	200,063
Retained earnings:	
Legal reserve	6,963,269
Undistributed	31,576,242
Result from holding non-monetary assets	32,910,350
Total shareholder's equity	**260,876,165**
TOTAL	**318,130,832**

Jacobo J. Cohén R. (signed) Illegible.

Main Statutory Auditor.

"C. Admon." (sci.) 12.915

Isabel Quintero G. (signed) Illegible.

Certified Public Accountant 15.197---

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

Consolidated Income Statement,

December 31, 2001

Restated in constant bolivars at December 31, 2001

(Stated in thousands of bolivars, except Net profit per share)

GROSS INCOME	**54,412,741**
SALES EXPENSES	21,799,170
GENERAL AND ADMINISTRATIVE EXPENSES	10,603,714
	32,402,884
OPERATING INCOME	**22,009,857**
OTHER INCOME (DISBURSEMENTS):	
Loss in investment, net	(8,224,117)
Others – net	(2,999,999)
	(11,224,116)
INTEGRAL FINANCING INCOME (COST):	
Interests expenses	(6,246,188)
Interests on temporary investments	683,873
Exchange differences – net	(1,331,897)
Monetary earnings	3,518,701
	(3,375,511)
INCOME BEFORE TAXES	7,410,230
TAX PROVISION	2,437,228
NET INCOME BEFORE PARTICIPATION IN RESULTS FROM AFFILIATES	**4,973,002**
PARTICIPATION IN RESULTS FROM AFFILIATES	(440,892)
INCOME BEFORE MINORITY INTERESTS	**4,532,110**
MINORITY INTERESTS	(18,074)
NET INCOME	**4,514,036**
NET INCOME PER SHARE (2,294,009,424 average shares)	**1.97**

Jacobo J. Cohén R. (signed) Illegible.

Main Statutory Auditor.

"C. Admon." (sci.) 12.915

Isabel Quintero G. (signed) Illegible.

Certified Public Accountant 15.197--

[Letterhead of Deloitte & Touche]

Report by the Independent Public Accountants.

To the Shareholders and the Board of Directors of **Manufacturas de Papel, C.A. (MANPA) S.A.C.A.**

We have audited the consolidated balance sheets of **Manufacturas de Papel, C.A. (MANPA) S.A.C.A.** and Subsidiaries at December 31, 2001 and 2000 and the related consolidated income statements, movement in equity accounts and of cash flows for the years ended those dates, which are attached hereto, stated in constant bolivars. Preparation of such financial statements is the responsibility of Company management. Our responsibility is to give an opinion about those financial statements based on our audits.

We carry out our audits pursuant to the generally accepted audit standards in Venezuela. Those standards require planning and carrying out the audit to get a reasonable security of whether the financial statements are exempted from material errors. An audit includes an evaluation, based on tests, evidences supporting amounts and disclosures in the financial statements. An audit also includes an evaluation of the accounting principles used and the significant estimations made by the management as well as the evaluation of the total financial statements. We deem our audits offer a reasonable base for our opinion.

The Company is subject to control by the National Securities Commission; therefore, its financial statements are submitted pursuant to the standards for the preparation of financial statements set forth by such Commission.. The main differences applicable to the Company, among the standards abovementioned and the generally accepted accounting principles in Venezuela, are explained in Note 1 to the consolidated financial statements.

In our opinion, the consolidated financial statements aforementioned reasonably state, in all substantial matters, the financial situation of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and Subsidiaries at December 31, 2001 and 2002 and the results of its operations and cash flows ended those dates, pursuant to the standards for the preparation of financial statements of entities subject to control by the National Securities Commission.

JUDITH X. HERNANDEZ INTERPRETE PUBLICO VENEZUELA

In our report dated February 19, 2001 our opinion about the consolidated financial statements had a paragraph regarding the effects, if any, on such financial statements that may come from the decision of disposing assets related to the forest project being negotiating. As indicated in Notes 1 and 6 to the consolidated financial statements dated March 2, 2001 the Company ended the process of negotiating net assets related to the forest project, which final effect was registered in the results of the year ended at December 31, 2001.

Our audits were carried out aimed at giving an opinion of the consolidated financial statements restated in constant bolivars, considered as a whole. The consolidated financial statements at December 31, 2001 and 2002 are prepared based on historical costs, pursuant to the provisions of the National Securities Commission, and are included in pages 26 to 29 for supplementary information. Such financial statements have been subject to the audit procedures applicable in the audit of financial statements restated in constant bolivars and, in our opinion, they are reasonably submitted, in all their substantial matters, pursuant to the accounting bases described in Note 1.

LARA MARAMBIO & ASOCIADOS

Henry M. Sardo (signed) Illegible.

Public Accountant.

Certified Public Accountant No.10.171

"C.N.V."(sic.) S-796

Caracas – Venezuela, February 19, 2002 ---

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

Consolidated Balance Sheets,

December 31, 2001 and 2000

Restated in constant bolivars at December 31, 2001

(Stated in thousands of bolivars)

ASSETS	**2001**	**2000**
CURRENT ASSETS:		
Cash	7,249,592	4,062,571
Temporary investments	-	8,983,565

	2001	2000
	7,249,592	13,046,136
Bills and accounts receivable – net	33,188,405	39,664,975
Advances to suppliers	1,463,996	846,609
Inventory	25,089,918	34,731,718
Expenses paid in advance	233,755	298,839
Other current assets	16,151,991	45,819,231
Total current assets	**83,377,657**	**134,407,508**
LONG-TERM SPARE PARTS INVENTORY	1,897,330	-
INVESTMENTS IN AFFILIATES – Net	4,547,501	6,220,428
PROPERTIES, PLANT AND EQUIPMENT – Net	226,999,429	246,436,311
DEFERRED CHARGES AND OTHER ASSETS – Net	1,308,915	1,411,569
TOTAL	**318,130,832**	**388,475,816**

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

Consolidated Balance Sheets,

December 31, 2001 and 2000

Restated in constant bolivars at December 31, 2001

(Stated in thousands of bolivars)

LIABILITIES AND SHAREHOLDERS' EQUITY	**2001**	**2000**
CURRENT LIABILITIES:		
Promissory notes and bank overdrafts	467,673	4,270,434
Current portion of long-term loans	7,164,717	9,277,897
Current portion of issued current obligations	4,690,800	5,613,473
Documents payable	2,862,844	14,325,073
Accounts payable	23,625,093	26,493,177
Obligations from leaseback operations	-	11,226,946
Accumulated expenses payable	3,652,013	3,498,665
Taxes payable	339,594	518,337
Total current liabilities	**42,802,734**	**75,224,002**
LONG-TERM LOANS	8,405,000	22,649,248
ISSUED CURRENT OBLIGATIONS	-	5,266,336

PROVISION FOR SEVERANCE BENEFITS	4,814,206	4,039,030
OTHER LIABILITIES AND DEFERRED CREDITS	252,825	212,452
MINORITY INTERESTS	979,902	961,828
Total liabilities	**57,254,667**	**108,352,896**
EQUITY – As per enclose financial statement	260,876,165	280,122,920
TOTAL	**318,130,832**	**388,475,816**

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

Consolidated Income Statements for the years ended

December 31, 2001 and 2000

Restated in constant bolivars at December 31, 2001

(Stated in thousands of bolivars, except Net income per Share)

	2001	2000
NET SALES	158,100,109	165,430,911
SALES COST	103,687,368	118,688,033
GROSS INCOME	54,412,741	46,742,878
SALES EXPENSES	21,799,170	22,729,911
GENERAL AND ADMINISTRATIVE EXPENSES	10,603,714	11,952,036
	32,402,884	34,681,947
OPERATING INCOME	**22,009,857**	**12,060,931**
OTHER INCOME (DISBURSEMENTS):		
Loss in investment, net	(5,404,878)	(1,571,772)
Realization of temporary investments	(2,819,239)	-
Earnings for selling assets	-	43,764
Others – net	(2,999,999)	(1,708,041)
	(11,224,116)	(3,236,049)
INTEGRAL FINANCING INCOME (COST):		
Interests expenses	(6,246,188)	(11,895,603)
Interests on temporary investments	683,873	1,106,056
Exchange differences – net	(1,331,897)	(1,256,384)

Monetary earnings	3,518,701	8,923,682
	(3,375,511)	(3,122,249)
INCOME BEFORE TAXES	**7,410,230**	**5,702,633**
TAX PROVISION	2,437,228	2,730,268
NET INCOME BEFORE PARTICIPATION IN RESULTS FROM AFFILIATES	**4,973,002**	**2,972,365**
PARTICIPATION IN RESULTS FROM AFFILIATES	(440,892)	(146,273)
INCOME BEFORE MINORITY INTERESTS	**4,532,110**	**2,826,092**
MINORITY INTERESTS	(18,074)	338,952
INCOME BEFORE EXTRAORDINARY PROVISION	**4,514,036**	**3,165,044**
EXTRAORDINARY PROVISION – Tax benefit for transfer of tax loss carry forwards from previous years		1,156,341
NET INCOME	4,514,036	4,321,385
NET INCOME PER SHARE (2,294,009,424 average shares)	**1.97**	**1.88**

Translator's Note: Next, there is the consolidated statement of movement in Equity accounts for the years ended December 31, 2001 and 2000 which translation Is attached hereto.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

Consolidated Statements of Cash Flow for the years ended December 31, 2001 and 2000

Restated in constant bolivars at December 31, 2001

(Stated in thousands of bolivars)

	2001	2000
OPERATING ACTIVITIES:		
Net income	4,514,036	4,321,385
Adjustments to reconcile net income with cash provided by operating activities:		
Participation of minority shareholders – net	18,074	(338,952)

Participation in results from affiliates	440,892	146,273
Loss in investments – net	(112,571)	1,571,772
Income from selling assets	-	(43,764)
Withdrawals and use of equipment and industrial parts	1,288,013	965,776
Provision for investments	612,962	-
Repayment of excess cost on book value of shares from affiliates	414,626	414,626
Monetary earnings	(3,518,701)	(8,923,682)
Depreciation	14,045,918	15,778,782
Amortization of deferred charges	75,560	47,904
Provision for severance benefits	4,960,014	3,712,165
Changes in operating assets and liabilities	(6,397,107)	(6,609,769)
Severance payment	(3,677,742)	(2,922,697)
Accumulated result from translation of foreign affiliate	11,032	24,100
Net cash provided for operating activities	**12,675,006**	**8,143,919**
INVESTMENT ACTIVITIES:		
Reduction of dividends receivable	-	148,166
Sale of net assets forest project	17,899,964	-
Investment increase – net	58,909	54,254
Purchase of property, plant and equipment	(2,132,594)	(4,112,609)
Sales of property and equipment	-	232,367
Net cash provided for (used in) investing activities	**15,826,279**	**(3,989,779)**
FINANCING ACTIVITIES:		
Increase (reduction) in promissory notes and bank overdrafts	(3,516,187)	2,191,874
Reduction in long-term loans	(13,563,039)	(8,293,362)
Increase (reduction) in issued current obligations	(5,269,965)	(788,428)
Increase (reduction) in documents payable	(7,418,607)	2,493,205

Cash dividends	(4,801,224)	(4,209,618)
Net cash used in financing activities	**(34,569,022)**	**(8,606,329)**
EFFECTS FOR INFLATION ON CASH AND CASH EQUIVALENTS	271,193	557,188
NET REDUCTION IN CASH AND CASH EQUIVALENTS	(5,796,544)	(3,895,001)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	13,046,136	16,941,137
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	**7,249,592**	**13,046,136**

Historical Consolidated Financial Statements at December 31, 2001 and 2000

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

Consolidated Balance Sheets,

December 31, 2001 and 2000

In historical bolivars

(Stated in thousands of bolivars)

ASSETS	**2001**	**2000**
CURRENT ASSETS:		
Cash	7,249,592	3,733,125
Temporary investments	-	9,584,697
	7,249,592	13,317,822
Bills and accounts receivable – net	33,188,405	35,962,452
Advances to suppliers	1,453,669	735,367
Inventory	24,443,893	30,622,455
Expenses paid in advance	233,674	228,249
Other current assets	3,568,934	12,338,682
Total current assets	**70,128,167**	**93,205,027**
LONG-TERM SPARE PARTS INVENTORY	1,751,152	-
INVESTMENTS IN AFFILIATES – Net	327,105	841,817
PROPERTIES, PLANT AND EQUIPMENT – Net	30,121,305	31,238,923
DEFERRED CHARGES AND OTHER ASSETS – Net	1,308,915	1,407,475

TOTAL	**103,636,644**	**126,693,242**
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Promissory notes and bank overdrafts	467,673	3,803,736
Current portion of long-term loans	7,164,717	8,263,954
Current portion of issued current obligations	4,690,800	5,000,000
Documents payable	2,862,844	9,901,417
Accounts payable	23,726,089	26,673,192
Obligations from leaseback operations	-	10,000,000
Accumulated expenses payable	3,659,547	3,141,813
Taxes payable	332,060	500,320
Total current liabilities	**42,903,730**	**67,284,432**
LONG-TERM LOANS	8,405,000	20,174,006
ISSUED CURRENT OBLIGATIONS	-	4,690,800
PROVISION FOR SEVERANCE BENEFITS	4,814,206	3,597,621
OTHER LIABILITIES AND DEFERRED CREDITS	556,309	616,916
MINORITY INTERESTS	979,902	961,828
Total liabilities	**57,659,147**	**97,325,603**
EQUITY – As per enclose financial statement	45,977,497	29,367,639
TOTAL	**103,636,644**	**126,693,242**

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

Consolidated Income Statements for the years ended

December 31, 2001 and 2000

In historical bolivars

(Stated in thousands of bolivars, except Net income per Share)

	2001	2000
NET SALES	149,984,098	140,760,974
SALES COST	96,893,131	96,701,292
GROSS INCOME	**53,090,967**	**44,059,682**
SALES EXPENSES	20,497,891	19,410,285

GENERAL AND ADMINISTRATIVE EXPENSES	9,375,699	9,682,742
	29,873,590	29,093,027
OPERATING INCOME	**23,217,377**	**14,966,655**
OTHER INCOME (DISBURSEMENTS):		
Income in investment, net	10,646,891	-
Realization of temporary investments	(1,021,950)	-
Earnings for selling assets	-	82,267
Others – net	(2,227,251)	(241,233)
	7,397,690	(158,966)
INTEGRAL FINANCING INCOME (COST):		
Interests expenses	(5,889,115)	(10,048,701)
Interests on temporary investments	646,684	1,066,426
Exchange differences – net	(1,247,713)	(777,617)
	(6,490,144)	(9,759,892)
INCOME BEFORE TAXES	**24,124,923**	**5,047,797**
TAX PROVISION	2,349,493	2,420,414
NET INCOME BEFORE PARTICIPATION IN RESULTS FROM AFFILIATES	**21,775,430**	**2,627,383**
PARTICIPATION IN RESULTS FROM AFFILIATES	(570,511)	810,238
INCOME BEFORE MINORITY INTERESTS	**21,204,919**	**3,437,621**
MINORITY INTERESTS	(18,074)	338,952
INCOME BEFORE EXTRAORDINARY PROVISION	**21,186,845**	**3,776,573**
EXTRAORDINARY PROVISION – Tax benefit for transfer of tax loss carry forwards from previous years	-	1,029,969
NET INCOME	**21,186,845**	**4,806,542**
NET INCOME PER SHARE (2,294,009,424 average shares)	**9.24**	**2.10**

Translator's Note: Next, there is the consolidated statement of movement in Equity accounts for the years ended December 31, 2001 and 2000 which translation Is attached hereto.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

Consolidated Statements of Cash Flow for the years ended

December 31, 2001 and 2000

In historical bolivars

(Stated in thousands of bolivars)

	2001	**2000**
OPERATING ACTIVITIES:		
Net income	21,186,845	4,806,542
Adjustments to reconcile net income with cash provided by operating activities:		
Participation of minority shareholders – net	18,074	(847,861)
Participation in results from affiliates	570,511	(810,238)
Income in investments – net	(18,352,001)	-
Income from selling assets	-	(82,267)
Withdrawals and use of equipment and industrial parts	1,067,980	642,547
Provision for investments	600,000	-
Repayment of excess cost on book value of shares from affiliates	80,750	80,750
Depreciation	4,140,202	4,167,836
Amortization of deferred charges	42,669	42,669
Provision for severance benefits	4,705,927	3,131,758
Changes in operating assets and liabilities	563,061	(2,114,698)
Severance payment	(3,489,342)	(2,465,725)
Accumulated result from translation of foreign affiliate	11,032	24,100
Net cash provided for operating activities	**11,145,708**	**6,575,413**

INVESTMENT ACTIVITIES:

Reduction of dividends receivable	-	125,000
Sale of net assets forest project	16,983,000	-
Investment increase – net	-	(295,473)
Reduction in deferred charges and other assets	55,891	45,771
Purchase of property, plant and equipment	(1,421,931)	(3,017,638)
Sales of property and equipment	-	196,036
Net cash provided for (used in) investing activities	**15,616,960**	**(2,946,304)**
FINANCING ACTIVITIES:		
Increase (reduction) in promissory notes and bank overdrafts	(3,336,063)	1,849,168
Reduction in long-term loans	(12,868,243)	(6,996,671)
Increase (reduction) in issued current obligations	(5,000,000)	(665,155)
Increase (reduction) in documents payable	(7,038,573)	2,103,385
Cash dividends	(4,588,019)	(3,441,014)
Net cash used in financing activities	**(32,830,898)**	**(7,150,287)**
NET REDUCTION IN CASH AND CASH EQUIVALENTS	(6,068,230)	(3,521,178)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	13,317,822	16,839,000
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	**7,249,592**	**13,317,822**

Consolidated Financial Statements in Dollars at December 31, 2001 and 2000

[Letterhead of Deloitte & Touche]

Report by the Independent Public Accountants.

To the Shareholders and the Board of Directors of **Manufacturas de Papel, C.A. (MANPA) S.A.C.A.**

We have audited the consolidated balance sheets of **Manufacturas de Papel, C.A. (MANPA) S.A.C.A.** and Subsidiaries at December 31, 2001 and 2000 and the related consolidated income statements, movement in equity accounts and of cash flows for the years ended on these dates, enclose herein, prepared pursuant to the generally

accepted accounting principles in the United States which, as indicated in Note 1 to the financial statements, have been stated in US dollars. Preparation of these financial statements is the responsibility of Company management. Our responsibility is to give an opinion about those financial statements based on our audits.

We carry out our audits pursuant to the generally accepted audit standards in the United States. Those standards require planning and carrying out the audit to get a reasonable security of whether the financial statements are exempted from material errors. An audit includes an evaluation, based on tests, evidences supporting amounts and disclosures in the financial statements. An audit also includes an evaluation of the accounting principles used and the significant estimations made by the management as well as the evaluation of the total financial statements. We deem our audits offer a reasonable base for our opinion.

On this same date, we have separately reported the consolidated financial statements of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and Subsidiaries at the same dates and for the same periods, prepared pursuant to the standards for the preparation of financial statements of entities subject to control by the National Securities Commission, restated in constant bolivars, which are considered the Company main financial statements. The material differences between the accounting principles generally accepted in the United States (US GAAP) and the abovementioned standards are explained in Note 1 to the financial statements.

In our opinion, the aforementioned consolidated financial statements reasonably present, in all the material matters, the financial situation of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and Subsidiaries at December 31, 2001 and 2000 as well as the results from their operations and cash flows for the years ended on those dates, pursuant to the accounting principles generally accepted in the United States.

LARA MARAMBIO & ASOCIADOS

Henry M. Sardo (signed) Illegible.

Public Accountant.

Certified Public Accountant No.10.171

"C.N.V."(sic.) S-796

Caracas – Venezuela, February 19, 2002 --

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

Consolidated Balance Sheets,

December 31, 2001 and 2000

(Stated in thousands of US dollars)

ASSETS	**2001**	**2000**
CURRENT ASSETS:		
Cash	9,564	5,333
Temporary investments	-	13,692
Bills and accounts receivable – net	9,564	19,025
Advances to suppliers	43,784	51,376
Inventory	1,928	1,051
Expenses paid in advance	307	357
Other current assets - net	13,470	42,159
Total current assets	**102,152**	**158,670**
LONG-TERM SPARE PARTS INVENTORY	2,780	-
INVESTMENTS IN AFFILIATES – Net	950	2,040
PROPERTIES, PLANT AND EQUIPMENT – Net	92,199	100,390
DEFERRED TAXES – Net	943	-
DEFERRED CHARGES AND OTHER ASSETS – Net	2,262	2,433
TOTAL	**201,286**	**263,533**

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

Consolidated Balance Sheets,

December 31, 2001 and 2000

(Stated in thousands of US Dollars)

LIABILITIES AND SHAREHOLDERS' EQUITY	**2001**	**2000**
CURRENT LIABILITIES:		
Promissory notes and bank overdrafts	617	5,434
Current portion of long-term loans	9,452	11,806
Current portion of issued current obligations	6,188	7,143

Documents payable	3,777	19,438
Accounts payable	31,200	32,701
Obligations from leaseback operations	-	14,286
Accumulated expenses payable	4,828	4,488
Taxes payable	438	715
Total current liabilities	**56,500**	**96,011**
LONG-TERM LOANS	11,088	28,820
ISSUED CURRENT OBLIGATIONS	-	6,701
PROVISION FOR SEVERANCE BENEFITS	6,351	5,139
OTHER LIABILITIES AND DEFERRED CREDITS	222	221
MINORITY INTERESTS	1,666	1,374
Total liabilities	**75,827**	**140,708**
EQUITY – As per enclose financial statement	125,459	122,825
TOTAL	**201,286**	**263,533**

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

Consolidated Income Statements for the years ended

December 31, 2001 and 2000

(Stated in thousands of US Dollars)

	2001	**2000**
NET SALES	206,815	207,182
SALES COST	142,239	151,254
GROSS INCOME	**64,576**	**55,928**
SALES EXPENSES	28,322	28,534
GENERAL AND ADMINISTRATIVE EXPENSES	13,423	14,717
	41,745	43,251
OPERATING INCOME	**22,831**	**12,677**
OTHER INCOME (DISBURSEMENTS):		
Interests on temporary investments	891	1,564
Interests expenses	(8,147)	(14,734)
Exchange differences – net	1,833	1,653

Realization of temporary investments	(3,079)	-
Loss in investments – net	(2,725)	-
Earnings from selling assets	-	121
Others – net	(2,350)	(416)
	(13,577)	**(11,812)**
INCOME BEFORE TAXES	**9,254**	**865**
TAX PROVISION		
Income tax	(374)	(530)
	(374)	**(530)**
NET INCOME BEFORE PARTICIPATION IN RESULTS FROM AFFILIATES	**9,628**	**1,395**
PARTICIPATION IN RESULTS FROM AFFILIATES	(673)	428
INCOME BEFORE MINORITY INTERESTS	**8,955**	**1,823**
MINORITY INTERESTS	(28)	484
NET INCOME	**8,927**	**2,307**

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

Consolidated Statements of Movement in Equity Accounts for the yeras ended at

December 31, 2001 and 2000

(Stated in thousands of US Dollars)

	Capital Stock	Legal; Reserve	Accrued Deficit	Total Shareholder's Equity
BALANCES AT DECEMBER 31, 1999	**144,278**	**10,406**	**(29,058)**	**125,626**
Cash dividends	-	-	**(5,108)**	**(5,108)**
Net income	-	-	2,307	2,307
Transfer of legal reserve from subsidiaries to dispose of	-	(250)	(250)	-
BALANCES AT DECEMBER 31,	**144,278**	**10,156**	**(31,609)**	**122,825**

Cash dividends	-	-	(6,293)	(6,293)
Net income	-	-	8,927	8,927
BALANCES AT DECEMBER 31, 2001	**144,278**	**10,156**	**(28,975)**	**125,459**

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

Consolidated Statements of Cash Flow for the years ended December 31, 2001 and 2000

(Stated in thousands of US Dollars)

	2001	**2000**
OPERATING ACTIVITIES:		
Net income	8,927	2,307
Adjustments to reconcile net income with cash provided by operating activities:		
Participation of minority shareholders – net	292	(3,048)
Participation in results from affiliates	673	(428)
Income from selling assets	-	(121)
Withdrawals and use of equipment and industrial parts	1,543	1,100
Result from selling investments	(10,387)	-
Repayment of excess cost on book value of shares from affiliates	171	171
Exchange differences	(1,833)	(1,653)
Depreciation	12,605	12,702
Amortization of deferred charges	132	62
Provision for severance benefits	5,702	4,592
Changes in operating assets and operating liabilities (Note 2)	4,771	(2,376)
Severance payment	(4,806)	(3,615)
Net cash provided for operating activities	**17,790**	**9,693**

INVESTMENT ACTIVITIES:

INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

Reduction of dividends receivable	-	183
Sale of net assets forest project	23,996	-
Investment increase – net	-	(433)
Reduction in deferred charges and other assets	77	67
Purchase of property, plant and equipment	(5,957)	(4,353)
Sales of property and equipment	-	287
Net cash provided for (used in) investing activities	**18,116**	**(4,249)**
FINANCING ACTIVITIES:		
Increase (reduction) in promissory notes and bank overdrafts	(4,594)	2,712
Reduction in long-term loans	(17,722)	(10,259)
Reduction in issued current obligations	(6,886)	(975)
Increase (reduction) in documents payable	(9,694)	3,084
Cash dividends	(6,293)	(5,108)
Net cash used in financing activities	**(45,189)**	**(10,546)**
EFFECT OF TRANSLATION ON CASH AND CASH EQUIVALENTS	(178)	(1,809)
NET REDUCTION IN CASH AND CASH EQUIVALENTS	(9,461)	(6,911)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	19,025	25,936
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	**9,564**	**19,025**

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

Credits

Printing, Writing, Packaging Paper Division

[Address and phone number]

Hygienic Division

[Address and phone number]

Conversion Division

[Address and phone number]

Alpes School and Office Products

[Address and phone number]

Packages

Bags: [Address and phone number]

Sacks: [Address and phone number]

Alpes Transportation: [Address and phone number]

MANPA logotype

Edition in charge of the Corporate Relations Division of Manufacturas de Papel, C.A.

MANPA, S.A.C.A. and Subsidiaries

Graphic concept: Digigraph, C.A.

Electronic pre-press: Optima Color, C.A.

Printing: Optima Color, C.A.

Legal deposit: pp93-0485

ISBN:980-07-7502-1

ISSN:1317-1534

Translator's Note:

At the upper right margin of pages 1 to20 there is a wet seal that reads as follows: "National Securities Commission. 02 August 29 PM 2:57 FILE RECEIVED."---------------

The foregoing is the true and exact translation of the attached original document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, October 11th, 2002.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

ANUFACTURAS DE PAPEL, C.A. (MANPA) SACA
nsolidated statement of flow of equity accounts
the years ended December 30, 2001 and 2000
historical bolivars
ated in thousands of bolivars)

	Capital stock	Capital stock updated	Net balance updated for future capital increases	Accrued result from translation of foreign subsidiary	Reatined Earnings		Result from holding non-monetary assets	Total Equity
					Legal Reserve	Undistributed		
nces previous reported at December 31, 1999	22,940,094	46,692,596	119,593,551	185,167	20,011,227	21,742,196	82,210,265	313,375,096
cumulated effects for updating equity at the beginning the year from foreign subsidiaries	-	-	-	(20,236)	-	(3,038,491)	-	(3,058,727)
INITIAL BALANCES	22,940,094	46,692,596	119,593,551	164,931	20,011,227	18,703,705	82,210,265	310,316,369
h dividends	-	-	-	-	-	(4,209,618)	-	(4,209,618)
st and transfer of legal reserve from affiliates to dispose of	-	-	-	-	(13,047,958)	13.047.958	-	-
umulated results for translation from foreign subsidiary	-	-	-	24,100	-	-	-	24,100
ult from holding non-monetary assets	-	-	-	-	-	-	(30,329,316)	(30,329,316)
ANCES AT DECEMBER 31, 2000	22,940,094	46,692,596	119,593,551	189,031	6,963,269	31,863,430	51,880,949	280,122,920
h dividends	-	-	-	-	-	(4,801,224)	-	(4,801,224)
st and transfer of legal reserve from affiliates to dispose of	-	-	-	-	-	4,514,036	-	4,514,036
umulated results for translation from foreign subsidiary	-	-	-	11,032	-	-	-	11,032
ult from holding non-monetary assets	-	-	-	-	-	-	(18,970,599)	(18,970,599)
ANCES AT DECEMBER 31, 2001	22,940,094	46,692,596	119,593,551	200,063	6,963,269	31,576,242	32,910,350	260,876,165

HNANDEZ M

MANUFACTURAS DE PAPEL, C.A. (MANPA) SACA
Consolidated statement of flow of equity accounts
for the years ended December 30, 2001 and 2000
In historical bolivars
(Stated in thousands of bolivars)

	Legal capital stock	Portion applicable to financial statements adjusted for inflation	Net capital stock	Accrued result from translation of foreign subsidiary	Reatined Earnings		Total Equity
					Legal Reserve	Undistributed	
Balances at December 31, 1999	22.940.094	(11,470,047)	11,470,047	164,931	1,269,604	15,073,429	27,978,011
Cash dividends	-	-	-	-	-	(3,441,014)	(3,441,014)
Net income	-	-	-	-	-	4,806,542	4,806,542
Transfer of legal reserve of disposed subsidiaries	-	-	-	-	(173.809)	173,809	
Accumulated result for translation from foreign subsidiary	-	-	-	24,100	-	-	24,100
Balances at December 31, 2000	22.940.094	(11,470,047)	11,470,047	189,031	1,095,795	16,612,766	29,367,639
Cash dividends	-	-	-	-	-	(4,588,019)	(4,588,019)
Net income	-	-	-	-	-	21,186,845	21,186,845
Accumulated result for translation from foreign subsidiary	-	-	-	11,032	-	-	11,032
Balances at December 31, 2001	22.940.094	(11,470,047)	11,470,047	200,063	1,095,795	33,211,592	45,977,497

X. HERNANDEZ MORA

INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: That a document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:---

Caracas, March 19, 2002

Messrs.

Shareholders of Manufacturas de Papel, C.A. (Manpa) S.A.C.A.

Present.-

Dear sirs:

In our capacity as Statutory Auditors of Manufacturas de Papel, C.A. (Manpa) S.A.C.A., appointed in General Shareholder's Meeting dated April 27, 2001 we have examined the Consolidated Financial Statement of Manufacturas de Papel, C.A. (Manpa) S.A.C.A. and its subsidiaries at December 31, 2001 and the Statement of income for the period comprising January 1 through December 31, 2001.

Our review included the analysis of the Financial Statements, periodical interviews with the Company executives and other procedures we deemed necessary according to circumstances. We also reviewed the Consolidated Financial Statement and related Consolidated statement of earnings, movement in the Equity accounts and Cash flows of Manufacturas de Papel, C.A. (Manpa) S.A.C.A. and affiliates, pursuant to Report of the External Auditors of the Company dated February 19, 2002 which have to be jointly considered with this report.

In our opinion, the Financial Statements aforementioned present fairly the financial situation of Manufacturas de Papel, C.A. (Manpa) S.A.C.A. and subsidiaries at

December 31, 2001 and the results from its operations for the year ending on that date pursuant to the principles to prepare financial statements of institutions subject to control by the National Securities Commission.

Thus, we complied with the assigned task and we would like to express our gratitude for selecting us.

Sincerely,

Jacobo Cohen (signed) Illegible.

Main Statutory Auditor.

"C. Admon."(sic.) 12915

Isabel Quintero G. (signed) Illegible.

Main Statutory Auditor.

Certified Public Accountant 15197.--

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

CONSOLIDATED FINANCIAL STATEMENTS, DECEMBER 31, 2001

RESTATED IN CONSTANT BOLIVARS AT DECEMBER 31, 2001

(STATED IN THOUSANDS OF BOLIVARS)

ASSETS	
CURRENT ASSETS:	
Cash	7,249,592
Cash and accounts receivable, net	33,188,405
Advances to suppliers	1,463,996
Inventory	25,089,918
Expenses paid in advance	233,755
Other current assets	16,151,991
Total current assets	83,377,657
SPARE PARTS LONG-TERM INVENTORY	1,897,330
INVESTMENTS IN AFFILIATES – Net	4,547,501
PROPERTY, PLANT AND EQUIPMENT – Net	226,999,429
DEFERRED CHARGES AND OTHER ASSETS – Net	1,308,915
TOTAL	318,130,832

INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

LIABILITIES AND EQUITY

CURRENT LIABILITIES:	
Notes and bank overdrafts	467,673
Current portion of long-term loans	7,164,717
Outstanding potion of issued outstanding obligations	4,690,800
Documents payable	2,862,844
Accounts payable	23,625,093
Accrued expenses payable	3,652,013
Taxes payable	339,594
Total current liabilities	42,802,734
LONG-TERM LOANS	8,405,000
PROVISION FOR SEVERANCE PAYMENT	4,814,206
OTHER LIABILITIES AND CREDITS DEFERRED	252,825
MINORITY INTERESTS	979,902
Total liabilities	57,254,667
EQUITY	
Capital stock 2,294,009,424 common shares of Bs.10 each.	22,940,094
Capital stock updating	46,692,596
Total stock capital	69,632,690
Net balance updated for future capital increases	119,593,551
Accrued result from translation from foreign affiliate	200,063
Retained earnings:	
Legal reserve	6,963,269
Undistributed	31,576,242
Result from holding non-monetary assets	32,910,350
Total equity	260,876,165
TOTAL	318,130,832

Jacobo Cohen (signed) Illegible.

Main Statutory Auditor.

"C. Admon."(sic.) 12915

Isabel Quintero G. (signed) Illegible.

Main Statutory Auditor.

Certified Public Accountant 15197.--

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

CONSOLIDATED STATEMENT OF INCOME

FOR THE YEAR ENDED AT DECEMBER 31, 2001

RESTATED IN CONSTANT BOLIVARS AS OF DECEMBER 31, 2001

(Stated in thousands of bolivars, except Net earnings per share)

NET SALES	158,100,109
COSTS OF SALES	103,687,368
GROSS PROFIT	54,412,741
SALES EXPENSES	21,799,170
GENERAL AND ADMINISTRATIVE EXPENSES	10,603,714
	32,402,884
OPERATING INCOME	22,009,857
OTHER INCOME (EXPENSES):	
Investments loss, net	(8,224,117)
Others, net	(2,999,999)
	(11,224,116)
INCOME/ FULL (COST) OF FINANCING:	
Interests expenses	(6,246,188)
Interests on temporary investments	683,873
Exchange differences – net	(1,331,897)
Monetary gain	3,518,701
	(3,375,511)
INCOME BEFORE TAX	7,410,230
TAX ALLOWANCE:	2,437,228

INCOME BEFORE PARTICIPATING IN AFFILIATES EARNINGS	4,973,002
PARTICIPATION IN AFFILIATES EARNINGS	(440,892)
INCOME BEFORE MINORITY INTERESTS	4,532,110
MINORITY INTERESTS	(18,074)
NET EARNINGS	4,514,036
NET EARNINGS PER SHARE (2,294,009,424 shares average)	1,97

Jacobo Cohen (signed) Illegible.

Main Statutory Auditor.

"C. Admon."(sic.) 12915

Isabel Quintero G. (signed) Illegible.

Main Statutory Auditor.

Certified Public Accountant 15197.

Translator's Note:

At the upper right margin of each original page there is a wet seal that reads as follows: "National Securities Commission. 02 August 29 PM 2:56. RECEIVED FILE."---------------

The foregoing is the true and exact translation of the attached original document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, September 27th, 2002.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

02 AUG 29 PM 2:55

Caracas, 19 de marzo de 2002

Señores
Accionistas de Manufacturas de Papel, C.A. (MANPA) S.A.C.A.
Presente

RECIBIDO

Estimados señores:

Como comisarios de la compañia Manufacturas de Papel, C.A. (MANPA) S.A.C.A., nombrados según Asamblea General Ordinaria de Accionistas de fecha de 27 de abril de 2001, hemos examinado el Balance General Consolidado de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales al 31 de diciembre de 2001 y el Estado Consolidado de Resultados del período comprendido entre el 1 de enero y el 31 de diciembre de 2001.

Nuestro examen incluyó el análisis de los Estados Financieros, entrevistas periódicas con los ejecutivos de la Compañia y otros procedimientos que consideramos necesarios de acuerdo con las circunstancias. Revisamos también el Balance General Consolidado, los Estados conexos de Resultados, Movimiento en las cuentas de Patrimonio y Flujos de Efectivo de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales, según informe de los Auditores Externos de la Compañía de fecha 19 de febrero de 2002, el cual debe ser considerado conjuntamente con este informe.

En nuestra opinión, los estados financieros antes mencionados presentan razonablemente la situación financiera de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales al 31 de diciembre de 2001, y los resultados de sus operaciones por el período terminado en esta fecha, de conformidad con las normas para la elaboración de estados financieros de las entidades sometidas al control de la Comisión Nacional de Valores.

Dejamos así cumplida la misión que sirvieron confiarnos, les damos las gracias y plácenos despedimos de ustedes.

Atentamente,

Jacobo J. Cohén R.
Comisario Principal
C. Admón. 12.915

Isabel Quintero G.
Comisario Principal
C.P.C. 15.197

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

BALANCE GENERAL CONSOLIDADO, 31 DE DICIEMBRE DE 2001
REEXPRESADO EN BOLIVARES CONSTANTES DEL 31 DE DICIEMBRE DE 2001
(Expresados en Miles de Bolívares)

02 ... 29 PM 2:55

ACTIVO	
ACTIVO CIRCULANTE:	
Efectivo	7.249.592
Efectos y cuentas por cobrar - neto	33.188.405
Anticipos a proveedores	1.463.996
Inventarios	25.089.918
Gastos pagados por anticipado	233.755
Otros activos circulantes	16.151.991
Total activo circulante	83.377.657
INVENTARIO DE REPUESTOS A LARGO PLAZO	1.897.330
INVERSIONES EN AFILIADAS - Neto	4.547.501
PROPIEDADES, PLANTA Y EQUIPO - Neto	226.999.429
CARGOS DIFERIDOS Y OTROS ACTIVOS - Neto	1.308.915
TOTAL	318.130.832
PASIVO Y PATRIMONIO	
PASIVO CIRCULANTE:	
Pagarés y sobregiros bancarios	467.673
Porción circulante de préstamos a largo plazo	7.164.717
Porción circulante de obligaciones emitidas en circulación	4.690.800
Documentos por pagar	2.862.844
Cuentas por pagar	23.625.093
Gastos acumulados por pagar	3.652.013
Impuestos por pagar	339.594
Total pasivo circulante	42.802.734
PRESTAMOS A LARGO PLAZO	8.405.000
APARTADO PARA PRESTACIONES SOCIALES	4.814.206
OTROS PASIVOS Y CREDITOS DIFERIDOS	252.825
INTERESES MINORITARIOS	979.902
Total pasivo	57.254.667
PATRIMONIO	
Capital social, 2.294.009.424 acciones comunes de Bs. 10 cada una	22.940.094
Actualización de capital	46.692.596
Total capital social	69.632.690
Saldo neto actualizado para futuros aumentos de capital	119.593.551
Resultado acumulado por traducción de filial extranjera	200.063
Utilidades retenidas:	
Reserva legal	6.963.269
No distribuidas	31.576.242
Resultado por tenecia de activos no monetarios	32.910.350
Total patrimonio	260.876.165
TOTAL	318.130.832

Jacobo J.Cohén R.
Comisario Principal
C. Admón. 12.915

Isabel Quintero G.
Comisario Principal
C.P.C. 15.197

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADO CONSOLIDADO DE RESULTADOS
POR EL AÑO TERMINADO EL 31 DE DICIEMBRE DE 2001
REEXPRESADO EN BOLIVARES CONSTANTES DEL 31 DE DICIEMBRE DE 2001
(Expresados en Miles de Bolívares, Excepto Utilidad Neta Por Acción)

VENTAS NETAS	158.100.109
COSTO DE VENTAS	103.687.368
UTILIDAD BRUTA	54.412.741
GASTOS DE VENTAS	21.799.170
GASTOS GENERALES Y ADMINISTRATIVOS	10.603.714
	32.402.884
UTILIDAD EN OPERACIONES	22.009.857
OTROS INGRESOS (EGRESOS):	
Pérdida en inversiones, neto	(8.224.117)
Otros - neto	(2.999.999)
	(11.224.116)
INGRESO (COSTO) INTEGRAL DE FINANCIAMIENTO:	
Intereses gastos	(6.246.188)
Intereses sobre inversiones temporales	683.873
Diferencias en cambio - neto	(1.331.897)
Ganancia monetaria	3.518.701
	(3.375.511)
UTILIDAD ANTES DE IMPUESTOS	7.410.230
PROVISION PARA IMPUESTOS	2.437.228
UTILIDAD ANTES DE PARTICIPACION EN RESULTADOS DE AFILIADAS	4.973.002
PARTICIPACION EN RESULTADOS DE AFILIADAS	(440.892)
UTILIDAD ANTES DE INTERESES MINORITARIOS	4.532.110
INTERESES MINORITARIOS	(18.074)
UTILIDAD NETA	4.514.036
UTILIDAD NETA POR ACCION (2.294.009.424 acciones promedio)	1,97

Jacobo J. Cohén R.
Comisario Principal
C. Admón. 12.915

Isabel Quintero G.
Comisario Principal
C.P.C. 15.197

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

VARIATION ANALYSIS

YEAR 2001 vs. YEAR 200

BALANCE SHEET

ASSETS

Cash and Temporary investments

Historical: Bs. –6,068 million (-46%)

Restated: Bs. –5,797 million (-44%)

The Cash and Temporary investment balance basically decreased due to the reduction in Foreign investments, provided that great part of these resources were used to pay financial debt and suppliers during the year 2001.

Bills and Commercial accounts receivable

Historical: Bs. +2,486 million (+9%)

Restated: Bs.-223 million (-1%)

Accounts receivable in restated terms are practically kept in the same levels, with a 1% reduction only.

Accounts receivable in historical terms mainly increased by the same levels, being only 1% reduced.

Accounts receivable in historical terms mainly increased due to both the increment experienced in the Net Sales (+7%) and the slight decline in managing Collection, which is evidenced by the decrease of 5.05x in 2000 to 4.94 increasing by 2 the Days of Accounts receivable, and when over 71 (2000) to 73 (2001).

Bills and Accounts receivable related companies

Historical: Bs. –5,878 million (+98%)

Restated: Bs.-6,611 million (-99%)

Balance amounts to Bs.98 million in historical and restated terms, and the most relevant transactions were:

- Desincorproation of accounts receivable from Forest Division companies as a consequence of the sale of assets.
- Reduction of the account receivable to JC Papeleras because assets were transferred to Inmuebles 310350, C.A.

Bills and Accounts receivable employees

Historical: Bs. +1,961 million (+35%)

Restated: Bs.+326 million (+20%)

Balance amounts to Bs.1,961 million, fully corresponding to Manpa employee loans.

Bills and Accounts receivable sundry debtors

Historical: Bs. +113 million (+17%)

Restated: Bs.+32 million (+4%)

Balance at closure amounted to Bs.770 million, being insurance companies complaints, interests on deposits receivable and others the most important.

Advances to suppliers

Historical: Bs. +718 million (+98%)

Restated: Bs.+617 million (+73%)

Variation corresponds to the increase in advances to suppliers both local and foreign.

Inventory

Historical: Bs. –6,179 million (-20%)

Restated: Bs.-9,642 million (-28%)

Variation in inventory is basically a consequence of reclassifying long-term spare parts inventory and of both reducing raw materials inventory and in-transit raw material inventory.

Expenses paid in advance

Historical: Bs. –5 million (-2%)

Restated: Bs.-65 million (-22%)

The most relevant variation corresponds to licenses in view of their repayments.

Other outstanding assets

Historical: Bs. –8,769 million (-71%)

Restated: Bs.-29,667 million (-65%)

Variation of this allowance corresponds to desincorporation of assets from forest divisions and transfer of some non-paper assets to Inmuebles 310350, C.A.

In addition, there were fixed term deposits amounting to Bs.10,000 million aimed at guaranteeing leasing operations carried out in the year 2000, which were cancelled in the year 2001.

Long-term spare part inventory

Historical: Bs. –8,769 million (-71%)

Restated: Bs.-29,667 million (-65%)

This provision reclassifies spare parts at short-term, for it is believed they will be used in a period of more than a year.

Investments

Historical: Bs. –515 million (-61%)

Restated: Bs.-1,673 million (-27%)

Investment balance amounts to Bs.327 million in historical terms and to Bs.4,548 million in restated terms. Balance of this account was basically comprised of investments Manpa aims at maintaining as long-term, such as: Simco Recycling, real estate investments in Urbanizadora Guayamure and investments of Manpa Centroamérica in Losani and Panamericana de Licencias.

Yearly variation comes mainly from reducing Inversiones Papeleras because this company was winded up during the year 2001 and the reduction in Losani and Panamericana de Licencias.

Property, plant and equipment, net

Historical: Bs. –1,118 million (-4%)

Restated: Bs.-19,437 million (-27%)

Reduction of Bs. 1,118 million is the result of the year Depreciation that was higher than investments made during the same period.

Deferred charges and other assets

Historical: Bs. –99 million (-7%)

Restated: Bs.-103 million (-7%)

At December 31, 2001 variation in Deferred charges and other assets were mainly the result of the repayment corresponding to trademarks owned by Manpa de Centroamérica.

LIABILITIES

Promissory notes and bank overdrafts

Historical: Bs. –3,336 million (-88%)

Restated: Bs.-3,803 million (-89%)

Variation of this entry comes mainly from the reduction of short-term financing.

Outstanding portion of long-term loan

Historical: Bs. –1,099 million (-13%)

Restated: Bs.-2,113 million (-23%)

Variation is mainly the result of paying off loans, partial loan repayment and debt restructuring.

Issued outstanding obligation, short-term

Historical: Bs. –309 million (-6%)

Restated: Bs.-923 million (-16%)

Variation corresponds to total paying off of short-term unsecured bonds (Series I) amounting to Bs. 5,000 million and the becoming to outstanding portion of unsecured bonds (Series II and III) amounting to Bs. 4,691 million.

Documents payable

Historical: Bs. –7,039 million (-71%)

Restated: Bs.-11,462 million (-80%)

The important variation corresponds to paying off a great part of the documents issued to finance purchase of raw materials, mainly Pulp, and in a lesser proportion to secondary imported fibers.

Commercial accounts payable

Historical: Bs. –1,103 million (-5%)

Restated: Bs.-460 million (-2%)

Balance at closure amounted to Bs. 20,344 million, Bs. 5,5772 out of which corresponds to national accounts payable.

Days for accounts payable were reduced to 4 days, mainly because of the reduction in commercial accounts payable.

Accounts payable related companies

Historical: Bs. +174 million (+9%)

Restated: Bs.-55 million (+3%)

This entry evidences a balance of Bs.2,041 million and purchases made to Simco Recycling, to Losani and to the services contracted from Turbogeneradores Maracay, Turboven Maracay, Inmuebles 310350 and Seinforca.

Other accounts payable

Historical: Bs. –2,018 million (-60%)

Restated: Bs.-2,353million (-66%)

Reduction is mainly the result of reclassification of the Value Added Tax (VAT) to accumulated expenses payable. On the other hand, there are reductions in accounts such as payroll payable, import and export insurance, customs expenses, uniforms, toys and school books and dividends payable, among others.

Obligations of sale leaseback operations

Historical: Bs. –10,000 million (-100%)

Restated: Bs.-11,227 million (+100%)

At December 31, 2001 this entry had no balance because Manpa fully paid the financial leasing made for the year 2000 against some machinery and equipment.

Accumulated expenses payable

Historical: Bs. +518 million (+16%)

Restated: Bs.+153 million (+4%)

Balance at closure amounted to Bs. 3,660 million and is mainly comprised of interests on loans, interests on severance benefits, tax debits (VAT), domestic freights, import and export freights, customs expenses, commissions and demurrage.

Taxes payable

Historical: Bs. –168 million (-34%)

Restated: Bs.-179 million (-34%)

Balance at closure amounted to Bs. 332 million, which comprises a Tax provision, net of retained taxes, Taxes to levy, a creditor balance corresponding to Tax over Business Asset Tax (BAT) and the corresponding portion of VAT.

Long-term loans, net of outstanding portion

Historical: Bs. –11,769 million (-58%)

Restated: Bs.-14,244 million (-63%)

Reduction indicated by this entry is a consequence of the paying off and debt-restructuring Manpa has been making for many years, so as to modify the company Financial Structure.

Outstanding issued obligations, long-term

Historical: Bs. –4, 691 million (-100%)

Restated: Bs.-5,266 million (-100%)

Variation in this entry obeys to Series II and III of unsecured bonds that became an outstanding portion (BS. 4,691 million).

Severance benefits provision

Historical: Bs. +1,217 million (+34%)

Restated: Bs. +775 million (+19%)

Variation in this entry is a consequence of salary increases and seniority net of yearly severance payment.

Other liabilities and deferred credits

Historical: Bs. –61 million (-10%)

Restated: Bs.+40 million (+19%)

This entry shows a balance of Bs.556 million and variation comes from the registration of Deferred taxes of Vencaribeean Paper Products and other repayment.

Minority interests

Historical: Bs. +18 million (+2%)

Restated: Bs.+18 million (+2%)

Variation corresponds to %05 participation of Toycos in Manpa Centroamérica.

Equity

Historical: Bs. +16,610 million (+57%)

Restated: Bs.-19,247 million (-7%)

In historical terms, the Equity increase arises from the Bs.21,187 million Net income of the period and the Bs. 11 million Result from translation of foreign subsidiary, net of Cash dividend amounting to Bs. 4,588.

At a restated level, additional to movement net of Profit sharing and dividends variation corresponds to the recording of Result for holding non-monetary assets (RETANM) amounting to Bs. 18,971 million for the year 2001.

VARIATION ANALYSIS

YEAR 2001 vs. YEAR 2000

PROFIT AND LOSS STATEMENT

Net sales

Historical: Bs. +9,223 million (+7%)

Restated: Bs.-7,331 million (-4%)

Net sales in historical terms amounted to Bs. 149,984 million and restated to Bs.158,100 million.

Export sales amounted to $29,314 million that compared to the $30,749 million in 2000 represent a 5% reduction as a result of the exports reduction in some divisions, mainly the IEE paper, due to the sales strategy approach, which was basically oriented to the national market because the contribution margin of its products in the export market was

lesser as a consequence of the exchange anchorage. However, such reduction was lessened by the export increment in Hygienic Products during the year 2001, after being suspended from the middle of the year 2000.

Paper sales mixture in MT for the year 2001 compared to the previous year is as follows:

	2001		2000		Variation	
Sales Mixture	MT	%	MT	%	MT	%
Exports	22,377	16.21%	23,750	17.67%	-1,373	-5.78%
Local	115,696	83.79%	110,690	82.33%	5,006	4.52%
Total paper	**138,073**	**100.00%**	**134,440**	**100.00%**	**3,633**	**2.70%**

Increment of national sales volume to 5,006 MT was in White Paper (+22%), mainly reflected in the Printing, Writing and Wrapping Paper Division, RRFC Division and in School Product Division, compared against the reduction Hygienic Products and Brown Papers.

Export MT	2001	2000	Variation	
White Paper	6,306	10,023	-3,717	-37.08%
Brown Paper	1,514	1,804	-290	-16,08%
Hygienic Paper	14,557	11,923	2,634	22.09%
Total	22,377	23,750	-1,373	-5.78%

For the Export market there is a reduction of 1,373 MT both in White Papers (-3,717) and Brown Papers (-290 MT). Such reductions were unnoticed due to the increment in sales form the Hygienic Division (+2,634).

National MT	2001	2000	Variation	
White Paper	42,812	35,163	7,649	21.75%
Brown Paper	34,904	35,541	-637	-1,79%
Hygienic Paper	37,980	39,986	-2,006	-5,02%
Total	115,696	110,690	5,006	4.525%

The mixture of Local-Export Sales (Paper) varies 1.46 percentage points in comparison to the year 2000, 84% being Local and 16% Exports.

Regarding the price per MT, its variations for the year 2000 are as follows:

Bs. per MT	2001	2000	Variation	%
Average Corporate Price	1,086,267	1,047,017	+39,250	+3.75

(*) Average price does not include wood.

Compared to the average corporate price 2001 vs. 2000, this one shows a 3.75% increment that together with the increment in sales volume explains the growing of historical sales net to Bs. 9,223 million (+7%).

Sales cost

Historical: Bs. +192 million (+0.2%)

Restated: Bs.-15,001 million (-13%)

Sales cost in historical terms amounted to Bs. 96,893 million and restated Bs.103,687 million, becoming 64.6 vs. 68.7% as sales % in historical figures for the year 2000.

Historical sales cost are practically kept at the same levels of the year 2000, increasing only 0.2%. This mainly obeys to the drop of approximately 28% in the international prices of virgin fibers and secondary fibers, being imported fibers those of higher weight in the mixture of raw materials. In turn, manufacturing expenses increased mainly as a consequence of inflation. The more affected entries were: Materials, Industrial Supplies and Spare Parts, Repairs and Maintenance, Surveillance and Protection Services, Electricity, Depreciation and Property Insurances.

In restated terms the Sales Cost decreased because inflation was higher than devaluation (in 4.01 percentage points), which make costs for the year 2000 in dollars be increased by inflation when restated in bolivars for the year 2001. This, compared to this year costs basically in dollars, originates this reduction.

Besides, Sales cost per MT decreased to Bs./MT 17,537 (-2.44%) mainly because of both the increase in MT sold, which are reflected in a better distribution of fixed costs, and the drop in Pulp prices in international markets.

Gross profit

Historical: Bs. +9,031 million (+20%)

Restated: Bs.+7,670 million (+16%)

Historical gross profit amounted to Bs.53,091 million and to Bs.54,413 million in restated terms. The historical margin improved 4.10 percentage points when over 31.30% in 2000 to 35.40% in 2001 as a consequence of an increment in net sales and of a sales cost practically the same as that of the previous year.

Sales expenses

Historical: Bs. +1,088 million (+6%)

Restated: Bs.-931 million (-4%)

Sales expenses amounted to Bs. 20,498 million in historical terms and to Bs. 21,799 million in restated terms.

Variation indicated is mainly the result of the increment in net sales due to the direct influence these ones have on entries such as: commission, promotions and advertisement, and provision for doubtful accounts.

Sales expenses per MT had an increase of Bs./MT 2,078 (+3%).

Administrative expenses

Historical: Bs. -307 million (-3%)

Restated: Bs.-1,348 million (-11%)

Administration expenses amounted to Bs.9,376 million in historical terms and to Bs.10,604 million in restated terms.

Expenses decreased although the inflation of the year, which is mainly the result of implementing a cost-reduction program since the year 2000. Entries indicated a higher variation in wedges and salaries, telephone, repairs and maintenance and lease.

Administration expenses per MT were reduced to Bs./MT4,119 (-6%) because of the drop in administrative expenses.

Operating income

Historical: Bs. +8,251 million (+55%)

Restated: Bs.+9,949 million (+82%)

Operating income amounted to Bs.23,217 in historical terms and to Bs.22,010 in restated terms.

Operating margins:

	2001	2000
Historical	15.48%	10.63%
Restated	13.92%	7.29%

Historical margins indicated a favorable variation due to the following:

- An increase in Sales volume as well as in Net sales.
- A sales cost kept practically in the same levels of the previous year.

Other income

Historical: Bs. +7,557 million (-4754%)

Restated: Bs.-7,988 million (+24%)

Balance in historical figures at closure of the year 2001 of the entry Other income/ (disbursements) amounted to Bs.7,398 million, which represented an income increase amounting to Bs. +7,557 million or a 4754% when compared to the previous year.

Variation in this entry basically responds to the net earning from selling the Forest Division to a Chilean Company.

Integral financing income/ (cost)

Historical: Bs. –3,270 million (-34%)

Restated: Bs.-253 million (-8%)

Interest expenses indicate a balance of Bs.5,889 million (historical), which vs. the previous year represents a significant reduction to Bs.4,160 million (-41%) product of the decrease of the Financial dent in Bs.21,204 million (-51%). Moreover, documents decreased to Bs. 7,039 that is translated in a lesser degree for interests.

On the other hand, Exchange loss increases to Bs.470 million (+60%) as a consequence of a higher devaluation rate of the local currency in regard to the previous year.

Likewise, Interests on temporary investments decreased to Bs.420 million (-39%) due to the lesser number of deposits and to a lower interest rate.

A monetary earning amounted to Bs.3,519 million is included in restated terms, which comes from holding assets and monetary liabilities net exposed to inflation. Such earnings decrease to Bs.5,405 (-61%) vs. the year 2000 due to the reduction of both the monetary position net and the inflation rate.

Taxes

Historical: Bs. -71 million (-3%)

Restated: Bs.-293 million (-11%)

Tax reduction is a consequence of the expense of the year, which was not compensated with taxable benefits of tax losses from previous years.

Participation in results from affiliates

Historical: Bs. +1,381 million (-170%)

Restated: Bs.-295 million (+201%)

It corresponds to Manpa participation in its subsidiary Simco.

Minority interests

Historical: Bs. -357 million (-105%)

Restated: Bs.-357 million (-105%)

It corresponds to Toycos participation in the results of Manpa de Centroamérica.

Extraordinary provision – Taxable benefit for transfer of tax losses from previous years

Historical: Bs. –1,030 million (-100%)

Restated: Bs.-1,156 million (-100%)

For the year 2001 this provision does not have balance and variation corresponds to the taxable benefit used during the year 2000 in view of the tax loss carry forwards from previous years.

Net income

Historical: Bs. +16,380 million (+341%)

Restated: Bs.+193 million (+4%)

Net income amounted to Bs.21,186 million in historical terms and to Bs. 4,514 million in restated terms.

Net margin stated a significant improvement of 10.71 percentage points in historical terms whereas only 0.24 percentage points in restated terms.

	2001	**2000**
Historical	14.13%	3.41%
Restated	2.86%	2.61%

Ingreso/(Costo) Integral de Financiamiento
Histórico: MMBs.-3.270 (-34%)
Reexpresado: MMBs.-253 (-8%)

Los Gastos por Intereses reflejan un saldo de MMBs.5.889 (históricos), que vs el año anterior representa una importante disminución en MMBs.4.160 (-41%), producto de la disminución de la Deuda Financiera en MMBs.21.204 (-51%). Por otra parte, los documentos por disminuyen en MMBs.7.039, lo cual se traduce en menor gasto por intereses.

Por otra parte, la Pérdida en Cambio aumenta en MMBs.470 (+60%) producto de una mayor tasa de devaluación de la moneda local con respecto al año anterior.

Del mismo modo, los Intereses sobre Inversiones Temporales disminuyen en MMBs.420 (-39%) debido a una menor colocación de fondos y a tasas de interés más bajas.

En términos reexpresados se incluye una Ganancia Monetaria por MMBs.3.519, la cual se origina de la tenencia de activos y pasivos monetarios netos expuestos a la inflación. Dicha Ganancia disminuye en MMBs.5.405 (-61%) vs. el año 2000, debido a la disminución de la posición monetaria neta y a la disminución de la tasa de inflación..

Impuestos
Histórico: MMBs.-71 (-3%)
Reexpresado: MMBs.-293 (-11%)

La disminución del Impuesto es producto del gasto causado en el año, el cual no fue compensado con beneficios impositivos de pérdidas fiscales de años anteriores.

Participación en Resultados de Afiliadas no consolidadas
Histórico: MMBs.-1.381 (-170%)
Reexpresado: MMBs.-295 (+201%)

Corresponde a la participación de Manpa en su filial Simco.

Intereses Minoritarios
Histórico: MMBs.-357 (-105%)
Reexpresado: MMBs.-357 (-105%)

Corresponde a la participación de Toycos en los resultados de Manpa de Centroamérica.

Partida Extraordinaria – Beneficio impositivo por traslado de pérdidas fiscales de años anteriores
Histórico: MMBs.-1.030 (-100%)
Reexpresado: MMBs.-1.156 (-100%)

Para el año 2001 esta partida no presenta saldo y la variación corresponde al beneficio impositivo aprovechado durante el año 2000, ante las pérdidas fiscales trasladables de años anteriores.

Utilidad Neta
Histórico: MMBs.+16.380 (+341%)
Reexpresado: MMBs.+193 (+4%)

La Utilidad Neta en términos históricos alcanzó MMBs.21.186 y reexpresados MMBs.4.514.

EL Margen Neto presentó una importante mejora en 10,71 puntos porcentuales en términos históricos, mientras que en términos reexpresados reflejó una leve mejora en 0,24 puntos porcentuales.

Márgenes Netos:

	2001	**2000**
Históricos	14,13%	3,41%
Reexpresados	2,86%	2,61%

En este sentido, es importante resaltar que esta mejora obedece básicamente al incremento de la Utilidad Operativa (+55%), así como por la ganancia obtenida por la venta de los activos del bosque.

In this regard it is important to highlight that this improvement basically responds to an increase in the Operating income (+55%) as well as in the earnings from selling assets from woods.

Translator's Note:

At the upper right margin of each original page there is a wet seal that reads as follows: "National Securities Commission. 02 August 29 PM 2:56. RECEIVED FILE."---------------

The foregoing is the true and exact translation of the attached original document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, September 23rd, 2002.

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

MANPA

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

ANALISIS DE VARIACIONES
AÑO 2001 vs AÑO 2000
BALANCE GENERAL

ACTIVO

Efectivo e Inversiones Temporales
Histórico: MMBs.-6.068 (-46%)
Reexpresado: MMBs.-5.797 (-44%)

El saldo del Efectivo e Inversiones Temporales disminuye básicamente por el descenso de las Inversiones en el exterior, dado que en el año 2001, se utilizaron gran parte de estos recursos para el pago de deuda financiera y proveedores.

Efectos y Cuentas por Cobrar Comerciales
Histórico: MMBs.+2.486 (+9%)
Reexpresado: MMBs.-223 (-1%)

Las Cuentas por Cobrar en términos reexpresados se mantienen prácticamente en los mismos niveles, disminuyendo tan solo en 1%.

Las Cuentas por Cobrar en términos históricos aumentaron principalmente por el incremento experimentado en las Ventas Netas (+7%), así como por una leve desmejora en la gestión de Cobranzas, lo que se evidencia porque la rotación descendió de 5,05x en 2000 a 4,94, aumentando los Días de Cuentas por Cobrar en 2 días, al pasar de 71 (2000) a 73 (2001).

Efectos y Cuentas por Cobrar Compañías Relacionadas
Histórico: MMBs.-5.878 (-98%)
Reexpresado: MMBs.-6.611 (-99%)

El saldo asciende a MMBs.98 en términos históricos y reexpresados, donde las transacciones más relevantes fueron:

- Desincorporación de las cuentas por cobrar a las compañías de la División Forestales, como consecuencia de la venta de los activos de ésta.
- Disminución de la cuenta por cobrar a JC Papeleras debido a que estos activos fueron traspasados a Inmuebles 310350, C.A.

Efectos y Cuentas por Cobrar Empleados
Histórico: MMBs.+1.961 (+35%)
Reexpresado: MMBs.+326 (+20%)

El saldo al cierre asciende a MMBs.1.961, correspondiente en su totalidad a préstamos a empleados de Manpa.

Efectos y Cuentas por Cobrar Deudores Diversos
Histórico: MMBs.+113 (+17%)
Reexpresado: MMBs.+32 (+4%)

MANPA

El saldo al cierre ascendió a MMBs.770, donde los más importantes son reclamos a compañías de seguro, intereses sobre colocaciones por cobrar y otros.

Anticipos a Proveedores
Histórico: MMBs.+718 (+98%)
Reexpresado: MMBs.+617 (+73%)

La variación corresponde a incremento en los anticipos otorgados a proveedores tanto nacionales como del exterior.

Inventarios
Histórico: MMBs.-6.179 (-20%)
Reexpresado: MMBs.-9.642 (-28%)

La variación de los inventarios se debe básicamente a la reclasificación de los inventarios de repuestos a largo plazo, a la disminución del inventario de materias primas y a la reducción del inventario de materia prima en tránsito.

Gastos Pagados por Anticipado
Histórico: MMBs.-5 (-2%)
Reexpresado: MMBs.-65 (-22)

La variación más relevante corresponde a las licencias, ante las amortizaciones de éstas.

Otros Activos Circulantes
Histórico: MMBs.-8.769 (-71%)
Reexpresado: MMBs.-29.667 (-65%)

La variación de esta partida corresponde a la desincorporación de los activos de las forestales y del traspaso de algunos activos no papeleros a Inmuebles 310350, C.A.

Adicionalmente, existían depósitos a plazo fijo por MMBs.10.000, destinados a garantizar las operaciones de arrendamiento celebradas en el año 2000, los cuales fueron cancelados en el 2001.

Inventario de Repuestos a Largo Plazo
Histórico: MMBs.+1.751 (+100%)
Reexpresado: MMBs.+1.897 (+100%)

En esta partida se reclasificaron repuestos que se presentaban a corto plazo, debido a que se estima que serán utilizados en un período superior a un año.

Inversiones
Histórico: MMBs.-515 (-61%)
Reexpresado: MMBs.-1.673 (-27%)

En términos históricos el saldo de las Inversiones es MMBs.327 y en términos reexpresados MMBs.4.548. El Saldo de esta cuenta quedó conformado básicamente por las inversiones que Manpa tiene intención mantener a largo plazo como son, Simco Recycling, las inversiones inmobiliarias en Ubanizadora Guayamure y las inversiones de Manpa de Centroamérica en Losani y Panamericana de Licencias.

La variación del año viene dada principalmente por la disminución en Inversiones Papeleras debido a que esta compañía fue liquidada durante el año 2001 y por la disminución en Losani y Panamericana de Licencias.

02 MAR 29 PM 2:56

RECIBIDO

Propiedades, Planta y Equipo, Neto
Histórico: MMBs.-1.118 (-4%)
Reexpresado: MMBs.-19.437 (-8%)

El descenso de MMBs.1.118 obedece a que la Depreciación del año fue mayor que las inversiones realizadas en el mismo período.

Cargos Diferidos y Otros Activos
Histórico: MMBs.-99 (-7%)
Reexpresado: MMBs.-103 (-7%)

Al 31 de diciembre de 2001, la variación en los Cargos Diferidos y Otros Activos obedecen principalmente a la amortización correspondiente a marcas de comercio poseídas por Manpa de Centroamérica.

PASIVO

Pagarés y Sobregiros Bancarios
Histórico: MMBs.-3.336 (-88%)
Reexpresado: MMBs.-3.803 (-89%)

La variación de esta partida viene dada principalmente por la disminución del financiamiento a corto plazo.

Porción Circulante de Préstamos a Largo Plazo
Histórico: MMBs.-1.099 (-13%)
Reexpresado: MMBs.-2.113 (-23%)

La variación corresponde básicamente a la cancelación de préstamos, amortizaciones parciales de préstamos y a la reestructuración de deuda.

Obligaciones Emitidas en Circulación, Corto Plazo
Histórico: MMBs.-309 (-6%)
Reexpresado: MMBs.-923 (-16%)

La variación corresponde a la cancelación total de los Bonos Quirografarios (Serie I) a corto plazo, por un monto de MMBs.5.000 y el pase a porción circulante de los Bonos Quirografarios (Serie II y III) por MMBs.4.691.

Documentos por Pagar
Histórico: MMBs.-7.039 (-71%)
Reexpresado: MMBs.-11.462 (-80%)

La importante variación corresponde a la cancelación de gran parte de los documentos emitidos para el financiamiento de compras de materia prima, principalmente Pulpa y en una menor proporción fibras secundarias importadas.

MANPA

Cuentas por Pagar Comerciales
Histórico: MMBs.-1.103 (-5%)
Reexpresado: MMBs.-460 (-2%)

El saldo al cierre se ubicó en MMBs.20.344, de los cuales MMBs.5.572 corresponden a cuentas por pagar nacionales.

Los Días de Cuentas por Pagar disminuyeron en 4 Días, debido principalmente a la disminución ocurrida en las cuentas por pagar comerciales.

Cuentas por Pagar Compañías Relacionadas
Histórico: MMBs.+174 (+9%)
Reexpresado: MMBs.-55 (+3%)

Esta partida presenta refleja un saldo de MMBs.2.041 y a compras realizadas a Simco Recycling y a Lossani y a los servicios contratados de Turbogeneradores Maracay, Turboven Maracay, Inmuebles 310350 y Seinforca.

Cuentas por Pagar Otras
Histórico: MMBs.-2.018 (-60%)
Reexpresado: MMBs.-2.353 (-66%)

La disminución obedece principalmente a la reclasificación del Débito Fiscal (IVA) a gastos acumulados por pagar. Por otra parte, se reflejan disminuciones en cuentas como nómina por pagar, seguros de importación y exportación, gastos de aduana, uniformes, juguetes y útiles escolares y dividendos por pagar, entre otras.

Obligaciones por Operaciones de Venta con Arrendamiento Posterior
Histórico: MMBs.-10.000 (-100%)
Reexpresado: MMBs.-11.227 (+100%)

Al 31 de diciembre de 2001 esta partida no presenta saldo, debido a que Manpa canceló totalmente el arrendamiento financiero que hiciera en el año 2000 contra algunas maquinarias y equipos.

Gastos Acumulados por Pagar
Histórico: MMBs.+518 (+16%)
Reexpresado: MMBs.+153 (+4%)

El Saldo al cierre ascendió a MMBs.3.660, y está conformada principalmente por intereses sobre préstamos, intereses sobre prestaciones sociales, débitos fiscales (IVA), fletes nacionales, fletes de importación y exportación, gastos de aduana, comisiones, y demora en contenedores.

Impuestos por Pagar
Histórico: MMBs.-168 (-34%)
Reexpresado: MMBs.-179 (-34%).

El saldo al cierre fue de MMBs.332, conformado por la Provisión de Impuesto neto de los Impuestos Retenidos, Impuestos por Enterar, un saldo acreedor correspondiente al Impuesto sobre los Activos Empresariales (IAE) y lo correspondiente al IVA.

Préstamos a Largo Plazo, Neto de Porción Circulante
Histórico: MMBs.-11.769 (-58%)
Reexpresado: MMBs.-14.244 (-63%)

La disminución presentada por esta partida se debe a la cancelación y reestructuración de deuda que Manpa ha venido realizando desde hace varios años, para así modificar la Estructura Financiera de la compañía.

Obligaciones Emitida en Circulación, Largo Plazo
Histórico: MMBs.-4.691 (-100%)
Reexpresado: MMBs.-5.266 (-100%)

La variación ocurrida en esta partida obedece a que las Series II y III de obligaciones quirografarias pasaron a porción circulante (MMBs.4.691).

Apartado para Prestaciones Sociales
Histórico: MMBs.+1.217 (+34%)
Reexpresado: MMBs.+775 (+19%)

La variación en esta partida se debe al efecto del incremento de los sueldos y la antigüedad neto de las liquidaciones del año.

Otros Pasivos y Créditos Diferidos
Histórico: MMBs.-61 (-10%)
Reexpresado: MMBs.+40 (+19%)

Está partida muestra un saldo de MMBs.556, y la variación viene dada por el registro de Impuestos Diferidos de Vencaribbean Paper Products y por otras amortizaciones.

Intereses Minoritarios
Histórico: MMBs.+18 (+2%)
Reexpresado: MMBs.+18 (+2%)

La variación corresponde a la participación del 50% de Toycos en Manpa de Centroamérica.

Patrimonio
Histórico: MMBs.+16.610 (+57%)
Reexpresado: MMBs.-19.247 (-7%)

En términos históricos el incremento del Patrimonio se origina por la Utilidad Neta del período MMBs.21.187 y el Resultado por traducción de filial extranjera MMBs.11, neto de Dividendo en Efectivo por MMBs.4.588.

A nivel reexpresado, adicional al movimiento neto de Utilidad y Dividendos la variación corresponde al registro del Resultado por Tenencia de Activos no Monetarios (RETANM) por -MMBs.18.971, correspondientes al 2001.

MANPA

ANALISIS DE VARIACIONES
AÑO 2001 vs AÑO 2000
ESTADO DE GANANCIAS Y PERDIDAS

Ventas Netas
Histórico: +MMBs.9.223 (+7%)
Reexpresado: -MMBs.7.331 (-4%)

Las Ventas Netas en términos históricos alcanzaron MMBs.149.984 y reexpresadas MMBs.158.100.

Las Ventas de Exportación alcanzaron la cifra de MUS$ 29.314 que comparados con MUS$ 30.749 en 2000, representan una disminución del 5%, como resultado de la disminución de las exportaciones en algunas divisiones, principalmente en Papel IEE, producto del enfoque dado a la estrategia de ventas, el cual estuvo dirigido principalmente hacia el mercado nacional, debido a que el margen de contribución de sus productos en el mercado de exportación era menor, como consecuencia del anclaje cambiario. Sin embargo, tal disminución estuvo contrarrestada por el incremento en las exportaciones de la División Higiénicos reactivadas durante el año 2001, luego de haber estado suspendidas desde mediados del año 2000.

La mezcla de ventas de Papel en TM del año 2001 comparada con el año anterior es la siguiente:

	2001		*2000*		*Variación*	
Mezcla de Ventas	**TM**	**%**	**TM**	**%**	**TM**	**%**
Exportación	22.377	16,21%	23.750	17,67%	-1.373	-5,78%
Local	115.696	83,79%	110.690	82,33%	5.006	4,52%
Total Papel	**138.073**	**100,00%**	**134.440**	**100,00%**	**3.633**	**2,70%**

El crecimiento en el volumen de ventas nacionales de 5.006 Tm fue en Papeles Blancos (+22%), reflejado principalmente en las Divisiones Papel Imprimir Escribir y Embalar, en RRFC y en Productos Escolares, contrarrestado con la disminución en Higiénicos y en Papeles Marrones.

			Variación	
TM Exportación	**2001**	**2000**	**TM**	**%**
Papel Blanco	6.306	10.023	-3.717	-37,08%
Papel Marrón	1.514	1.804	-290	-16,08%
Higiénicos	14.557	11.923	2.634	22,09%
Total	**22.377**	**23.750**	**-1.373**	**-5,78%**

Para el mercado de Exportación se muestra una disminución en 1.373 Tm, tanto en Papeles Blancos (-3.717) como en Papeles Marrones (-290 Tm). Tales disminuciones estuvieron solapadas por el incremento en las ventas de la División Higiénicos (+2.634).

			Variación	
TM Nacionales	**2001**	**2000**	**TM**	**%**
Papel Blanco	42.812	35.163	7.649	21,75%
Papel Marrón	34.904	35.541	-637	-1,79%
Higiénicos	37.980	39.986	-2.006	-5,02%
Total	**115.696**	**110.690**	**5.006**	**4,52%**

La mezcla de Ventas Local-Exportación (Papel) varía en comparación al año 2000 en 1.46 puntos porcentuales, siendo de 84% Local y 16% Exportación.

02 AUG 29 PM 2:56

En cuanto al precio por TM, las variaciones del mismo con relación al año 2000 se presentan a continuación:

RECIBIDO

Bs. Por TM	2001	2000	Var	%
Precio Promedio Corporativo	1.086.267	1.047.017	+39.250	+3,75

(*) El precio promedio no incluye madera

Comparando el precio promedio corporativo del año 2001 vs 2000, éste refleja un aumento del 3,75%, lo cual aunado al crecimiento ocurrido en el volumen de ventas explica el crecimiento de las ventas netas históricas en MMBs.9.223 (+7%).

Costo de Ventas
Histórico: +MMBs.192 (+0.2%)
Reexpresado: -MMBs.15.001 (-13%)

El Costo de Ventas en términos históricos alcanzó MMBs.96.893 y reexpresado MMBs.103.687. Como % de Ventas en cifras históricas pasó a representar un 64,6 vs 68,7% en el año 2000.

El Costo de Ventas histórico se mantiene prácticamente en los mismos niveles del año 2000, aumentando tan solo en 0.2%. Esto obedece principalmente a la baja ocurrida en los precios internacionales de las fibras vírgenes y secundarias en un 28% aproximadamente, siendo las fibras importadas las de mayor peso dentro de la mezcla de materia prima. Por su parte, los gastos de fabricación aumentan principalmente por efecto inflacionario, en donde las partidas más afectadas fueron: Materiales, Suministros Industriales y Repuestos, Reparación y Mantenimiento, Servicios de Vigilancia y Protección, Energía Eléctrica, Depreciación y Seguros sobre la Propiedad.

En términos reexpresados el Costo de Ventas disminuyó, debido a que la inflación fue mayor que la devaluación (en 4,01 puntos porcentuales), lo que hace que los costos del año 2000 denominados en Dólares, se incrementen por la inflación al reexpresarlos en Bolívares de 2001, lo cual comparados con los costos de este año, básicamente denominados en Dólares, origina esta disminución.

Por otra parte, el Costo de Ventas por TM disminuyó en Bs./Tm 17.537 (-2.44%), debido principalmente al incremento ocurrido en las Tm Vendidas, lo cual se refleja en la mejor distribución de costos fijos, así como a la caída de los Precios de la Pulpa en los mercados internacionales.

Utilidad Bruta
Histórico: MMBs.+9.031 (+20%)
Reexpresado: MMBs.+7.670 (+16%)

La Utilidad Bruta histórica se ubicó en MMBs.53.091 y en términos reexpresados en MMBs.54.413. El margen histórico mejoró en 4,10 puntos porcentuales, al pasar de 31,30% en 2000 a 35,40% en 2001, dado a un incremento en las ventas netas y a un costo de ventas prácticamente igual al del año anterior.

Gastos de Ventas
Histórico: MMBs.+1.088 (+6%)
Reexpresado: MMBs.-931 (-4%)

Los Gastos de Ventas en términos históricos alcanzaron MMBs.20.498 y reexpresados MMBs.21.799.

La variación presentada obedece principalmente al incremento ocurrido en las ventas netas debido a la incidencia directa que éstas tienen sobre partidas como comisiones, promociones y publicidad, y provisión cuentas de cobro dudoso.

Los Gastos de Ventas por TM presentaron un incremento en Bs./Tm 4.078 (+3%).

Gastos de Administración
Histórico: MMBs.-307 (-3%)
Reexpresado: MMBs.-1.348 (-11%)

Los Gastos de Administración en términos históricos alcanzaron MMBs.9.376 y reexpresados MMBs.10.604.

Los gastos disminuyen a pesar de la inflación del año, lo cual obedece principalmente a la implementación desde mediados del año 2000 de un programa de reducción de costos. Las partidas que reflejaron mayor variación fueron sueldos y salarios, teléfono, reparación y mantenimiento y alquileres.

Los Gastos de Administración por TM se vieron disminuidos en Bs./Tm 4.119 (-6%), dado a la caída registrada en los gastos de administración.

Utilidad Operativa
Histórico: MMBs.+8.251 (+55%)
Reexpresado: MMBs.+9.949 (+82%)

La Utilidad Operativa en términos históricos fue de MMBs.23.217 y en términos reexpresados MMBs.22.010.

Márgenes Operativos:

	2001	**2000**
Históricos	15,48%	10,63%
Reexpresados	13,92%	7,29%

Los Márgenes históricos reflejan variaciones favorables debido a:
- Incremento en el Volumen de Ventas y en las Ventas Netas.
- Un Costo de Ventas que se mantuvo prácticamente en los mismos niveles del año anterior.

Otros Ingresos/Egresos
Histórico: MMBs.+7.557 (-4754%)
Reexpresado: MMBs.-7.988 (+247%)

El saldo en cifras históricas al cierre del año 2001 de la partida Otros Ingresos / (Egresos) fue de MMBs.7.398, lo cual representó un incremento de los ingresos en MMBs.+7.557 MM o un 4754%, al compararlo con el año anterior.

La variación de esta partida obedece básicamente a la ganancia neta por la venta de la División Forestal a una compañía chilena.

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--

[Letterhead of MANPA]

Caracas, September 27, 2002

Citizen

President of the

CARACAS STOCK MARKET

Your Office.

I do hereby enclose notification of the Company Special Shareholders' Meeting to be published in the local newspaper and which date has been set for October 9, 2002 for the sole purpose of submitting to the attention of the shareholders proposal by the Board of Directors concerning a special cash dividend.

Having no further matter to discuss,

Sincerely,

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Lic. Carlos E. Delfino T. (signed) Illegible.

President.

Enclose as indicated.--

[Letterhead of Manpa]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Subscribed Capital Bs.22,940,094,240.00

Capital Paid-in Bs. 22,940,094,240.00

NOTIFICATION

Shareholders of this company are hereby convened for the **Special Shareholders' Meeting** to be held **at 3:00 p.m., on October 9, 2002** in our premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, with the following purpose:

SOLE ITEM:

Agreeing on an extraordinary cash dividend to be allocated to shareholders and delegating the setting of record dates and payment to shareholders to the Board of Directors.

Shareholders are hereby informed that the documents described herein are available at company premises from the date of publishing the present notification.

Caracas, October 2, 2002.

For the **BOARD OF DIRECTORS**.

CARLOS DELFINO T. President.---

The foregoing is the true and exact translation of the attached document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, October 19th, 2002.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

División ... Teléfonos (043) 401224 - 401121
División Higiénicos
Teléfonos (043) 407511 - 407413 407534
División Conversión:
Sacos
Teléfonos (043) 401357 - 401341
Bolsas
Teléfonos (043) 401100 - 401072

Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
Transporte ALPES, C.A.
Teléfonos (043) 474910 - 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A
Teléfono (02) 9012311
Internet: http://www.manpa.com.v

Caracas, 27 de septiembre de 2002

Ciudadano
Presidente de la
BOLSA DE VALORES DE CARACAS
Su Despacho

A los fines de su conocimiento, me permito acompañarle convocatoria que será publicada en la prensa local para la **Asamblea General Extraordinaria de Accionistas** de esta compañía, cuya fecha ha sido fijada para el **9 de octubre de 2002**, cuyo único objeto es someter a los accionistas la proposición de la Junta Directiva del decreto de dividendo extraordinario en efectivo.

Sin otro particular a que hacer referencia, quedo de ustedes.

Atentamente,

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

anexo lo indicado

RECIBIDO SIN QUE IMPLIQUE ACEPTACIÓN DE SU CONTENIDO
Fecha:

División Papel Imprimir, Escribir, Embalar
Teléfonos (043) 401224 - 401121
División Higiénicos
Teléfonos (043) 407511 - 407413 407534
División Conversión:
Sacos
Teléfonos (043) 401357 - 401341
Bolsas
Teléfonos (043) 401100 - 401072

Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
Transporte ALPES, C.A.
Teléfonos (043) 474910 - 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A
Teléfono (02) 9012311
Internet: http://www.manpa.com.v

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.
Capital Autorizado Bs. 45.880.188.480,oo
Capital Suscrito Bs. 22.940.094.240,oo
Capital Pagado Bs. 22.940.094.240,oo

CONVOCATORIA

Se convoca a los señores accionistas de esta compañía para la **Asamblea General Extraordinaria de Accionistas** que se efectuará el **día 9 de octubre de 2002, a las 3 p.m.**, en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con el objeto siguiente:

PUNTO UNICO:

Acordar el dividendo extraordinario en efectivo a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.

Se participa a los señores accionistas que los documentos a que se refiere esta convocatoria están a su disposición en las oficinas de la compañía desde la fecha de la publicación de la presente.

Caracas, 2 de octubre de 2002

Por **LA JUNTA DIRECTIVA**

CARLOS DELFINO T.
Presidente

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--

[Letterhead of MANPA]

Caracas, October 9, 2002

Citizen

President of the

CARACAS STOCK MARKET

Present

For your due knowledge and for further purposes enclose please find notification published in two (2) newspaper of mayor circulation, corresponding to Special Shareholders' Meeting of this company held today.

Having no further matter to discuss,

Sincerely,

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Lic. Carlos E. Delfino T. (signed) Illegible.

President.

Enclose as indicated.--

EL UNIVERSAL

National Journalism Award, Design Mention – SND Excellence Award

Wednesday, October 2, 2002, Caracas, Venezuela – Year XCIII – No.33.488 – Legal

INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

[Letterhead of Manpa]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Subscribed Capital Bs.22,940,094,240.00

Capital Paid-in Bs. 22,940,094,240.00

NOTIFICATION

Shareholders of this company are hereby convened for the **Special Shareholders' Meeting** to be held **at 3:00 p.m., on October 9, 2002** in our premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, with the following purpose:

SOLE ITEM:

Agreeing on an extraordinary cash dividend to be allocated to shareholders and delegating the setting of record dates and payment to shareholders to the Board of Directors.

Shareholders are hereby informed that the documents described herein are available at company premises from the date of publishing the present notification.

Caracas, October 2, 2002.

For the **BOARD OF DIRECTORS**.

CARLOS DELFINO T. President.--

EL NACIONAL

No.21.223

Wednesday, October 2, 2002,

[Letterhead of Manpa]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Subscribed Capital Bs.22,940,094,240.00

Capital Paid-in Bs. 22,940,094,240.00

NOTIFICATION

Shareholders of this company are hereby convened for the **Special Shareholders' Meeting** to be held **at 3:00 p.m., on October 9, 2002** in our premises situated in

Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, with the following purpose:

SOLE ITEM:

Agreeing on an extraordinary cash dividend to be allocated to shareholders and delegating the setting of record dates and payment to shareholders to the Board of Directors.

Shareholders are hereby informed that the documents described herein are available at company premises from the date of publishing the present notification.

Caracas, October 2, 2002.

For the **BOARD OF DIRECTORS**.

CARLOS DELFINO T. President.---

The foregoing is the true and exact translation of the attached document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, October 19th, 2002.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A
Teléfono (02) 9012311
Internet: http://www.manpa.com.v

Caracas, 9 de octubre de 2002

Ciudadano
Presidente de la
BOLSA DE VALORES DE CARACAS
Presente

Para su debido conocimiento y fines consiguientes, anexo a la presente les remito aviso publicado en dos (2) diarios de mayor circulación, correspondientes a la **Asamblea General Extraordinaria de Accionistas** de esta compañía celebrada en el día de hoy.

Sin otro particular a que hacer referencia, quedo de ustedes.

Atentamente,

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

anexo lo indicado

EL UNIVERSAL

PREMIO NACIONAL DE PERIODISMO MENCION DISEÑO · PREMIO A LA EXCELENCIA DE LA SND

MIERCOLES 2 DE OCTUBRE DE 2002, CARACAS, VENEZUELA - AÑO XCIII - Nº 33.488 - DEPOSITO LEGAL PP-190901DF43

MANPA

Manufacturas de Papel, C.A. (Manpa) S.A.C.A.

Capital Autorizado	**Bs. 45.880.188.480,oo**
Capital Suscrito	**Bs. 22.940.094.240,oo**
Capital Pagado	**Bs. 22.940.094.240,oo**

CONVOCATORIA

Se convoca a los señores accionistas de esta compañía para la **Asamblea General Extraordinaria de Accionistas** que se efectuará el **día 9 de octubre de 2002, a las 3:00 p.m.**, en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con el objeto siguiente:

PUNTO UNICO:
Acordar el dividendo extraordinario en efectivo a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.

Se participa a los señores accionistas que los documentos a que se refiere esta convocatoria están a su disposición en las oficinas de la compañía desde la fecha de la publicación de la presente.

Caracas, 2 de octubre de 2002

Por **LA JUNTA DIRECTIVA**

CARLOS DELFINO T.
Presidente

EL NACIONAL

Nº 21.223 MIÉRCOLES 2 DE OCTUBRE DE 2002

MANPA

Manufacturas de Papel, C.A. (Manpa) S.A.C.A.

Capital Autorizado	**Bs. 45.880.188.480,oo**
Capital Suscrito	**Bs. 22.940.094.240,oo**
Capital Pagado	**Bs. 22.940.094.240,oo**

CONVOCATORIA

Se convoca a los señores accionistas de esta compañía para la **Asamblea General Extraordinaria de Accionistas** que se efectuará el **día 9 de octubre de 2002, a las 3:00 p.m.**, en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con el objeto siguiente:

PUNTO UNICO:

Acordar el dividendo extraordinario en efectivo a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.

Se participa a los señores accionistas que los documentos a que se refiere esta convocatoria están a su disposición en las oficinas de la compañía desde la fecha de la publicación de la presente.

Caracas, 2 de octubre de 2002

Por **LA JUNTA DIRECTIVA**

CARLOS DELFINO T.
Presidente

INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:---

BOLIVARIAN REPUBLIC OF VENEZUELA.

National Securities Commission (CNV)

No.CNV-OP-270

Caracas, October 11, 2002

Messrs.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Present.

Attn.: Carlos Delfino

Chairman of the Board of Directors

I do hereby address you in view of communication submitted before this Office as of October 10, 2002 related to payment of cash dividend decreed by the General Shareholders' Meeting dated October 9, 2002 and agreed by the Board of Directors in meeting held on that same date. Attached to such communication there is copy of the notification project referred to by Resolution No.159-96, dated July 3, 1996 of the National Securities Commission.

Consequently, and for the purposes of public knowledge, it was added to the company file kept by the National Securities Registry.

Sincerely,

LUCIA SAVATTIERE FIANDACA (signed) Illegible

Executive Secretary.

LS/MF/ym.- October 14, 2002.

Translator's Note:

Over the signature there is a round wet seal that reads as follows: "Bolivarian Republic of Venezuela. National Securities Commission. Executive Secretariat."---------------------

The foregoing is the true and exact translation of the attached document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, October 19th, 2002.

REPUBLICA DE VENEZUELA INTERPRETE ... HERNANDEZ

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

REPUBLICA BOLIVARIANA DE VENEZUELA

CNV Comisión Nacional de Valores

No. CNV-OP-270

Caracas, 11 de octubre de 2002

Señores:
MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.
Presente.-

Atcn: Carlos Delfino
Presidente de la Junta Directiva

Tengo a bien dirigirme a usted, en atención a su comunicación consignada por ante este Organismo en fecha 10 de octubre de 2002, relativa al pago de un dividendo en efectivo decretado por la Asamblea General Ordinaria de Accionistas, de fecha 9 de octubre de 2002, y acordado por la Junta Directiva en reunión celebrada en esa misma fecha, a la cual anexan copia del proyecto de aviso de notificación a que se refiere la Resolución Nº 159-96, de fecha 03 de julio de 1996, de la Comisión Nacional de Valores.

En consecuencia a los fines del conocimiento público, la misma fue agregada al expediente de esa sociedad en el Registro Nacional de Valores.

Atentamente,

LUCIA SAVATTIERE FIANDACA
Secretario Ejecutivo

LSF/MF/ym.-

14 OCT. 2002

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:---

[Letterhead of MANPA]

Caracas, September 27, 2002

Citizen

President of the

NATIONAL SECURITIES COMMISSION

Your Office.

I do hereby enclose for approval notification of the Company Special Shareholders' Meeting that will be published in the local newspaper and which date has been set for October 9, 2002. Likewise, we enclose herein the following documents:

- Financial statements of the years ended at December 31, 2001.
- Certification of Minute No.893 from the Board of Directors, dated 9/27/02.
- Proposal to be submitted to the Board of Directors.

Having no further matter to discuss,

Sincerely,

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Lic. Carlos E. Delfino T. (signed) Illegible.

President.

Enclose as indicated.---

[Letterhead of Manpa]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Subscribed Capital Bs.22,940,094,240.00

Capital Paid-in Bs. 22,940,094,240.00

NOTIFICATION

Shareholders of this company are hereby convened for the **Special Shareholders' Meeting** to be held **at 3:00 p.m., on October 9, 2002** in our premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, with the following purpose:

SOLE ITEM:

Agreeing on an extraordinary cash dividend to be allocated to shareholders and delegating the setting of record dates and payment to shareholders to the Board of Directors.

Shareholders are hereby informed that the documents described herein are available at company premises from the date of publishing the present notification.

Caracas, October 2, 2002.

For the **BOARD OF DIRECTORS**.

CARLOS DELFINO T. President.--

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

BALANCE SHEET, DECEMBER 31, 2001

RESTATED IN CONSTANT BOLIVARS AT DECEMBER 31, 2001

(Stated in thousands of bolivars)

ASSETS

CURRENT ASSETS

Cash	6,913,59.
	6,913,593
Bills and accounts receivable – net	36,445,380
Advances to suppliers	1,463,996
Inventory – net	22,284,379
Expenses paid in advance	187,425

Dividends receivable	970,000
Other current assets - net	16,151,991
Total current assets	84,416,764
LONG-TERM SPARE PARTS INVENTORY	1,897,330
INVESTMENTS IN AFFILAITES – Net	3,362,832
PROPERTY, PLANT AND EQUIPMENT, Net	224,557,649
DEFERRED CHARGES AND OTHER ASSETS – Net	2,330,132
TOTAL	316,564,707
LIABILITIES AND SHAREHOLDERS' EQUITY	
CURRENT LIABILITIES	
Promissory Notes and bank overdrafts	467,673
Current portion of long-term loans	7,164,717
Current portion of issued current obligations	4,690,800
Documents payable	2,862,844
Accounts payable:	24,007,286
Accrued expenses payable	3,020,071
Taxes payable	371,086
Total current liabilities	42,584,477
LONG-TERM LOANS	8,405,000
PROVISION FOR SEVERANCE BENEFITS	4,647,009
OTHER LIABILITIES AND DEFERRED CREDITS	52,056
Total liabilities	55,688,542
SHAREHOLDERS' EQUITY	
Capital stock	22,940,094
Capital stock updating	46,692,596
Updated net balance for future capitalization	119,593,551
Updated result for translation from foreign subsidiary	200,063
Retained earnings:	
Legal reserve	6,963,269

Results from holding non-monetary assets	32,910,350
TOTAL	260,876,165

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

INCOME STATEMENT FOR THE YEARS ENDED AT DECEMBER 31, 2001

RESTATED IN CONSTANT BOLIVARS AT DECEMBER 31, 2001

(Stated in thousands of bolivars)

NET SALES	154,120,524
COST OF SALES	102,246,056
GROSS PROFIT	51,874,468
SALES EXPENSES	20,284,622
ADMINISTRATIVE EXPENSES AND OVERHEADS	9,053,963
	29,338,585
OPERATING INCOME	22,535,883
OTHER INCOME (DISBURSEMENTS):	
Loss from investments, net	(4,645,039)
Realization of temporary investments	(4,077,758)
Others, net	(3,477,976)
	(12,200,773)
INTEGRAL FINANCING INCOME (COST):	
Interests expenses	(6,243,240)
Interests on temporary investments	410,307
Exchange difference, net	(1,216,928)
Monetary earnings	3,407,384
I	(3,642,477)
INCOME BEFORE TAX	6,692,633
TAX PROVISION	
Income tax	2,065,972
	2,065,972

PARTICIPATION IN RESULTS FROM AFFILIATES	(112,625)
NET INCOME	4,514,036

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

BALANCE SHEET, DECEMBER 31, 2001

IN HISTORICAL BOLIVARS

(Stated in thousands of bolivars)

ASSETS	
CURRENT ASSETS	
Cash	7,249,592
	7,249,592
Bills and accounts receivable – net	33,188,405
Advances to suppliers	1,453,669
Inventory – net	24,443,893
Expenses paid in advance	223,674
Dividends receivable	-
Other current assets - net	3,568,934
Total current assets	70,128,167
LONG-TERM SPARE PARTS INVENTORY	1,751,152
INVESTMENTS IN AFFILAITES – Net	327,105
PROPERTY, PLANT AND EQUIPMENT, Net	30,121,305
DEFERRED CHARGES AND OTHER ASSETS – Net	1,308,915
TOTAL	103,636,644
LIABILITIES AND SHAREHOLDERS' EQUITY	
CURRENT LIABILITIES	
Promissory Notes and bank overdrafts	467,673
Current portion of long-term loans	7,164,717
Current portion of issued current obligations	4,690,800
Documents payable	2,862,844
Accounts payable:	23,726,089

Accrued expenses payable	3,659,547
Taxes payable	332,060
Total current liabilities	42,903,730
LONG-TERM LOANS	8,405,000
PROVISION FOR SEVERANCE BENEFITS	4,814,206
OTHER LIABILITIES AND DEFERRED CREDITS	556,309
Total liabilities	56,679,245
SHAREHOLDERS' EQUITY	
Capital stock	11,470,047
Updated result for translation from foreign subsidiary	200,063
Retained earnings:	
Legal reserve	1,095,795
Undistributed	33,211,592
	45,977,497
TOTAL	102,656,742

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

INCOME STATEMENT FOR THE YEARS ENDED AT DECEMBER 31, 2001

IN HISTORICAL BOLIVARS

(Stated in thousands of bolivars)

NET SALES	146,000,441
COST OF SALES	95,674,415
GROSS PROFIT	50,326,026
SALES EXPENSES	19,374,774
ADMINISTRATIVE EXPENSES AND OVERHEADS	7,825,948
	27,200,722
OPERATING INCOME	23,125,304
OTHER INCOME (DISBURSEMENTS):	
Loss from investments, net	10,646,891
Realization of temporary investments	(2,280,469)

INTERPRETE PUBLICO 7
JUDITH X. HERNANDEZ MORA

Others, net	(1,675,289)
	6,691,133
INTEGRAL FINANCING INCOME (COST):	
Interests expenses	(5,886,168)
Interests on temporary investments	392,094
Exchange difference, net	(1,132,743)
I	(6,626,817)
INCOME BEFORE TAX	23,189,620
TAX PROVISION	
Income tax	2,000,000
INCOME BEFORE PARTICIPATING IN RESULTS FROM AFFILIATES	21,189,620
PARTICIPATION IN RESULTS FROM AFFILIATES	(2,775)
NET INCOME	21,186,845

[Letterhead of Manpa]

I, CARLOS DELFINO T., a Venezuelan citizen, of legal age, of this domicile, bearer of Identity card No.3,659,617, proceeding in this act in my capacity as Chairman of the Board of Directors of MANUFACTURAS DE PAPEL C.A. (MANPA) S.A.C.A., a trading company of this domicile, DO HEREBY CERTIFY That: "The Record herein partially transcribed reads as follows:

"Record No.893: As of today, the Twenty-Seventh (27th) day of September of the year Two Thousand Two there gathered at the company headquarters the members of the Board of Directors, namely: Carlos Delfino T., President; Celestino Martínez P., First Vice-President; Carlos H. Paparoni, Second Vice-President; the Directors: Alfredo Travieso P., Arnaldo Añez D., Juan Carlos Carpio, Nelson Isamit, Julio Bustamante, Elena Delfino, Alfredo Gómez Ruiz. Likewise, there were present Alejandro Delfino T., Assistant Director and Executive President as well as Advisors Juan Delfino R. and José Gaetano Paparoni.

3. The Board of Directors agreed upon calling for a Special Shareholders' Meeting to be held on October 9, 2002 at 3:00 p.m. with the following purposes: First: Submitting to

INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

the attention of the shareholders a decree of extraordinary cash dividend of five bolivars (Bs.5.00) per share, for each of the two thousand two hundred ninety-four million nine thousand four hundred twenty-four (2,294,009,424) shares comprising the current capital stock of this company, with charge against the Undistributed profits account at December 31, 2001 corresponding to shareholders registered on the fifth business day following publication of this notification in two (2) newspapers of major national circulation, (limit transaction date with profit), payable on the fifth business day following that date, (effective date of recording profit). Second: Delegating the setting of the record dates and payment to shareholders to the Board of Directors."

I issue this certification in Caracas, on the Twenty-Seventh (27th) day of September of the year Two Thousand Two.

MANUFACTURAS DE PAPEL C.A.

Carlos Delfino T. (signed) Illegible.

Chairman of the Board of Directors.--

[Letterhead of MANPA]

SPECIAL SHAREHODLERS MEETING

OCTOBER 9, 2002

PROPOSAL

SOLE ITEM OF THE NOTIFICATION: Agreeing upon a decree dividend to be allocated to shareholders. It is hereby proposed an extraordinary cash dividend of Five Bolivars (Bs.5.00) per share, for each of the the two thousand two hundred ninety-four million nine thousand four hundred twenty-four (2,294,009,424) shares comprising the current capital stock of this company, with charge against the Undistributed profits account at December 31, 2001 corresponding to shareholders registered on the fifth business day following publication of this notification in two (2) newspapers of major national circulation, (limit transaction date with profit), payable on the fifth business day following that date, (effective date of recording profit). Payment shall be made during the present year, in one or more portions.

Likewise, it is hereby requested to delegate the setting of record dates and payment in due time to the Board of Directors. (signed) Illegible

Translator's Note:

At the upper right margin of each of the nine (9) original pages of this document, written in Spanish, there is a wet seal that reads as follows: "National Securities Commission. 02 September 30 AM 9:22. FILE RECEIVED."---

The foregoing is the true and exact translation of the attached document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, October 19th, 2002.

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

División Papel Imprimir, Escribir, Embalar
Teléfonos (043) 401224 - 401121
División Higiénicos
Teléfonos (043) 407511 - 407413 407534
División Conversión:
Sacos
Teléfonos (043) 401357 - 401341
Bolsas
Teléfonos (043) 401100 - 401072

Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
Transporte ALPES, C.A.
Teléfonos (043) 474910 - 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A
Teléfono (02) 9012311
Internet: http://www.manpa.com.v

COMISION NACIONAL DE VALORES
02 SEP 30 AM 9:22
ARCHIVO RECIBIDO

Caracas, 27 de septiembre de 2002

Ciudadano
Presidente de la
COMISION NACIONAL DE VALORES
Su Despacho

A los fines de su debida aprobación, me permito acompañarle convocatoria que será publicada en la prensa local para la **Asamblea General Extraordinaria de Accionistas** de esta compañía, cuya fecha ha sido fijada para el **9 de octubre de 2002**. Asimismo, anexamos los siguientes documentos:

- Estados Financieros, años terminados el 31 de diciembre de 2001.
- Certificación del acta de Junta Directiva N° 893 del 27.09.02.
- Proposición que presentará la Junta Directiva.

Sin otro particular a que hacer referencia, quedo de ustedes.

Atentamente,

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

anexo lo indicado

División Papel Imprimir, Escribir, Embalar
Teléfonos (043) 401224 - 401121
División Higiénicos
Teléfonos (043) 407511 - 407413 407534
División Conversión:
Sacos
Teléfonos (043) 401357 - 401341
Bolsas
Teléfonos (043) 401100 - 401072

Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
Transporte ALPES, C.A.
Teléfonos (043) 474910 - 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A
Teléfono (02) 9012311
Internet: http://www.manpa.com.v

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.
Capital Autorizado Bs. 45.880.188.480,oo
Capital Suscrito Bs. 22.940.094.240,oo
Capital Pagado Bs. 22.940.094.240,oo

CONVOCATORIA

Se convoca a los señores accionistas de esta compañía para la **Asamblea General Extraordinaria de Accionistas** que se efectuará el **día 9 de octubre de 2002, a las 3 p.m.**, en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con el objeto siguiente:

PUNTO UNICO:
Acordar el dividendo extraordinario en efectivo a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.

Se participa a los señores accionistas que los documentos a que se refiere esta convocatoria están a su disposición en las oficinas de la compañía desde la fecha de la publicación de la presente.

Caracas, 2 de octubre de 2002

Por **LA JUNTA DIRECTIVA**

CARLOS DELFINO T.
Presidente

[illegible] E PAPEL, C.A. (MANPA) S.A C.A.

BALANCES GENERALES, 31 DE DICIEMBRE DE 2001
REEXPRESADOS EN BOLIVARES CONSTANTES DEL 31 DE DICIEMBRE DE 2001
(Expresados en Miles de Bolívares)

ACTIVO	
ACTIVO CIRCULANTE:	
Efectivo	6.913.593
	6.913.593
Efectos y cuentas por cobrar - neto	36.445.380
Anticipos a proveedores	1.463.996
Inventarios - neto	22.284.379
Gastos pagados por anticipado	187.425
Dividendos por cobrar	970.000
Otros activos circulantes - neto	16.151.991
Total activo circulante	84.416.764
INVENTARIO DE REPUESTOS A LARGO PLAZO	1.897.330
INVERSIONES EN AFILIADAS - Neto	3.362.832
PROPIEDADES, PLANTA Y EQUIPO - Neto	224.557.649
CARGOS DIFERIDOS Y OTROS ACTIVOS - Neto	2.330.132
TOTAL	316.564.707
PASIVO Y PATRIMONIO	
PASIVO CIRCULANTE:	
Pagarés y sobregiros bancarios	467.673
Porción circulante de préstamos a largo plazo	7.164.717
Porción circulante de obligaciones emitidas en circulación	4.690.800
Documentos por pagar	2.862.844
Cuentas por pagar	24.007.286
Gastos acumulados por pagar	3.020.071
Impuestos por pagar	371.086
Total pasivo circulante	42.584.477
PRESTAMOS A LARGO PLAZO	8.405.000
APARTADO PARA PRESTACIONES SOCIALES	4.647.009
OTROS PASIVOS Y CREDITOS DIFERIDOS	52.056
Total pasivo	55.688.542
PATRIMONIO	
Capital social	22.940.094
Actualizaciòn de capital	46.692.596
Saldo neto para futuras capitalizaciones	119.593.551
Resultado acumulado por traducciòn de filial extrajera	200.063
Ganancias retenidas:	
Reserva legal	6.963.269
No distribuidas	31.576.242
Resultados por tenencia de activos no monetarios	[illegible]

MANUFACTUF S DE PAPEL, C.A. (MANP) S.A.C.A.

ESTADOS DE RESULTADOS
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE 2001
REEXPRESADOS EN BOLIVARES CONSTANTES DEL 31 DE DICIEMBRE DE 2001
(Expresados en Miles de Bolívares)

VENTAS NETAS	154.120.524
COSTO DE VENTAS	102.246.056
UTILIDAD BRUTA	51.874.468
GASTOS DE VENTAS	20.284.622
GASTOS GENERALES Y ADMINISTRATIVOS	9.053.963
	29.338.585
UTILIDAD EN OPERACIONES	22.535.883
OTROS INGRESOS (EGRESOS):	
Pérdida en inversiones, neto	(4.645.039)
Realización inversiones temporales	(4.077.758)
Otros - neto	(3.477.976)
	(12.200.773)
INGRESO (COSTO) INTEGRAL DE FINANCIAMIENTO:	
Intereses gastos	(6.243.240)
Intereses sobre inversiones temporales	410.307
Diferencias en cambio - neto	(1.216.928)
Ganancia monetaria	3.407.384
	(3.642.477)
UTILIDAD ANTES DE IMPUESTOS	6.692.633
PROVISION PARA IMPUESTOS	
Impuesto sobre la renta	2.065.972
	2.065.972
UTILIDAD ANTES DE PARTICIPACION EN RESULTADOS DE AFILIADAS	4.626.661
PARTICIPACION EN RESULTADOS DE AFILIADAS	(112.625)
UTILIDAD NETA	4.514.036

... DE PAPEL, C.A. (MANPA) S.A.C.A.

BALANCES GENERALES, 31 DE DICIEMBRE DE 2001
EN BOLIVARES HISTORICOS
(Expresados en Miles de Bolívares)

02 SEP 30 AM 9:22 ARCHIVO RECIBIDO

02 MAY -9 AM 10:26 ARCHIVO RECIBIDO

ACTIVO	
ACTIVO CIRCULANTE:	
Efectivo	7.249.592
	7.249.592
Efectos y cuentas por cobrar - neto	33.188.405
Anticipos a proveedores	1.453.669
Inventarios - neto	24.443.893
Gastos pagados por anticipado	223.674
Dividendos por cobrar	-
Otros activos circulantes - neto	3.568.934
Total activo circulante	70.128.167
INVENTARIO DE REPUESTOS A LARGO PLAZO	1.751.152
INVERSIONES EN AFILIADAS - Neto	327.105
PROPIEDADES, PLANTA Y EQUIPO - Neto	30.121.305
CARGOS DIFERIDOS Y OTROS ACTIVOS - Neto	1.308.915
TOTAL	103.636.644
PASIVO Y PATRIMONIO	
PASIVO CIRCULANTE:	
Pagarés y sobregiros bancarios	467.673
Porción circulante de préstamos a largo plazo	7.164.717
Porción circulante de obligaciones emitidas en circulación	4.690.800
Documentos por pagar	2.862.844
Cuentas por pagar	23.726.089
Gastos acumulados por pagar	3.659.547
Impuestos por pagar	332.060
Total pasivo circulante	42.903.730
PRESTAMOS A LARGO PLAZO	8.405.000
APARTADO PARA PRESTACIONES SOCIALES	4.814.206
OTROS PASIVOS Y CREDITOS DIFERIDOS	556.309
Total pasivo	56.679.245
PATRIMONIO	
Capital social	11.470.047
Resultado acumulado por traducciòn de filial extrajera	200.063
Ganancias retenidas:	
Reserva legal	1.095.795
No distribuidas	33.211.592
	45.977.497
TOTAL	102.656.742

...RAS DE PAPEL, C.A. (MANPA) S.A.C.A.

ESTADOS DE RESULTADOS
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE 2001
EN BOLIVARES HISTORICOS
(Expresados en Miles de Bolívares)

COMISION NACIONAL DE VALORES
02 SEP 30 AM 9: 22
ARCHIVO RECIBIDO

COMISION NAC[illegible] DE VALORES
02 MAY -9 AM 10: 26
ARCHIVO RECIBIDO

VENTAS NETAS	146.000.441
COSTO DE VENTAS	95.674.415
UTILIDAD BRUTA	50.326.026
GASTOS DE VENTAS	19.374.774
GASTOS GENERALES Y ADMINISTRATIVOS	7.825.948
	27.200.722
UTILIDAD EN OPERACIONES	23.125.304
OTROS INGRESOS (EGRESOS):	
Utilidad en inversiones, neto	10.646.891
Realización inversiones temporales	(2.280.469)
Otros - neto	(1.675.289)
	6.691.133
INGRESO (COSTO) INTEGRAL DE FINANCIAMIENTO:	
Intereses gastos	(5.886.168)
Intereses sobre inversiones temporales	392.094
Diferencias en cambio - neto	(1.132.743)
	(6.626.817)
UTILIDAD ANTES DE IMPUESTOS	23.189.620
PROVISION PARA IMPUESTOS:	
Impuesto sobre la renta	2.000.000
UTILIDAD ANTES DE PARTICIPACION EN RESULTADOS DE AFILIADAS	21.189.620
PARTICIPACION EN RESULTADOS DE AFILIADAS	(2.775)
UTILIDAD NETA	21.186.845

División Papel Imprimir, Escribir, Embalar
Teléfonos (043) 401224 - 401121
Di[illegible]ón Higiénicos
Teléfonos (043) 407511 - 407413 407534
División Conversión:
Sacos
Teléfonos (043) 401235 - 401236
Bolsas
Teléfonos (043) 401100 - 401072

Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
Transporte ALPES, C.A.
Teléfonos (043) 474910 - 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A V
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

02 SEP 30 AM 9:22

ARCHIVO RECIBIDO

Yo, **CARLOS DELFINO T.**, venezolano, mayor de edad, de este domicilio, titular de la cédula de identidad Nº 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL C.A. (MANPA) S.A.C.A.**, sociedad mercantil de este domicilio, **CERTIFICO**: "Que el Acta que a continuación se transcribe parcialmente, es traslado fiel y exacto de su original que corre inserto en el Libro de Actas de la Junta Directiva de mi representada, la cual dice textualmente:

"**Acta Nº 893:** Hoy, veintisiete (27) de septiembre de dos mil dos se reunieron en la sede de la compañía, los miembros de la Junta Directiva, señores: Carlos Delfino T., Presidente; Celestino Martínez P., Primer Vice Presidente; Carlos H. Paparoni, Segundo Vicepresidente; los Directores: Alfredo Travieso P., Arnaldo Añez D., Juan Carlos Carpio, Nelson Isamit, Julio Bustamante, Elena Delfino, Alfredo Gómez Ruiz. Igualmente se encontraban presentes Alejandro Delfino T. Director Suplente y Presidente Ejecutivo y los Asesores Juan Delfino R. y José Gaetano Paparoni,.

3.- La Junta Directiva, acordó convocar a una Asamblea General Extraordinaria de Accionistas a celebrarse el día 9 de octubre de 2002 a las 3:00 p.m. con los siguientes objetos: Primero: Someter a la consideración de los accionistas el decreto de un dividendo extraordinario en efectivo de cinco bolívares (Bs.5,00) por acción, para cada una de las dos mil doscientas noventa y cuatro millones nueve mil cuatrocientas veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades No Distribuidas al 31 de diciembre de 2001, correspondiente

02 SEP 30 AM 9:23

ARCHIVO

a los accionistas registrados al quinto día hábil siguiente a la publicación del aviso en dos (2) periódicos de mayor circulación nacional, (fecha límite de transacción con beneficio), pagadero al quinto día hábil siguiente a esa fecha, (fecha efectiva de registro del beneficio). Segundo: Delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas".

Certificación que expido en Caracas a los veintisiete (27) días del mes de septiembre del año dos mil dos.

MANUFACTURAS DE PAPEL C.A.

CARLOS DELFINO T.
Presidente de la Junta Directiva

MANPA

COMISION NACIONAL DE VALORES
02 SEP 30 AM 9:23
ARCHIVO
RECIBIDO

ASAMBLEA GENERAL EXTRAORDINARIA DE ACCIONISTAS
9 DE OCTUBRE DE 2002

PROPOSICION

UNICO PUNTO DE LA CONVOCATORIA.- Acordar el decreto de dividendo a repartir a los accionistas. Se propone decretar un dividendo extraordinario en efectivo de Cinco Bolívares (Bs. 5,oo) por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades No Distribuidas al 31 de diciembre de 2001, pagadero a los accionistas registrados al quinto día hábil (fecha límite de transacción con beneficio) siguiente de la publicación en dos (2) periódicos de mayor circulación nacional del aviso de dividendos autorizado por la Comisión Nacional de Valores, pagadero a partir del quinto día hábil siguiente a esta última fecha (fecha efectiva de registro del beneficio). Debiendo efectuarse el pago durante el presente año, en una o más porciones.

Igualmente, se solicita delegar en la Junta Directiva la fijación de la fecha de registro y pago en la oportunidad señalada.

Carlos Sufino

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--

[Letterhead of MANPA]

Caracas, October 9, 2002

Messrs.

NATIONAL SECURITIES COMMISSION

Present

Enclose I forward to your attention, for your due knowledge and further purposes, the documents detailed herein below corresponding to the Special Shareholders' Meeting of this company held as of today in order to comply with the provisions set forth by the Standards Related to Periodical or Occasional Information to be furnished by people subject to control by the National Securities Commission.

- Certification of Minute of Shareholders.
- Notifications published in two (2) newspapers of major circulation.

Having no further matter to discuss,

Sincerely,

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Lic. Carlos E. Delfino T. (signed) Illegible.

President.

I, **CARLOS DELFINO T.**, a Venezuelan citizen, Administrator, of legal age, of this domicile, bearer of Identity Card No. 3,659,617, proceeding in this act my capacity as Chairman of the Board of Directors of **MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A**. of this domicile, registered with the Commercial Registry Office of this same Circuit as of March 31, 1950 under No.379, Volume 1-B, do hereby certify that the Record herein transcribed is a true and exact copy of its original, Minute of Special Shareholders' Meeting, dated October 9, 2002 registered with the Book of Shareholders' Meetings of this company, and which textually transcribed reads as follows: "As of today, the Ninth (9) day of October of the year Two Thousand Two (2002), at 3:00 p.m., there gathered shareholders of **MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A**. who are named below, at the company premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, in this city of Caracas, due to notification published in newspapers El NACIOANL and EL UNIVERSAL, on October 2, 2002 which textually transcribed reads as follows: "MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Authorized Capital Bs.45,880,188,480.00 Subscribed Capital Bs.22,940,094,240.00 Capital Paid-in Bs. 22,940,094,240.00 NOTIFICATION. Shareholders of this company are hereby convened for the **Special Shareholders' Meeting** to be held **at 3:00 p.m., on October 9, 2002** in our premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, with the following purpose: SOLE ITEM: Agreeing on an extraordinary cash dividend to be allocated to shareholders and delegating the setting of record dates and payment to shareholders to the Board of Directors. Shareholders are hereby informed that the documents described herein are available at company premises from the date of publishing the present notification. Caracas, October 2, 2002. For the BOARD OF DIRECTORS. CARLOS DELFINO T. President.

Shareholders mentioned at the bottom of this Minute attended this meeting, and they represent **one thousand nine hundred twenty-three million two hundred three thousand seven hundred six (1,923,203,706) shares**, that is more than **eighty-three (83%)** percent of the company's capital stock, enough quorum to hold the Meeting. In view of the foregoing, the Chairman of the Board, Carlos Delfino T., declared the

Meeting constituted and the Sole Item of the notification was considered and read out; that is: Agreeing on an extraordinary cash dividend to be allocated to shareholders and delegating the setting of record dates and payment to shareholders. Carlos Delfino T. Used his right to speak and read out the following proposal: It is hereby proposed to decree an extraordinary cash dividend of Five Bolivars (Bs.5,00) per share, for each of the Two for each of the two thousand two hundred ninety-four million nine thousand four hundred twenty-four (2,294,009,424) shares comprising the current capital stock of this company, with charge against the Undistributed profits account at December 31, 2001 payable to shareholders registered on the fifth business day (limit transaction date with profit) following publication of notification indicating authorized dividends by the National Securities Commission in two (2) newspapers of major national circulation, payable from the fifth business day following this last date (effective date of recording profit). Payment shall be made during the present year, in one or more portions.

Likewise, it is hereby requested to delegate the setting of record dates and payment in due time.

The shareholders unanimously approved the foregoing proposal, submitted to the consideration of the Meeting.

Lastly, the Meeting authorized the members of the Board of Directors so that any of them may make the corresponding participation with the Commercial Registry.

Having no further matter to discuss, it was sealed, signed and delivered after the list of the attending shareholders."

This certification is issued in the city of Caracas, on the Ninth (9th) day of October of the year Two Thousand Two (2002).

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Lic. Carlos Delfino T., Chariman (signed) Illegible.---

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE:10/9/2002 PAGE: 1

SATACORP

MANUFACTURAS DE PAPEL C.A. (MANPA)

SPECIAL

Shareholder's Name	Number of	%

REPUBLICA DE VENEZUELA
4
INTERPRETE
PUBLICO
JUDITH X. HERNANDEZ MORA

		Shares	
ABRAHIM KATOON HAROON			
Own shares	: ⇒	10,000	0.000
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	10,000	0.000
ALVAREZ DE RODRÍGUEZ HAYDEE JOSEFIN			
Own shares	: ⇒	2,598,940	0.113
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	2,598,940	0.113
ALVAREZ VICTOR			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	767,268,761	33.447
Total shares	: ⇒	767,268,761	33.447
AÑEZ GUSTAVO			
Own shares	: ⇒	70,000	0.003
Represented shares	: ⇒	73,358,854	3.198
Total shares	: ⇒	73,428,854	3.201
CACERES FLORES JORGE HERNAN			
Own shares	: ⇒	16,697	0.001
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	16,697	0.001
DE LA BASTIDE ALAIN			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	19,398,118	0.846
Total shares	: ⇒	19,398,118	0.846
DELFINO PARRA ELENA			
Own shares	: ⇒	789,172	0.034
Represented shares	: ⇒	0	0.000

GARCIA DE LA CONCHA JOHN			
Own shares	: ⇒	78,750	0.003
Represented shares	: ⇒	21,433,364	0.934
Total shares	: ⇒	21,512,114	0.938
GARCIA OSCAR			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	24,073,978	1.049
Total shares	: ⇒	24,073,978	1.049
GOMEZ ARRAIZ ROSA ELENA			
Own shares	: ⇒	3,438,860	0.150
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	3,438,860	0.150
GOMEZ JAILY			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	23,572,500	1.028
Total shares	: ⇒	23,572,500	1.028
GONZALEZ JACINTA			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	323,682	0.014
Total shares	: ⇒	323,682	0.014
GONZALEZ NELLY			
Own shares	: ⇒	0	0.003
Represented shares	: ⇒	503,526,250	21.950
Total shares	: ⇒	503,526,250	21.950
HEREDIA JUAN BAUTISTA			
Own shares	: ⇒	45,000	0.002
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	45,000	0.002
PAPARONI MICALE FERNANDO			

Represented shares	: ⇒	2,501,600	0.109
Total shares	: ⇒	3,201,600	0.140
PERDOMO GONZALEZ NESTOR			
Own shares	: ⇒	119,238	0.005
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	119,238	0.005
REZNICEK HANNY			
Own shares	: ⇒	130,200	0.006
Represented shares	: ⇒	18,394,446	0.802
Total shares	: ⇒	18,524,646	0.808
RIVAS RAMON			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	423,343,438	18.454
Total shares	: ⇒	423,343,438	18.454
SALAS DELFINO GUILLERMO ALEJANDRO			
Own shares	: ⇒	8,400	0.000
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	8,400	0.000
SUBERO DE DELFINO ADA			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	37,968,458	1.655
Total shares	: ⇒	37,968,458	1.655
TRUM MORONEY JOHN MORONEY			
Own shares	: ⇒	25,000	0.001
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	25,000	0.001
ZABALA VELIZ EUNICES JOSEFINA			
Own shares	: ⇒	10,000	0.000
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	10,000	0.000

INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

Total General Shares: ⇒ 1,923,203,706 83.836

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE:10/9/2002 PAGE: 1

SATACORP

MANUFACTURAS DE PAPEL C.A. (MANPA)

Representatives/ True-and-Lawful Attorneys (Detailed)

Shareholder's Name	Number of Shares	%
ALVAREZ VÍCTOR	767,268,761	33.447
BETACAPITAL VALORES, C.A.	162,100	0.007
CARPIO DELFINO MIGUEL ENRIQUE	229,901	0.101
CARRILLO HERNANDEZ NUBIA MARIA	400	0.000
DELFINO THORMAHLEN ALBERTO JOSE	4,800,000	0.209
DELFINO THORMAHLEN ALEJANDRO	3,135,904	0.137
DELFINO THORMAHLEN CARLOS EDUARDO	5,195,000	0.226
DITTMER MANZANO EGBERT	793,838	0.035
ENTREMENTES, C.A.	20,000	0.001
FIORAVANTI MARINA	207,446	0.009
FUNDACIÓN CARLOS DELFINO	100,511,658	4.381
GOMEZ RUIZ ALFREDO	50,442	0.002
GOMEZ RUIZ DE ROMERO SYLVIA HELENA	88,452	0.004
GOMEZ-RUIZ RODRÍGUEZ GUSTAVO	1,252,072	0.055
GOMEZ-RUIZ SPAGNA ADRIANA (MINOR)	10,500	0.000
INMOBILIARIA LA ONSEDONIA, C.A.	5,726,851	0.250
INVERSIONES 218177, C.A.	3,000,000	0.131
INVERSIONES 222, C.A.	1,139,510	0.050
INVERSIONES 2838 C.A.	808,900	0.035
INVERSIONES 85735, LTD	144,939,746	6.318
INVERSIONES 935431, C.A.	3,459,960	0.151

INVERSIONES KHAFRE, C.A	1,821,456	0.079
INVERSIONES PALMIRA C.A.	126	0.000
INVERSIONES TALBOT, C.A.	3,907,906	0.170
LARRAZABAL GONZALEZ EDUARDO ELIAS	119,238	0.005
LLF CAPITALES, C.A.	65,350	0.003
LOVERA VEGAS JUAN ANTONIO	1,411,512	0.062
MADINA INVESTMENTS LTD.	8,569,728	0.374
MILASA LLC	169,433,930	7.386
RAMIREZ ORTIZ ANGEL JESUS	7,969,873	0.347
RODRÍGUEZ DE LOVERA MARIA JOSEFINA	134,200	0.006
ROSQUETE PORCAR DE V. NILDA ESTHER	4,704	0.000
THREE-D INTERNATIONAL MARKETING, INC	189,945,920	8.280
TRAVIESO PASSIOS ALFREDO EDUARDO	280,000	0.012
VETA HOLDINGS A V V	65,175,046	2.841
WHITE SOUL CORP.	42,897,092	1.870
AÑEZ GUSTAVO	73,358,854	3.198
AÑEA DE HERRERA SUSANA DE LA C.	78,750	0.003
AÑEZ DELFINO ALBERTO ENRIQUE	3,343	0.000
AÑEZ DELFINO ARNALDO JOSE	15,246	0.001
AÑEZ DELFINO DE UZCATEGUI ANDREINA	78,750	0.003
AÑEZ DELFINO GUSTAVO ALFREDO	8,750	0.000
BUSTILLO DE AÑEZ MARIA VICTORIA	2,121,839	0.092
CONDE DELFINO GUSTAVO EMILIO	682,080	0.030
CONDE DELFINO VALENTINA ISABEL	10,752	0.000
CONDE ROTUNDO EMILIO LUIS	31,668	0.001
DELFINO DE AÑEZ TERESITA	78,750	0.003
DELFINO DE VERNET VIVANNE VALENTINA	84,000	0.004
DELFINO GOMEZ JOSE IGNACIO	5,000	0.000
HERRERA VAN EPS GUSTAVO ROBERTO	39,000	0.002
INVERSIONES 3 DE OCTUBRE, C.A	815,136	0.036

INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

INVERSIONES GRUPO 21, C.A.	2,612	0.000
INVERSIONES INVERDELGO, C.A.	1,133,172	0.049
INVERSIONES TEDEA, C.A.	1,167,800	0.051
INVERSIONES TEDEA, C.A.	21,800,000	0.950
INVERSORA 3-10-64, C.A.	423,150	0.018
INVERSORA CONDEISA, C.A	682,080	0.030
SERV. INMOBILIARIOS 13 DE NOVIEMBRE	44,096,976	1.922
DE LA BASTIDE ALAIN	19,398,118	0.846
ECONOINVEST CASA DE BOLSA, C.A.	545,000	0.024
ECONOINVEST CASA DE BOLSA, C.A	18,853,118	0.822
GARCIA DE LA CONCHA JOHN	21,433,364	0.934
INVERSIONES 301130	976,890	0.043
INVERSIONES 301130, C.A.	20,456,474	0.892
GARCIA OSCAR	24,073,978	1.049
ACTIVALORES SOCIEDAD DE CORRETAJE	25,000	0.001
ACTIVALORES SOCIEDAD DE CORRETAJE A	24,048,978	1.048
GOMEZ JAILY	23,572,500	1.028
CORPORACIÓN ANDINA DE FOMENTO	23,572,500	1.028
GONZALEZ JACINTA	323,682	0.014
INVERSIONES INVEMA 2000,C.C.	323,682	0.014
GONZALEZ NELLY	503,526,250	21.950
BROWN BROTHERS HARRIMAN & CO	140,000,000	6.103
CLARIDGE, LTD	350,000,000	15.257
INVERSIONES 199, C.A.	400,000	0.017
INVERSIONES 3240, C.A.	107,500	0.005
INVERSIONES CESCARSA, C.A.	300,000	0.013
MAURY DE PAPARONI ALICIA	168,750	0.007
PAPARONI MAURY ALICIA MARIELA	6,200,000	0.270
PAPARONI MAURY CARLOS ENRIQUE JOSE	6,200,000	0.270
PAPARONI MICALE JOSE GAETANO	150,000	0.007

PAPARONI MICALE FERNANDO	2,501,600	0.109
CONSTRUCTORA TRAMONTANA, C.A.	182,400	0.008
INMOBILIARIA ARA, S.A.	33,600	0.001
INVERSIONES 9861680, C.A.	1,600,000	0.070
INVERSIONES VEIQUECE, S.A.	127,600	0.006
PAPARONI SÁNCHEZ GUSTAVO	112,000	0.005
PAPARONI SÁNCHEZ SILVIA	112,000	0.005
PROMOCIONES CATETO, S.A.	200,000	0.009
SÁNCHEZ DE PAPARONI MARIA CRISTINA	112,000	0.005
TÉCNICA ARENAZO, C.A.	22,000	0.001
REZNICEK HANNY	18,394,446	0.802
INVERSIONES TOMHAR, C.A.	18,394,446	0.802
RIVAS RAMON	423,343,438	18.454
BEAR STEARNS SECURITIES CORP.	5,979,771	0.261
FONDO MUTUAL DE VENEZUELA, F.M.I.C.A.	34,042	0.001
FONDO MUTUAL DE VENEZUELA. FONDO MUT	2,675,000	0.117
NATSCUMCO (NOMINEE FOR CITIBANK NA)	414,654,625	18.076
SUBERO DE DELFINO ADA	37,968,458	1.655
DALMA HOLDINGS A.V.V.	4,232,374	0.184
DIANDRA HOLDING A.V.V.	5,617,374	0.245
SUC. DELFINO ARRIENS GUSTAVO S.	231,840	0.010
VILLA ROSA HOLDINGS A.V.V.	22,269.496	0.941
VIRTUOSO HOLDINGS A.V.V.	5,617,374	0.245
Total Represented Shares =>	1,915,163,449	83.485
Quorum Total Shares =>	1,923,203,706	83.836

EL UNIVERSAL

National Journalism Award, Design Mention – SND Excellence Award

Wednesday, October 2, 2002, Caracas, Venezuela – Year XCIII – No.33.488 – Legal

[Letterhead of Manpa]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Subscribed Capital Bs.22,940,094,240.00

Capital Paid-in Bs. 22,940,094,240.00

NOTIFICATION

Shareholders of this company are hereby convened for the **Special Shareholders' Meeting** to be held **at 3:00 p.m., on October 9, 2002** in our premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, with the following purpose:

SOLE ITEM:

Agreeing on an extraordinary cash dividend to be allocated to shareholders and delegating the setting of record dates and payment to shareholders to the Board of Directors.

Shareholders are hereby informed that the documents described herein are available at company premises from the date of publishing the present notification.

Caracas, October 2, 2002.

For the **BOARD OF DIRECTORS**.

CARLOS DELFINO T. President.---

EL NACIONAL

No.21.223

Wednesday, October 2, 2002,

[Letterhead of Manpa]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Subscribed Capital Bs.22,940,094,240.00

Capital Paid-in Bs. 22,940,094,240.00

NOTIFICATION

Shareholders of this company are hereby convened for the **Special Shareholders' Meeting** to be held **at 3:00 p.m., on October 9, 2002** in our premises situated in

Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, with the following purpose:

SOLE ITEM:

Agreeing on an extraordinary cash dividend to be allocated to shareholders and delegating the setting of record dates and payment to shareholders to the Board of Directors.

Shareholders are hereby informed that the documents described herein are available at company premises from the date of publishing the present notification.

Caracas, October 2, 2002.

For the **BOARD OF DIRECTORS**.

CARLOS DELFINO T. President.

Translator's Note:

At the upper right margin of each of the twelve (12) original pages of this document, written in Spanish, there is a wet seal that reads as follows: "National Securities Commission. 02 October 10 AM 8:19. FILE RECEIVED."--------------------------------------

The foregoing is the true and exact translation of the attached document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, October 19th, 2002.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO

JUDITH HERNANDEZ-MORA
CERTIFIED PUBLIC TRANSLATOR

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 40[illegible] - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072
U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A
Teléfono (02) 9012311
Internet: http://www.manpa.com.v

Caracas, 9 de octubre de 2002

Señores
COMISION NACIONAL DE VALORES
Presente

Para su debido conocimiento y fines consiguientes, anexo a la presente les remito los documentos que se relacionan a continuación, correspondientes a la **Asamblea General Extraordinaria de Accionistas** de esta compañía celebrada el día de hoy, a los fines de dar cumplimiento con lo establecido en las Normas Relativas a la Información Periódica u Ocasional que deben suministrar las personas sometidas al control de la Comisión Nacional de Valores:

- Certificación del Acta de Asamblea.
- Avisos publicados en dos (2) diarios de mayor circulación.

Sin otro particular a que hacer referencia, quedo de ustedes.

Atentamente,

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

anexo lo indicado

02 OCT 10 AM 8:19
RECIBIDO

Yo, **CARLOS DELFINO T.**, venezolano, Administrador, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, de este domicilio, inscrita en el Registro de Comercio de esta misma Circunscripción el 31 de marzo de 1950, bajo el N° 379, Tomo 1-B, certifico: que el Acta que a continuación se transcribe es traslado fiel y exacto de su original, Acta de la **Asamblea General Extraordinaria de Accionistas** de fecha **9 de octubre de 2002**, que corre inserta en el Libro de Asambleas de esta compañía, y que copiada textualmente dice así:

"Hoy, **nueve (9) de octubre del dos mil dos (2002)**, siendo las 03:00 p.m., se reunieron los accionistas de **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, que más abajo se indican, en las oficinas de la compañía situadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad de Caracas, con motivo de la convocatoria publicada en los diarios EL NACIONAL y EL UNIVERSAL, de fecha 2 de octubre de 2002, que textualmente dice así: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Capital Autorizado Bs. 45.880.188.480,oo. Capital Suscrito Bs. 22.940.094.240,oo. Capital Pagado Bs. 22.940.094.240,oo. CONVOCATORIA. Se convoca a los señores accionistas de esta compañía para la **Asamblea General Extraordinaria de Accionistas** que se efectuará el día **9 de octubre de 2002, a las 3:00 p.m.**, en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con el objeto siguiente: PUNTO UNICO: Acordar el dividendo extraordinario en efectivo a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas. Se participa a los señores accionistas que los documentos a que se refiere esta convocatoria están a su disposición en las oficinas de la compañía desde la fecha

MANPA

de la publicación de la presente. Caracas, 2 de octubre de 2002. Por la Junta Directiva. CARLOS DELFINO T. Presidente.

ARCHIVO RECIBIDO

A esta reunión concurrieron los accionistas que se nombran al final de esta Acta, los cuales representan **mil novecientos veintitrés millones doscientos tres mil setecientas seis (1.923.203.706) acciones**, o sea, más del **ochentitrés (83 %)** del capital de la compañía, quórum suficiente para realizar la Asamblea. En vista de lo anterior, el Presidente de la Asamblea, Carlos Delfino T., declaró constituida la misma y se procedió a considerar el **Punto Unico de la convocatoria** – la cual fue leída -, o sea, **Acordar el dividendo extraordinario en efectivo a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas**. Tomó la palabra Carlos Delfino T. y leyó la siguiente proposición: Se propone decretar un dividendo extraordinario en efectivo de Cinco Bolívares (Bs. 5,oo) por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades No Distribuidas al 31 de diciembre de 2001, pagadero a los accionistas registrados al quinto día hábil (fecha límite de transacción con beneficio) siguiente de la publicación en dos (2) periódicos de mayor circulación nacional del aviso de dividendos autorizado por la Comisión Nacional de Valores, pagadero a partir del quinto día hábil siguiente a esta última fecha (fecha efectiva de registro del beneficio). Debiendo efectuarse el pago durante el presente año, en una o más porciones.
Igualmente se solicita delegar en la Junta Directiva la fijación de la fecha de registro y pago en la oportunidad señalada.

Sometida a la consideración de la asamblea, la anterior proposición fue aprobada por unanimidad por los accionistas.

MANPA

Por último la Asamblea autorizó a los miembros de la Junta Directiva para que cualquiera de ellos realice la participación correspondiente al Registro Mercantil.

RECIBIDO

No habiendo más de que tratar, se leyó y conformes firman, después del listado, los accionistas presentes."

Certificación que se expide en la ciudad de Caracas, a los nueve (9) días del mes de octubre del año dos mil dos (2.002).

...ACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic CARLOS E. DELFINO T.

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL FECHA : 09/10/2002

SATACORP PAGINA: 1

02 OCT 10 AM 8:19

RECIBIDO

MANUFACTURAS DE PAPEL (MANPA)

Especial

Nombre Accionista			Cant. Acciones	%
ABRAHIM KATOON HAROON				
	Acciones Propias	:=>	10.000	0,000
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	10.000	0,000
ALVAREZ DE RODRIGUEZ HAYDEE JOSEFIN				
	Acciones Propias	:=>	2.598.940	0,113
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	2.598.940	0,113
ALVAREZ VICTOR				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	767.268.761	33,447
	Total Acciones	:=>	767.268.761	33,447
A¤EZ GUSTAVO				
	Acciones Propias	:=>	70.000	0,003
	Acciones Representadas	:=>	73.358.854	3,198
	Total Acciones	:=>	73.428.854	3,201
CACERES FLORES JORGE HERNAN				
	Acciones Propias	:=>	16.697	0,001
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	16.697	0,001
DE LA BASTIDE ALAIN				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	19.398.118	0,846
	Total Acciones	:=>	19.398.118	0,846
DELFINO PARRA ELENA				
	Acciones Propias	:=>	789.172	0,034
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	789.172	0,034
GARCIA DE LA CONCHA JOHN				
	Acciones Propias	:=>	78.750	0,003
	Acciones Representadas	:=>	21.433.364	0,934
	Total Acciones	:=>	21.512.114	0,938
GARCIA OSCAR				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	24.073.978	1,049
	Total Acciones	:=>	24.073.978	1,049
GOMEZ ARRAIZ ROSA ELENA				
	Acciones Propias	:=>	3.438.860	0,150
	Acciones Representadas	:=>	0	0,000

	Total Acciones	:=>	3.438.860	0,150
GOMEZ JAILY				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	23.572.500	1,028
	Total Acciones	:=>	23.572.500	1,028
GONZALEZ JACINTA				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	323.682	0,014
	Total Acciones	:=>	323.682	0,014
GONZALEZ NELLY				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	503.526.250	21,950
	Total Acciones	:=>	503.526.250	21,950
HEREDIA JUAN BAUTISTA				
	Acciones Propias	:=>	45.000	0,002
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	45.000	0,002
PAPARONI MICALE FERNANDO				
	Acciones Propias	:=>	700.000	0,031
	Acciones Representadas	:=>	2.501.600	0,109
	Total Acciones	:=>	3.201.600	0,140
PERDOMO GONZALEZ NESTOR				
	Acciones Propias	:=>	119.238	0,005
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	119.238	0,005
REZNICEK HANNY				
	Acciones Propias	:=>	130.200	0,006
	Acciones Representadas	:=>	18.394.446	0,802
	Total Acciones	:=>	18.524.646	0,808
RIVAS RAMON				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	423.343.438	18,454
	Total Acciones	:=>	423.343.438	18,454
SALAS DELFINO GUILLERMO ALEJANDRO				
	Acciones Propias	:=>	8.400	0,000
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	8.400	0,000
SUBERO DE DELFINO ADA				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	37.968.458	1,655
	Total Acciones	:=>	37.968.458	1,655
TRUM MORONEY JOHN MORONEY				
	Acciones Propias	:=>	25.000	0,001
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	25.000	0,001
ZABALA VELIZ EUNICES JOSEFINA				
	Acciones Propias	:=>	10.000	0,000
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	10.000	0,000

Especial

Total Acciones General :=> 1.923.203.706 83,836

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL FECHA : 09/10/2002

SATACORP PAGINA:

MANUFACTURAS DE PAPEL (MANPA)

Representantes / Apoderados (Detallado)

Nombre Accionista	Cant. Acciones	%
ALVAREZ VICTOR	767.268.761	33,447
BETACAPITAL VALORES, C.A.	162.100	0,007
CARPIO DELFINO MIGUEL ENRIQUE.	229.901	0,010
CARRILLO HERNANDEZ NUBIA MARIA	400	0,000
DELFINO THORMAHLEN ALBERTO JOSE	4.800.000	0,209
DELFINO THORMAHLEN ALEJANDRO	3.135.904	0,137
DELFINO THORMAHLEN CARLOS EDUARDO	5.195.000	0,226
DITTMER MANZANO EGBERT	793.838	0,035
ENTREMENTES, C.A.	20.000	0,001
FIORAVANTI MARINA	207.446	0,009
FUNDACION CARLOS DELFINO	100.511.658	4,381
GOMEZ RUIZ ALFREDO.	50.442	0,002
GOMEZ RUIZ DE ROMERO SYLVIA HELENA	88.452	0,004
GOMEZ-RUIZ RODRIGUEZ GUSTAVO	1.252.072	0,055
GOMEZ-RUIZ SPAGNA ADRIANA (MENOR).	10.500	0,000
INMOBILIARIA LA ONSEDONIA, C.A	5.726.851	0,250
INVERSIONES 218177, C.A.	3.000.000	0,131
INVERSIONES 222, C.A.	1.139.510	0,050
INVERSIONES 2838 C.A	808.900	0,035
INVERSIONES 85735, LTD	144.939.746	6,318
INVERSIONES 935431, C.A.	3.459.960	0,151
INVERSIONES KHAFRE, C.A.	1.821.456	0,079
INVERSIONES PALMIRA C.A.	126	0,000
INVERSIONES TALBOT, C.A.	3.907.906	0,170
LARRAZABAL GONZALEZ EDUARDO ELIAS	119.238	0,005
LLF CAPITALES, C.A.	65.350	0,003
LOVERA VEGAS JUAN ANTONIO	1.411.512	0,062
MADINA INVESTMENTS LTD.	8.569.728	0,374
MILANASA LLC	169.433.930	7,386
RAMIREZ ORTIZ ANGEL JESUS	7.969.873	0,347
RODRIGUEZ DE LOVERA MARIA JOSEFINA	134.200	0,006
ROSQUETE PORCAR DE V. NILDA ESTHER	4.704	0,000
THREE-D INTERNATIONAL MARKETING,INC	189.945.920	8,280
TRAVIESO PASSIOS ALFREDO EDUARDO	280.000	0,012
VETA HOLDINGS A V V	65.175.046	2,841
WHITE SOUL CORP.	42.897.092	1,870
A¤EZ GUSTAVO	73.358.854	3,198
A¤EZ DE HERRERA SUSANA DE LA C.	78.750	0,003
A¤EZ DELFINO ALBERTO ENRIQUE.	3.343	0,000
A¤EZ DELFINO ARNALDO JOSE.	15.246	0,001
A¤EZ DELFINO DE UZCATEGUI ANDREINA	78.750	0,003
A¤EZ DELFINO GUSTAVO ALFREDO.	8.750	0,000
BUSTILLO DE A EZ MARIA VICTORIA	2.121.839	0,092
CONDE DELFINO GUSTAVO EMILIO	682.080	0,030
CONDE DELFINO VALENTINA ISABEL	10.752	0,000
CONDE ROTUNDO EMILIO LUIS	31.668	0,001
DELFINO DE A¥EZ TERESITA	78.750	0,003

DELFINO DE VERNET VIVANNE VALENTINA	84.000	0,004
DELFINO GOMEZ JOSE IGNACIO	5.000	0,000
HERRERA VAN EPS GUSTAVO ROBERTO	39.000	0,002
INVERSIONES 3 DE OCTUBRE, C.A.	815.136	0,036
INVERSIONES GRUPO 21,C.A.	2.612	0,000
INVERSIONES INVERDELGO, C.A.	1.133.172	0,049
INVERSIONES TEDEA C.A. .	1.167.800	0,051
INVERSIONES TEDEA, C.A.	21.800.000	0,950
INVERSORA 3-10-64, C.A.	423.150	0,018
INVERSORA CONDEISA, C.A.	682.080	0,030
SERV.INMOBILIARIOS 13 DE NOVIEMBRE	44.096.976	1,922
DE LA BASTIDE ALAIN	19.398.118	0,846
ECONOINVEST CASA DE BOLSA, C.A.	545.000	0,024
ECONOINVEST CASA DE BOLSA, C.A. .	18.853.118	0,822
GARCIA DE LA CONCHA JOHN	21.433.364	0,934
INVERSIONES 301130	976.890	0,043
INVERSIONES 301130, C.A	20.456.474	0,892
GARCIA OSCAR	24.073.978	1,049
ACTIVALORES SOCIEDAD DE CORRETAJE	25.000	0,001
ACTIVALORES SOCIEDAD DE CORRETAJE A	24.048.978	1,048
GOMEZ JAILY	23.572.500	1,028
CORPORACION ANDINA DE FOMENTO	23.572.500	1,028
GONZALEZ JACINTA	323.682	0,014
INVERSIONES INVEMA 2000, C.A.	323.682	0,014
GONZALEZ NELLY	503.526.250	21,950
BROWN BROTHERS HARRIMAN & CO	140.000.000	6,103
CLARIDGE, LTD.	350.000.000	15,257
INVERSIONES 199, C.A.	400.000	0,017
INVERSIONES 3240, C.A.	107.500	0,005
INVERSIONES CESCARSA, C.A.	300.000	0,013
MAURY DE PAPARONI ALICIA	168.750	0,007
PAPARONI MAURY ALICIA MARIELA.	6.200.000	0,270
PAPARONI MAURY CARLOS HENRIQUE JOSE	6.200.000	0,270
PAPARONI MICALE JOSE GAETANO	150.000	0,007
PAPARONI MICALE FERNANDO	2.501.600	0,109
CONSTRUCTORA TRAMONTANA, C.A.	182.400	0,008
INMOBILIARIA ARA, S.A.	33.600	0,001
INVERSIONES 9861680, C.A.	1.600.000	0,070
INVERSIONES VEIQUEVE, S.A	127.600	0,006
PAPARONI SANCHEZ GUSTAVO	112.000	0,005
PAPARONI SANCHEZ SILVIA	112.000	0,005
PROMOCIONES CATETO, S.A.	200.000	0,009
SANCHEZ DE PAPARONI MARIA CRISTINA	112.000	0,005
TECNICA ARENAZO, C.A	22.000	0,001
REZNICEK HANNY	18.394.446	0,802
INVERSIONES TOMHAR, C.A.	18.394.446	0,802
RIVAS RAMON	423.343.438	18,454
BEAR STEARNS SECURITIES CORP.	5.979.771	0,261
FONDO MUTUAL DE VENEZUELA,F.M.I.C.A	34.042	0,001
FONDO MUTUAL DE VENEZUELA.FONDO MUT	2.675.000	0,117
NATSCUMCO(NOMINEE FOR CITIBANK NA	414.654.625	18,076
SUBERO DE DELFINO ADA	37.968.458	1,655
DALMA HOLDINGS A.V.V.	4.232.374	0,184

DIANDRA HOLDING A.V.V.	5.617.374	0,245
SUC DELFINO ARRIENS GUSTAVO S.	231.840	0,010
VILLA ROSA HOLDINGS A.V.V.	22.269.496	0,971
VIRTUOSO HOLDINGS A.V.V.	5.617.374	0,245
Total Acciones Representadas =>	1.915.163.449	83,485
Total Acciones del Quorum =>	1.923.203.706	83,836

02 OCT 10 AM 8:10
RECIBIDO

EL UNIVERSAL

PREMIO NACIONAL DE PERIODISMO MENCION DISEÑO · PREMIO A LA EXCELENCIA DE LA SND

MIERCOLES 2 DE OCTUBRE DE 2002, CARACAS, VENEZUELA - AÑO XCIII - Nº 33.488 - DEPOSITO LEGAL PP-190901DF43

MANPA

Manufacturas de Papel, C.A. (Manpa) S.A.C.A.

Capital Autorizado	**Bs. 45.880.188.480,oo**
Capital Suscrito	**Bs. 22.940.094.240,oo**
Capital Pagado	**Bs. 22.940.094.240,oo**

CONVOCATORIA

Se convoca a los señores accionistas de esta compañía para la **Asamblea General Extraordinaria de Accionistas** que se efectuará el **día 9 de octubre de 2002, a las 3:00 p.m.**, en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con el objeto siguiente:

PUNTO UNICO:
Acordar el dividendo extraordinario en efectivo a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.

Se participa a los señores accionistas que los documentos a que se refiere esta convocatoria están a su disposición en las oficinas de la compañía desde la fecha de la publicación de la presente.

Caracas, 2 de octubre de 2002

Por **LA JUNTA DIRECTIVA**

CARLOS DELFINO T.
Presidente

EL NACIONAL

Nº 21.223 MIÉRCOLES • 2 DE OCTUBRE DE 2002

MANPA

Manufacturas de Papel, C.A. (Manpa) S.A.C.A.

Capital Autorizado	**Bs. 45.880.188.480,oo**
Capital Suscrito	**Bs. 22.940.094.240,oo**
Capital Pagado	**Bs. 22.940.094.240,oo**

CONVOCATORIA

Se convoca a los señores accionistas de esta compañía para la **Asamblea General Extraordinaria de Accionistas** que se efectuará el **día 9 de octubre de 2002, a las 3:00 p.m.**, en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con el objeto siguiente:

PUNTO UNICO:
Acordar el dividendo extraordinario en efectivo a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.

Se participa a los señores accionistas que los documentos a que se refiere esta convocatoria están a su disposición en las oficinas de la compañía desde la fecha de la publicación de la presente.

Caracas, 2 de octubre de 2002

Por **LA JUNTA DIRECTIVA**

CARLOS DELFINO T.
Presidente

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--

[Letterhead of MANPA]

Caracas, October 9, 2002

Messrs.

President of the

NATIONAL SECURITIES COMMISSION

Your Office.-

This is to inform you that in **Special Shareholders' Meeting** of my principal held on **October 9, 2002** it was agreed to decree an **extraordinary cash dividend of five bolivars (Bs.5.00)** per share, for each of the two thousand two hundred ninety-four million nine thousand four hundred twenty-four (2,294,009,424) shares comprising the current capital stock of this company, with charge against the Undistributed profits account at December 31, 2001 and to delegate setting of registry dates and payment at the Board of Directors, which in meeting No.894 of this same date set forth as record date (limit transaction date with profit) as of October 22, 2002 that corresponds to the fifth business day following the dividend notice to be published in two (2) national newspapers, prior authorization by the National Securities Commission, and the fifth business day following the record date as payment date, that is, from October 29, 2002 (effective record date with profit), in one sole portion.

The present dividend has been submitted to the National Securities Commission for approval or amendment.

We make this participation pursuant to the provisions of the Internal Regulations of the Caracas Stock Exchange.

Sincerely,

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Lic. Carlos Delfino T. (signed) Illegible.

President.

Enclose:

- Model of notification submitted to the consideration of the National Securities Commission.
- Certification of the Minutes of the Board of Directors.
- Certification of the Minutes of Shareholders' Meeting dated 10/9/02.-----------------

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Subscribed Capital Bs.22,940,094,240.00

Capital Paid-in Bs. 22,940,094,240.00

DIVIDEND

Shareholders of this company are hereby informed that the Board of Directors in its meeting No.894 dated October 9, 2002 decided to set the record dates and payment of dividends, giving effect to that approved as of October 9, 2002 by the Special Shareholders' Meeting, which decreed an extraordinary dividend of Five Bolivars (Bs.5.00) per share, for each of the two thousand two hundred ninety-four million nine thousand four hundred twenty-four (2,294,009,424) shares comprising the current capital stock of this company, with charge against the Undistributed profits account at December 31, 2001 corresponding to shareholders registered on the fifth business day following the publication of the notification in two (2) newspapers of major national circulation, that is, on October 22, 2002 (limit transaction date with profit), payable on the fifth business day following that date, that is from October 29, 2002 (effective record

Dividends shall be paid at company premises situated in Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.

The National Securities Commission authorized the present publication by official communication No.CNV-OP_dated (blank) 2002, pursuant to the provisions of Resolution No.159-96 dated July 3, 1996 published on Special Official Gazette No.5.081 dated July 31, 1996.

Caracas, October 15, 2002 (signed) Illegible. ---

I, **CARLOS DELFINO T.**, a Venezuelan citizen, of legal age, of this domicile, bearer of Identity Card No. 3,659,617, proceeding in this act my capacity as Chairman of the Board of Directors of **MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A**. a trading company of this domicile, do hereby certify that: "The Record herein transcribed is a true and exact copy of its original, which is inserted to the Minutes Book of the Board of Directors of my principal, which textually reads as follows:

"**Record No.894**: As of today, the Ninth (9th) day of October of the year Two Thousand Two there gathered at the company headquarters the members of the Board of Directors, namely: Carlos Delfino T., President; Carlos H. Paparoni, Second Vice-President; the Directors: Alfredo Travieso P., Arnaldo Añez D., Nelson Isamit, Elena Delfino, Alberto Delfino T., Angel Ramírez, Fernando Paparoni. Likewise, there were present Alejandro Delfino T., Assistant Director and Executive President as well as Advisors Juan Delfino R. and José Gaetano Paparoni.

1.- The Board of Directors complying with that approved on October 9, 2002 by the Special Shareholders' Meeting that decreed a special cash dividend of five bolivars (Bs.5.00) per share, for each of the two thousand two hundred ninety-four million nine thousand four hundred twenty-four (2,294,009,424) shares comprising the current capital stock of this company, with charge against the Undistributed profits account at December 31, 2001 corresponding to shareholders registered on the fifth business day following the publication of the notification in two (2) newspapers of major national circulation, decided to set October 22, 2002 as record and payment of dividends dates (limit transaction date with profit), payable on the fifth business day following that date, that is from October 29, 2002 (effective record date with profit), in one sole portion,

Dividends shall be paid at company premises situated in Avenida Francisco de Miranda, esquina con Av. El Parque, Tore Country Club, Piso 12, Chacaíto)".

This certification is issued in Caracas on the Ninth (9th) day of October of the year Two Thousand Two.

MANUFACTURAS DE PAPEL C.A.

Carlos Delfino T. (signed) Illegible.

Chairman of the Board of Directors. ---

[Letterhead of MANPA]

I, **CARLOS DELFINO T.**, a Venezuelan citizen, Administrator, of legal age, of this domicile, bearer of Identity Card No. 3,659,617, proceeding in this act my capacity as Chairman of the Board of Directors of **MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A**. of this domicile, registered with the Commercial Registry Office of this same Circuit as of March 31, 1950 under No.379, Volume 1-B, do hereby certify that the Record herein transcribed is a true and exact copy of its original, Minute of Special Shareholders' Meeting, dated October 9, 2002 registered with the Book of Shareholders' Meetings of this company, and which textually transcribed reads as follows: "As of today, the Ninth (9) day of October of the year Two Thousand Two (2002), at 3:00 p.m., there gathered shareholders of **MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A**. who are named below, at the company premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, in this city of Caracas, due to notification published in newspapers El NACIOANL and EL UNIVERSAL, on October 2, 2002 which textually transcribed reads as follows: "MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Authorized Capital Bs.45,880,188,480.00 Subscribed Capital Bs.22,940,094,240.00 Capital Paid-in Bs. 22,940,094,240.00 NOTIFICATION. Shareholders of this company are hereby convened for the **Special Shareholders' Meeting** to be held **at 3:00 p.m., on October 9, 2002** in our premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, with the following purpose: SOLE ITEM: Agreeing on an extraordinary cash dividend to be allocated to shareholders and delegating the setting of record dates and payment to shareholders to the Board of Directors. Shareholders are hereby informed that the

documents described herein are available at company premises from the date of publishing the present notification. Caracas, October 2, 2002. For the BOARD OF DIRECTORS. CARLOS DELFINO T. President.

Shareholders mentioned at the bottom of this Minute attended this meeting, and they represent **one thousand nine hundred twenty-three million two hundred three thousand seven hundred six (1,923,203,706) shares**, that is more than **eighty-three (83%)** percent of the company's capital stock, enough quorum to hold the Meeting. In view of the foregoing, the Chairman of the Board, Carlos Delfino T., declared the Meeting constituted and the Sole Item of the notification was considered and read out, that is: Agreeing on an extraordinary cash dividend to be allocated to shareholders and delegating the setting of record dates and payment to shareholders. Carlos Delfino T. Used his right to speak and read out the following proposal: It is hereby proposed to decree an extraordinary cash dividend of Five Bolivars (Bs.5,00) per share, for each of the Two for each of the two thousand two hundred ninety-four million nine thousand four hundred twenty-four (2,294,009,424) shares comprising the current capital stock of this company, with charge against the Undistributed profits account at December 31, 2001 payable to shareholders registered on the fifth business day (limit transaction date with profit) following publication of notification indicating authorized dividends by the National Securities Commission in two (2) newspapers of major national circulation, payable from the fifth business day following this last date (effective date of recording profit). Payment shall be made during the present year, in one or more portions.

Likewise, it is hereby requested to delegate the setting of record dates and payment in due time.

The shareholders unanimously approved the foregoing proposal, submitted to the consideration of the Meeting.

Lastly, the Meeting authorized the members of the Board of Directors so that any of them may make the corresponding participation with the Commercial Registry.

Having no further matter to discuss, it was sealed, signed and delivered after the list of the attending shareholders."

This certification is issued in the city of Caracas, on the Ninth (9th) day of October of the year Two Thousand Two (2002).

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Lic. Carlos Delfino T., Chariman (signed) Illegible.---

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE:10/9/2002 PAGE: 1

SATACORP

MANUFACTURAS DE PAPEL C.A. (MANPA)

SPECIAL

Shareholder's Name		Number of Shares	%
ABRAHIM KATOON HAROON			
Own shares	: ⇒	10,000	0.000
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	10,000	0.000
ALVAREZ DE RODRÍGUEZ HAYDEE JOSEFIN			
Own shares	: ⇒	2,598,940	0.113
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	2,598,940	0.113
ALVAREZ VICTOR			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	767,268,761	33.447
Total shares	: ⇒	767,268,761	33.447
AÑEZ GUSTAVO			
Own shares	: ⇒	70,000	0.003
Represented shares	: ⇒	73,358,854	3.198
Total shares	: ⇒	73,428,854	3.201
CACERES FLORES JORGE HERNAN			
Own shares	: ⇒	16,697	0.001
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	16,697	0.001

7

DE LA BASTIDE ALAIN			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	19,398,118	0.846
Total shares	: ⇒	19,398,118	0.846
DELFINO PARRA ELENA			
Own shares	: ⇒	789,172	0.034
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	789,172	0.034
GARCIA DE LA CONCHA JOHN			
Own shares	: ⇒	78,750	0.003
Represented shares	: ⇒	21,433,364	0.934
Total shares	: ⇒	21,512,114	0.938
GARCIA OSCAR			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	24,073,978	1.049
Total shares	: ⇒	24,073,978	1.049
GOMEZ ARRAIZ ROSA ELENA			
Own shares	: ⇒	3,438,860	0.150
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	3,438,860	0.150
GOMEZ JAILY			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	23,572,500	1.028
Total shares	: ⇒	23,572,500	1.028
GONZALEZ JACINTA			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	323,682	0.014
Total shares	: ⇒	323,682	0.014

Shareholder's Name		Number of Shares	
GONZALEZ NELLY			
Own shares	: ⇒	0	0.003
Represented shares	: ⇒	503,526,250	21.950
Total shares	: ⇒	503,526,250	21.950
HEREDIA JUAN BAUTISTA			
Own shares	: ⇒	45,000	0.002
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	45,000	0.002
PAPARONI MICALE FERNANDO			
Own shares	: ⇒	700,000	0.031
Represented shares	: ⇒	2,501,600	0.109
Total shares	: ⇒	3,201,600	0.140
PERDOMO GONZALEZ NESTOR			
Own shares	: ⇒	119,238	0.005
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	119,238	0.005
REZNICEK HANNY			
Own shares	: ⇒	130,200	0.006
Represented shares	: ⇒	18,394,446	0.802
Total shares	: ⇒	18,524,646	0.808
RIVAS RAMON			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	423,343,438	18.454
Total shares	: ⇒	423,343,438	18.454
SALAS DELFINO GUILLERMO ALEJANDRO			
Own shares	: ⇒	8,400	0.000
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	8,400	0.000

SUBERO DE DELFINO ADA			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	37,968,458	1.655
Total shares	: ⇒	37,968,458	1.655
TRUM MORONEY JOHN MORONEY			
Own shares	: ⇒	25,000	0.001
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	25,000	0.001
ZABALA VELIZ EUNICES JOSEFINA			
Own shares	: ⇒	10,000	0.000
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	10,000	0.000
Total General Shares: ⇒		1,923,203,706	83.836

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE:10/9/2002 PAGE: 1

SATACORP

MANUFACTURAS DE PAPEL C.A. (MANPA)

Representatives/ True-and-Lawful Attorneys (Detailed)

Shareholder's Name	Number of Shares	%
ALVAREZ VÍCTOR	767,268,761	33.447
BETACAPITAL VALORES, C.A.	162,100	0.007
CARPIO DELFINO MIGUEL ENRIQUE	229,901	0.101
CARRILLO HERNANDEZ NUBIA MARIA	400	0.000
DELFINO THORMAHLEN ALBERTO JOSE	4,800,000	0.209
DELFINO THORMAHLEN ALEJANDRO	3,135,904	0.137
DELFINO THORMAHLEN CARLOS EDUARDO	5,195,000	0.226
DITTMER MANZANO EGBERT	793,838	0.035
ENTREMENTES, C.A.	20,000	0.001
FIORAVANTI MARINA	207,446	0.009

JUDITH X. HERNANDEZ MORA

Shareholder's Name	Number of Shares	%
FUNDACIÓN CARLOS DELFINO	100,511,658	4.381
GOMEZ RUIZ ALFREDO	50,442	0.002
GOMEZ RUIZ DE ROMERO SYLVIA HELENA	88,452	0.004
GOMEZ-RUIZ RODRÍGUEZ GUSTAVO	1,252,072	0.055
GOMEZ-RUIZ SPAGNA ADRIANA (MINOR)	10,500	0.000
INMOBILIARIA LA ONSEDONIA, C.A.	5,726,851	0.250
INVERSIONES 218177, C.A.	3,000,000	0.131
INVERSIONES 222, C.A.	1,139,510	0.050
INVERSIONES 2838 C.A.	808,900	0.035
INVERSIONES 85735, LTD	144,939,746	6.318
INVERSIONES 935431, C.A.	3,459,960	0.151
INVERSIONES KHAFRE, C.A	1,821,456	0.079
INVERSIONES PALMIRA C.A.	126	0.000
INVERSIONES TALBOT, C.A.	3,907,906	0.170
LARRAZABAL GONZALEZ EDUARDO ELIAS	119,238	0.005
LLF CAPITALES, C.A.	65,350	0.003
LOVERA VEGAS JUAN ANTONIO	1,411,512	0.062
MADINA INVESTMENTS LTD.	8,569,728	0.374
MILASA LLC	169,433,930	7.386
RAMIREZ ORTIZ ANGEL JESUS	7,969,873	0.347
RODRÍGUEZ DE LOVERA MARIA JOSEFINA	134,200	0.006
ROSQUETE PORCAR DE V. NILDA ESTHER	4,704	0.000
THREE-D INTERNATIONAL MARKETING, INC	189,945,920	8.280
TRAVIESO PASSIOS ALFREDO EDUARDO	280,000	0.012
VETA HOLDINGS A V V	65,175,046	2.841
WHITE SOUL CORP.	42,897,092	1.870
AÑEZ GUSTAVO	73,358,854	3.198
AÑEA DE HERRERA SUSANA DE LA C.	78,750	0.003

JUDITH K. HERNANDEZ MORA 0000011

Shareholder's Name	Number of Shares	%
AÑEZ DELFINO ALBERTO ENRIQUE	3,343	0.000
AÑEZ DELFINO ARNALDO JOSE	15,246	0.001
AÑEZ DELFINO DE UZCATEGUI ANDREINA	78,750	0.003
AÑEZ DELFINO GUSTAVO ALFREDO	8,750	0.000
BUSTILLO DE AÑEZ MARIA VICTORIA	2,121,839	0.092
CONDE DELFINO GUSTAVO EMILIO	682,080	0.030
CONDE DELFINO VALENTINA ISABEL	10,752	0.000
CONDE ROTUNDO EMILIO LUIS	31,668	0.001
DELFINO DE AÑEZ TERESITA	78,750	0.003
DELFINO DE VERNET VIVANNE VALENTINA	84,000	0.004
DELFINO GOMEZ JOSE IGNACIO	5,000	0.000
HERRERA VAN EPS GUSTAVO ROBERTO	39,000	0.002
INVERSIONES 3 DE OCTUBRE, C.A.	815,136	0.036
INVERSIONES GRUPO 21, C.A.	2,612	0.000
INVERSIONES INVERDELGO, C.A.	1,133,172	0.049
INVERSIONES TEDEA, C.A.	1,167,800	0.051
INVERSIONES TEDEA, C.A.	21,800,000	0.950
INVERSORA 3-10-64, C.A.	423,150	0.018
INVERSORA CONDEISA, C.A	682,080	0.030
SERV. INMOBILIARIOS 13 DE NOVIEMBRE	44,096,976	1.922
DE LA BASTIDE ALAIN	19,398,118	0.846
ECONOINVEST CASA DE BOLSA, C.A.	545,000	0.024
ECONOINVEST CASA DE BOLSA, C.A	18,853,118	0.822
GARCIA DE LA CONCHA JOHN	21,433,364	0.934
INVERSIONES 301130	976,890	0.043
INVERSIONES 301130, C.A.	20,456,474	0.892
GARCIA OSCAR	24,073,978	1.049
ACTIVALORES SOCIEDAD DE CORRETAJE	25,000	0.001

Shareholder's Name	Number of Shares	%
ACTIVALORES SOCIEDAD DE CORRETAJE A	24,048,978	1.048
GOMEZ JAILY	23,572,500	1.028
CORPORACIÓN ANDINA DE FOMENTO	23,572,500	1.028
GONZALEZ JACINTA	323,682	0.014
INVERSIONES INVEMA 2000,C.C.	323,682	0.014
GONZALEZ NELLY	503,526,250	21.950
BROWN BROTHERS HARRIMAN & CO	140,000,000	6.103
CLARIDGE, LTD	350,000,000	15.257
INVERSIONES 199, C.A.	400,000	0.017
INVERSIONES 3240, C.A.	107,500	0.005
INVERSIONES CESCARSA, C.A.	300,000	0.013
MAURY DE PAPARONI ALICIA	168,750	0.007
PAPARONI MAURY ALICIA MARIELA	6,200,000	0.270
PAPARONI MAURY CARLOS ENRIQUE JOSE	6,200,000	0.270
PAPARONI MICALE JOSE GAETANO	150,000	0.007
PAPARONI MICALE FERNANDO	2,501,600	0.109
CONSTRUCTORA TRAMONTANA, C.A.	182,400	0.008
INMOBILIARIA ARA, S.A.	33,600	0.001
INVERSIONES 9861680, C.A.	1,600,000	0.070
INVERSIONES VEIQUECE, S.A.	127,600	0.006
PAPARONI SÁNCHEZ GUSTAVO	112,000	0.005
PAPARONI SÁNCHEZ SILVIA	112,000	0.005
PROMOCIONES CATETO, S.A.	200,000	0.009
SÁNCHEZ DE PAPARONI MARIA CRISTINA	112,000	0.005
TÉCNICA ARENAZO, C.A.	22,000	0.001
REZNICEK HANNY	18,394,446	0.802
INVERSIONES TOMHAR, C.A.	18,394,446	0.802
RIVAS RAMON	423,343,438	18.454

Shareholder's Name	Number of Shares	%
BEAR STEARNS SECURITIES CORP.	5,979,771	0.261
FONDO MUTUAL DE VENEZUELA, F.M.I.C.A.	34,042	0.001
FONDO MUTUAL DE VENEZUELA. FONDO MUT	2,675,000	0.117
NATSCUMCO (NOMINEE FOR CITIBANK NA)	414,654,625	18.076
SUBERO DE DELFINO ADA	37,968,458	1.655
DALMA HOLDINGS A.V.V.	4,232,374	0.184
DIANDRA HOLDING A.V.V.	5,617,374	0.245
SUC. DELFINO ARRIENS GUSTAVO S.	231,840	0.010
VILLA ROSA HOLDINGS A.V.V.	22,269.496	0.941
VIRTUOSO HOLDINGS A.V.V.	5,617,374	0.245
Total Represented Shares =>	1,915,163,449	83.485
Quorum Total Shares =>	1,923,203,706	83.836

The foregoing is the true and exact translation of the attached document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, October 19th, 2002.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

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MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A
Teléfono (02) 9012311
Internet: http://www.manpa.com.v

Caracas, 9 de octubre de 2002

Ciudadano
Presidente de la
BOLSA DE VALORES DE CARACAS
Su Despacho.-

Por medio de la presente les informamos que en la **Asamblea General Extraordinaria de Accionistas** de mi representada celebrada el día **9 de octubre de 2002**, se acordó decretar un **dividendo extraordinario en efectivo de cinco bolívares (Bs. 5,oo)** por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades No Distribuidas al 31 de diciembre de 2001, y delegó la fijación de las fechas de registro y pago en la Junta Directiva, la cual en su reunión N° 894 de esta misma fecha estableció como fecha de registro (fecha límite de transacción con beneficio) el 22 de octubre de 2002, que corresponde al quinto día hábil siguiente de la publicación del aviso del dividendo que se hará en dos (2) periódicos de circulación nacional previa autorización de la Comisión Nacional de Valores, y como fecha de pago el quinto día hábil siguiente a la fecha de registro, es decir, a partir del 29 de octubre de 2002 (fecha efectiva de registro del beneficio), en una única porción.

El presente dividendo ha sido sometido a la consideración de la Comisión Nacional de Valores para su aprobación o modificación.

Participación que hacemos a usted conforme a lo previsto en Reglamento Interno de la Bolsa de Valores de Caracas.

Atentamente,

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

Anexo:
- ✓ Modelo del aviso sometido a la consideración de la Comisión Nacional de Valores
- ✓ Certificación del Acta de Junta Directiva
- ✓ Certificación del Acta de la Asamblea del 9.10.02

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MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A
Teléfono (02) 9012311
Internet: http://www.manpa.com.v

MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.

Capital Autorizado: Bs. 45.880.188.480,oo
Capital Suscrito: Bs. 22.940.094.240,oo
Capital Pagado: Bs. 22.940.094.240,oo

DIVIDENDO

Se participa a los señores accionistas de esta compañía que la Junta Directiva en su reunión N° 894 de fecha 9 de octubre de 2002, decidió establecer las fechas de registro y pago del dividendo, dando cumplimiento con lo aprobado en fecha 9 de octubre de 2002 por la Asamblea General Extraordinaria de Accionistas, que decretó un dividendo extraordinario en efectivo de Cinco Bolívares (Bs. 5,oo) por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades No Distribuidas al 31 de diciembre de 2001, correspondiente a los accionistas registrados al quinto día hábil siguiente a la publicación del aviso en dos (2) periódicos de mayor circulación nacional, es decir el 22 de octubre de 2002 (fecha límite de transacción con beneficio), pagadero al quinto día hábil siguiente a esa fecha, es decir a partir del 29 de octubre de 2002 (fecha efectiva de registro del beneficio), en una única porción.

Los dividendos serán pagados en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.

La presente publicación fue autorizada por la Comisión Nacional de Valores, mediante oficio N° CNV-OP-__ de fecha _______ de 2002, de conformidad con lo establecido en la Resolución N° 159-96 de fecha 3 de julio de 1996, publicada en Gaceta Oficial Extraordinaria N° 5.081 de fecha 31 de julio de 1996.

Caracas, 15 de octubre de 2002

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MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A
Teléfono (02) 9012311
Internet: http://www.manpa.com.v

Yo, **CARLOS DELFINO T.**, venezolano, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL C.A. (MANPA) S.A.C.A.**, sociedad mercantil de este domicilio, **CERTIFICO**: "Que el Acta que a continuación se transcribe parcialmente, es traslado fiel y exacto de su original que corre inserto en el Libro de Actas de la Junta Directiva de mi representada, la cual dice textualmente:

> "**Acta N° 894:** Hoy, nueve (9) de octubre de dos mil dos se reunieron en la sede de la compañía, los miembros de la Junta Directiva, señores: Carlos Delfino T., Presidente; Carlos H. Paparoni, Segundo Vicepresidente; los Directores: Alfredo Travieso P., Arnaldo Añez D., Nelson Isamit, Elena Delfino, Alberto Delfino T., Angel Ramírez, Fernando Paparoni. Igualmente se encontraban presentes Alejandro Delfino T. Director Suplente y Presidente Ejecutivo asi como Juan Delfino R. y José Gaetano Paparoni, Asesores.
>
> 1.- La Junta Directiva dando cumplimiento a lo aprobado en fecha 9 de octubre de 2002 por la Asamblea General Extraordinaria de Accionistas, que decretó un dividendo extraordinario en efectivo de cinco bolívares (Bs. 5,oo) por acción, para cada una de las dos mil doscientas noventa y cuatro millones nueve mil cuatrocientas veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades No Distribuidas al 31 de diciembre de 2001, correspondiente a los accionistas registrados al quinto día hábil siguiente a la publicación del aviso en dos (2) periódicos de mayor circulación nacional, decidió establecer como fechas de registro y pago del dividendo el 22 de octubre de 2002 (fecha límite de transacción con beneficio), pagadero al quinto día hábil siguiente a esa fecha, es decir a partir del 29 de octubre de 2002 (fecha efectiva de registro del beneficio), en una única porción. Los dividendos serán pagados en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto)".

Certificación que expido en Caracas a los nueve (9) días del mes de octubre del año dos mil dos.

MANUFACTURAS DE PAPEL C.A.

CARLOS DELFINO T.
Presidente de la Junta Directiva

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MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A
Teléfono (02) 9012311
Internet: http://www.manpa.com.v

Yo, **CARLOS DELFINO T.**, venezolano, Administrador, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, de este domicilio, inscrita en el Registro de Comercio de esta misma Circunscripción el 31 de marzo de 1950, bajo el N° 379, Tomo 1-B, certifico: que el Acta que a continuación se transcribe es traslado fiel y exacto de su original, Acta de la **Asamblea General Extraordinaria de Accionistas** de fecha **9 de octubre de 2002**, que corre inserta en el Libro de Asambleas de esta compañía, y que copiada textualmente dice así:

"Hoy, **nueve (9) de octubre del dos mil dos (2002)**, siendo las 03:00 p.m., se reunieron los accionistas de **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, que más abajo se indican, en las oficinas de la compañía situadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad de Caracas, con motivo de la convocatoria publicada en los diarios EL NACIONAL y EL UNIVERSAL, de fecha 2 de octubre de 2002, que textualmente dice así: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Capital Autorizado Bs. 45.880.188.480,oo. Capital Suscrito Bs. 22.940.094.240,oo. Capital Pagado Bs. 22.940.094.240,oo. CONVOCATORIA. Se convoca a los señores accionistas de esta compañía para la **Asamblea General Extraordinaria de Accionistas** que se efectuará el día **9 de octubre de 2002, a las 3:00 p.m.**, en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con el objeto siguiente: PUNTO UNICO: Acordar el dividendo extraordinario en efectivo a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas. Se participa a los señores accionistas que los documentos a que se refiere esta convocatoria están a su disposición en las oficinas de la compañía desde la fecha

de la publicación de la presente. Caracas, 2 de octubre de 2002. Por la Junta Directiva. CARLOS DELFINO T. Presidente.

A esta reunión concurrieron los accionistas que se nombran al final de esta Acta, los cuales representan **mil novecientos veintitrés millones doscientos tres mil setecientas seis (1.923.203.706) acciones**, o sea, más del **ochentitrés (83 %)** del capital de la compañía, quórum suficiente para realizar la Asamblea. En vista de lo anterior, el Presidente de la Asamblea, Carlos Delfino T., declaró constituida la misma y se procedió a considerar el **Punto Unico de la convocatoria** – la cual fue leída -, o sea, **Acordar el dividendo extraordinario en efectivo a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas**. Tomó la palabra Carlos Delfino T. y leyó la siguiente proposición: Se propone decretar un dividendo extraordinario en efectivo de Cinco Bolívares (Bs. 5,oo) por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades No Distribuidas al 31 de diciembre de 2001, pagadero a los accionistas registrados al quinto día hábil (fecha límite de transacción con beneficio) siguiente de la publicación en dos (2) periódicos de mayor circulación nacional del aviso de dividendos autorizado por la Comisión Nacional de Valores, pagadero a partir del quinto día hábil siguiente a esta última fecha (fecha efectiva de registro del beneficio). Debiendo efectuarse el pago durante el presente año, en una o más porciones.
Igualmente se solicita delegar en la Junta Directiva la fijación de la fecha de registro y pago en la oportunidad señalada.

Sometida a la consideración de la asamblea, la anterior proposición fue aprobada por unanimidad por los accionistas.

MANPA

Por último la Asamblea autorizó a los miembros de la Junta Directiva para que cualquiera de ellos realice la participación correspondiente al Registro Mercantil.

No habiendo más de que tratar, se leyó y conformes firman, después del listado, los accionistas presentes."

Certificación que se expide en la ciudad de Caracas, a los nueve (9) días del mes de octubre del año dos mil dos (2.002).

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL FECHA : 09/10/2002

SATACORP PAGINA: 1

MANUFACTURAS DE PAPEL (MANPA)

Representantes / Apoderados (Detallado)

Nombre Accionista	Cant. Acciones	%
ALVAREZ VICTOR	767.268.761	33,447
BETACAPITAL VALORES, C.A.	162.100	0,007
CARPIO DELFINO MIGUEL ENRIQUE.	229.901	0,010
CARRILLO HERNANDEZ NUBIA MARIA	400	0,000
DELFINO THORMAHLEN ALBERTO JOSE	4.800.000	0,209
DELFINO THORMAHLEN ALEJANDRO	3.135.904	0,137
DELFINO THORMAHLEN CARLOS EDUARDO	5.195.000	0,226
DITTMER MANZANO EGBERT	793.838	0,035
ENTREMENTES, C.A.	20.000	0,001
FIORAVANTI MARINA	207.446	0,009
FUNDACION CARLOS DELFINO	100.511.658	4,381
GOMEZ RUIZ ALFREDO.	50.442	0,002
GOMEZ RUIZ DE ROMERO SYLVIA HELENA	88.452	0,004
GOMEZ-RUIZ RODRIGUEZ GUSTAVO	1.252.072	0,055
GOMEZ-RUIZ SPAGNA ADRIANA (MENOR).	10.500	0,000
INMOBILIARIA LA ONSEDONIA, C.A	5.726.851	0,250
INVERSIONES 218177, C.A.	3.000.000	0,131
INVERSIONES 222, C.A.	1.139.510	0,050
INVERSIONES 2838 C.A	808.900	0,035
INVERSIONES 85735, LTD	144.939.746	6,318
INVERSIONES 935431, C.A.	3.459.960	0,151
INVERSIONES KHAFRE, C.A.	1.821.456	0,079
INVERSIONES PALMIRA C.A.	126	0,000
INVERSIONES TALBOT, C.A.	3.907.906	0,170
LARRAZABAL GONZALEZ EDUARDO ELIAS	119.238	0,005
LLF CAPITALES, C.A.	65.350	0,003
LOVERA VEGAS JUAN ANTONIO	1.411.512	0,062
MADINA INVESTMENTS LTD.	8.569.728	0,374
MILANASA LLC	169.433.930	7,386
RAMIREZ ORTIZ ANGEL JESUS	7.969.873	0,347
RODRIGUEZ DE LOVERA MARIA JOSEFINA	134.200	0,006
ROSQUETE PORCAR DE V. NILDA ESTHER	4.704	0,000
THREE-D INTERNATIONAL MARKETING,INC	189.945.920	8,280
TRAVIESO PASSIOS ALFREDO EDUARDO	280.000	0,012
VETA HOLDINGS A V V	65.175.046	2,841
WHITE SOUL CORP.	42.897.092	1,870
A¤EZ GUSTAVO	73.358.854	3,198
A¤EZ DE HERRERA SUSANA DE LA C.	78.750	0,003
A¤EZ DELFINO ALBERTO ENRIQUE.	3.343	0,000
A¤EZ DELFINO ARNALDO JOSE.	15.246	0,001
A¤EZ DELFINO DE UZCATEGUI ANDREINA	78.750	0,003
A¤EZ DELFINO GUSTAVO ALFREDO.	8.750	0,000
BUSTILLO DE A EZ MARIA VICTORIA	2.121.839	0,092
CONDE DELFINO GUSTAVO EMILIO	682.080	0,030
CONDE DELFINO VALENTINA ISABEL	10.752	0,000
CONDE ROTUNDO EMILIO LUIS	31.668	0,001
DELFINO DE A¥EZ TERESITA	78.750	0,003

DELFINO DE VERNET VIVANNE VALENTINA	84.000	0,004
DELFINO GOMEZ JOSE IGNACIO	5.000	0,000
HERRERA VAN EPS GUSTAVO ROBERTO	39.000	0,002
INVERSIONES 3 DE OCTUBRE, C.A.	815.136	0,036
INVERSIONES GRUPO 21,C.A.	2.612	0,000
INVERSIONES INVERDELGO, C.A.	1.133.172	0,049
INVERSIONES TEDEA C.A. .	1.167.800	0,051
INVERSIONES TEDEA, C.A.	21.800.000	0,950
INVERSORA 3-10-64, C.A.	423.150	0,018
INVERSORA CONDEISA, C.A.	682.080	0,030
SERV.INMOBILIARIOS 13 DE NOVIEMBRE	44.096.976	1,922
DE LA BASTIDE ALAIN	19.398.118	0,846
ECONOINVEST CASA DE BOLSA, C.A.	545.000	0,024
ECONOINVEST CASA DE BOLSA, C.A. .	18.853.118	0,822
GARCIA DE LA CONCHA JOHN	21.433.364	0,934
INVERSIONES 301130	976.890	0,043
INVERSIONES 301130, C.A	20.456.474	0,892
GARCIA OSCAR	24.073.978	1,049
ACTIVALORES SOCIEDAD DE CORRETAJE	25.000	0,001
ACTIVALORES SOCIEDAD DE CORRETAJE A	24.048.978	1,048
GOMEZ JAILY	23.572.500	1,028
CORPORACION ANDINA DE FOMENTO	23.572.500	1,028
GONZALEZ JACINTA	323.682	0,014
INVERSIONES INVEMA 2000, C.A.	323.682	0,014
GONZALEZ NELLY	503.526.250	21,950
BROWN BROTHERS HARRIMAN & CO	140.000.000	6,103
CLARIDGE, LTD.	350.000.000	15,257
INVERSIONES 199, C.A.	400.000	0,017
INVERSIONES 3240, C.A.	107.500	0,005
INVERSIONES CESCARSA, C.A.	300.000	0,013
MAURY DE PAPARONI ALICIA	168.750	0,007
PAPARONI MAURY ALICIA MARIELA.	6.200.000	0,270
PAPARONI MAURY CARLOS HENRIQUE JOSE	6.200.000	0,270
PAPARONI MICALE JOSE GAETANO	150.000	0,007
PAPARONI MICALE FERNANDO	2.501.600	0,109
CONSTRUCTORA TRAMONTANA, C.A.	182.400	0,008
INMOBILIARIA ARA, S.A.	33.600	0,001
INVERSIONES 9861680, C.A.	1.600.000	0,070
INVERSIONES VEIQUEVE, S.A	127.600	0,006
PAPARONI SANCHEZ GUSTAVO	112.000	0,005
PAPARONI SANCHEZ SILVIA	112.000	0,005
PROMOCIONES CATETO, S.A.	200.000	0,009
SANCHEZ DE PAPARONI MARIA CRISTINA	112.000	0,005
TECNICA ARENAZO, C.A	22.000	0,001
REZNICEK HANNY	18.394.446	0,802
INVERSIONES TOMHAR, C.A.	18.394.446	0,802
RIVAS RAMON	423.343.438	18,454
BEAR STEARNS SECURITIES CORP.	5.979.771	0,261
FONDO MUTUAL DE VENEZUELA,F.M.I.C.A	34.042	0,001
FONDO MUTUAL DE VENEZUELA.FONDO MUT	2.675.000	0,117
NATSCUMCO(NOMINEE FOR CITIBANK NA	414.654.625	18,076
SUBERO DE DELFINO ADA	37.968.458	1,655
DALMA HOLDINGS A.V.V.	4.232.374	0,184

DIANDRA HOLDING A.V.V.	5.617.374	0,245
SUC DELFINO ARRIENS GUSTAVO S.	231.840	0,010
VILLA ROSA HOLDINGS A.V.V.	22.269.496	0,971
VIRTUOSO HOLDINGS A.V.V.	5.617.374	0,245
Total Acciones Representadas =>	1.915.163.449	83,485
Total Acciones del Quorum =>	1.923.203.706	83,836

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL FECHA : 09/10/2002

SATACORP PAGINA: 1

MANUFACTURAS DE PAPEL (MANPA)

Presentes

Nombre Accionista	Cant. Acciones	%
A EZ DELFINO GUSTAVO ALFREDO	70.000	0,003
ABRAHIM KATOON HAROON	10.000	0,000
ALVAREZ DE RODRIGUEZ HAYDEE JOSEFIN	2.598.940	0,113
CACERES FLORES JORGE HERNAN	16.697	0,001
DELFINO PARRA ELENA	148.682	0,006
DELFINO PARRA ELENA MARGARITA.	640.490	0,028
ELLIS GARCIA DE LA CONCHA JOHN	78.750	0,003
GOMEZ ARRAIZ ROSA ELENA	3.438.860	0,150
HEREDIA JUAN BAUTISTA	45.000	0,002
PAPARONI MICALE FERNANDO	21.000	0,001
PAPARONI MICALE FERNANDO CESAR.	679.000	0,030
PERDOMO GONZALEZ NESTOR	119.238	0,005
REZNICEK WEIRAUCHOVA HANY	130.200	0,006
SALAS DELFINO GUILLERMO ALEJANDRO	8.400	0,000
TRUM MORONEY JOHN MORONEY	25.000	0,001
ZABALA VELIZ EUNICES JOSEFINA	10.000	0,000
Total Acciones Representadas =>	8.040.257	0,350
Total Acciones del Quorum =>	1.923.203.706	83,836

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL — FECHA : 09/10/2002

SATACORP — PAGINA: 1

MANUFACTURAS DE PAPEL (MANPA)

Especial

Nombre Accionista			Cant. Acciones	%
ABRAHIM KATOON HAROON				
	Acciones Propias	:=>	10.000	0,000
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	10.000	0,000
ALVAREZ DE RODRIGUEZ HAYDEE JOSEFIN				
	Acciones Propias	:=>	2.598.940	0,113
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	2.598.940	0,113
ALVAREZ VICTOR				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	767.268.761	33,447
	Total Acciones	:=>	767.268.761	33,447
A¤EZ GUSTAVO				
	Acciones Propias	:=>	70.000	0,003
	Acciones Representadas	:=>	73.358.854	3,198
	Total Acciones	:=>	73.428.854	3,201
CACERES FLORES JORGE HERNAN				
	Acciones Propias	:=>	16.697	0,001
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	16.697	0,001
DE LA BASTIDE ALAIN				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	19.398.118	0,846
	Total Acciones	:=>	19.398.118	0,846
DELFINO PARRA ELENA				
	Acciones Propias	:=>	789.172	0,034
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	789.172	0,034
GARCIA DE LA CONCHA JOHN				
	Acciones Propias	:=>	78.750	0,003
	Acciones Representadas	:=>	21.433.364	0,934
	Total Acciones	:=>	21.512.114	0,938
GARCIA OSCAR				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	24.073.978	1,049
	Total Acciones	:=>	24.073.978	1,049
GOMEZ ARRAIZ ROSA ELENA				
	Acciones Propias	:=>	3.438.860	0,150
	Acciones Representadas	:=>	0	0,000

	Total Acciones	:=>	3.438.860	0,150
GOMEZ JAILY				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	23.572.500	1,028
	Total Acciones	:=>	23.572.500	1,028
GONZALEZ JACINTA				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	323.682	0,014
	Total Acciones	:=>	323.682	0,014
GONZALEZ NELLY				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	503.526.250	21,950
	Total Acciones	:=>	503.526.250	21,950
HEREDIA JUAN BAUTISTA				
	Acciones Propias	:=>	45.000	0,002
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	45.000	0,002
PAPARONI MICALE FERNANDO				
	Acciones Propias	:=>	700.000	0,031
	Acciones Representadas	:=>	2.501.600	0,109
	Total Acciones	:=>	3.201.600	0,140
PERDOMO GONZALEZ NESTOR				
	Acciones Propias	:=>	119.238	0,005
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	119.238	0,005
REZNICEK HANNY				
	Acciones Propias	:=>	130.200	0,006
	Acciones Representadas	:=>	18.394.446	0,802
	Total Acciones	:=>	18.524.646	0,808
RIVAS RAMON				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	423.343.438	18,454
	Total Acciones	:=>	423.343.438	18,454
SALAS DELFINO GUILLERMO ALEJANDRO				
	Acciones Propias	:=>	8.400	0,000
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	8.400	0,000
SUBERO DE DELFINO ADA				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	37.968.458	1,655
	Total Acciones	:=>	37.968.458	1,655
TRUM MORONEY JOHN MORONEY				
	Acciones Propias	:=>	25.000	0,001
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	25.000	0,001
ZABALA VELIZ EUNICES JOSEFINA				
	Acciones Propias	:=>	10.000	0,000
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	10.000	0,000

Total Acciones General :=> 1.923.203.706 83,836

INTERPRETE PUBLICO
REPUBLICA DE VENEZUELA
JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--

[Letterhead of MANPA]

Caracas, October 9, 2002

Messrs.

President of the

NATIONAL SECURITIES COMMISSION

Your Office.-

This is to inform you that in **Special Shareholders' Meeting** of my principal held on **October 9, 2002** it was agreed to decree an **extraordinary cash dividend of five bolivars (Bs.5.00)** per share, for each of the two thousand two hundred ninety-four million nine thousand four hundred twenty-four (2,294,009,424) shares comprising the current capital stock of this company, with charge against the Undistributed profits account at December 31, 2001 and to delegate setting of registry dates and payment at the Board of Directors, which in meeting No.894 of this same date set forth as record date (limit transaction date with profit) as of October 22, 2002 that corresponds to the fifth business day following the dividend notice to be published in two (2) national newspapers, prior authorization by the National Securities Commission, and the fifth business day following the record date as payment date, that is, from October 29, 2002

For the purposes of obtaining authorization from that organization, we enclose hereto notice of the decree of an extraordinary cash dividend of five bolivars (BS.5.00) per share.

We make this participation in compliance with the provisions of Ordinal 2nd., Article 4 of the "Standards Related Periodical or Occasional Financial Information to be submitted by Companies which Securities are with the National Securities Registry."

Sincerely,

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Lic. Carlos Delfino T. (signed) Illegible.

President.

Enclose:

- Model of notification.
- Certification of the Minutes of the Board of Directors.
- Certification of the Minutes of Shareholders' Meeting of October 9, 2002.
- Balances 2001 and Statements of Flows in Equity Accounts, Not Consolidated.---

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Subscribed Capital Bs.22,940,094,240.00

Capital Paid-in Bs. 22,940,094,240.00

DIVIDEND

Shareholders of this company are hereby informed that the Board of Directors in its meeting No.894 dated October 9, 2002 decided to set the record dates and payment of dividends, giving effect to that approved as of October 9, 2002 by the Special Shareholders' Meeting, which decreed an extraordinary dividend of Five Bolivars (Bs.5.00) per share, for each of the two thousand two hundred ninety-four million nine thousand four hundred twenty-four (2,294,009,424) shares comprising the current capital stock of this company, with charge against the Undistributed profits account at December 31, 2001 corresponding to shareholders registered on the fifth business day following the publication of the notification in two (2) newspapers of major national circulation, that is, on October 22, 2002 (limit transaction date with profit), payable on the

fifth business day following that date, that is from October 29, 2002 (effective record date with profit), in one sole portion.

Dividends shall be paid at company premises situated in Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.

The National Securities Commission authorized the present publication by official communication No.CNV-OP_dated (blank) 2002, pursuant to the provisions of Resolution No.159-96 dated July 3, 1996 published on Special Official Gazette No.5.081 dated July 31, 1996.

Caracas, October 15, 2002 (signed) Illegible. ---

I, **CARLOS DELFINO T.**, a Venezuelan citizen, of legal age, of this domicile, bearer of Identity Card No. 3,659,617, proceeding in this act my capacity as Chairman of the Board of Directors of **MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.** a trading company of this domicile, do hereby certify that: "The Record herein transcribed is a true and exact copy of its original, which is inserted to the Minutes Book of the Board of Directors of my principal, which textually reads as follows:

"**Record No.894**: As of today, the Ninth (9th) day of October of the year Two Thousand Two there gathered at the company headquarters the members of the Board of Directors, namely: Carlos Delfino T., President; Carlos H. Paparoni, Second Vice-President; the Directors: Alfredo Travieso P., Arnaldo Añez D., Nelson Isamit, Elena Delfino, Alberto Delfino T., Angel Ramírez, Fernando Paparoni. Likewise, there were present Alejandro Delfino T., Assistant Director and Executive President as well as Advisors Juan Delfino R. and José Gaetano Paparoni.

1.- The Board of Directors complying with that approved on October 9, 2002 by the Special Shareholders' Meeting that decreed a special cash dividend of five bolivars (Bs.5.00) per share, for each of the two thousand two hundred ninety-four million nine thousand four hundred twenty-four (2,294,009,424) shares comprising the current capital stock of this company, with charge against the Undistributed profits account at December 31, 2001 corresponding to shareholders registered on the fifth business day following the publication of the notification in two (2) newspapers of major national circulation, decided to set October 22, 2002 as record and payment of dividends dates

PU4LICO JUDITH X. HERNANDEZ MORA

(limit transaction date with profit), payable on the fifth business day following that date, that is from October 29, 2002 (effective record date with profit), in one sole portion. Dividends shall be paid at company premises situated in Avenida Francisco de Miranda, esquina con Av. El Parque, Tore Country Club, Piso 12, Chacaíto)".

This certification is issued in Caracas on the Ninth (9th) day of October of the year Two Thousand Two.

MANUFACTURAS DE PAPEL C.A.

Carlos Delfino T. (signed) Illegible.

Chairman of the Board of Directors. ---

[Letterhead of MANPA]

I, **CARLOS DELFINO T.**, a Venezuelan citizen, Administrator, of legal age, of this domicile, bearer of Identity Card No. 3,659,617, proceeding in this act my capacity as Chairman of the Board of Directors of **MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.** of this domicile, registered with the Commercial Registry Office of this same Circuit as of March 31, 1950 under No.379, Volume 1-B, do hereby certify that the Record herein transcribed is a true and exact copy of its original, Minute of Special Shareholders' Meeting, dated October 9, 2002 registered with the Book of Shareholders' Meetings of this company, and which textually transcribed reads as follows: "As of today, the Ninth (9) day of October of the year Two Thousand Two (2002), at 3:00 p.m., there gathered shareholders of **MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.** who are named below, at the company premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, in this city of Caracas, due to notification published in newspapers El NACIOANL and EL UNIVERSAL, on October 2, 2002 which textually transcribed reads as follows: "MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Authorized Capital Bs.45,880,188,480.00 Subscribed Capital Bs.22,940,094,240.00 Capital Paid-in Bs. 22,940,094,240.00 NOTIFICATION. Shareholders of this company are hereby convened for the **Special Shareholders' Meeting** to be held **at 3:00 p.m., on October 9, 2002** in our premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, with the following purpose: SOLE ITEM: Agreeing on an extraordinary cash dividend to be

allocated to shareholders and delegating the setting of record dates and payment to shareholders to the Board of Directors. Shareholders are hereby informed that the documents described herein are available at company premises from the date of publishing the present notification. Caracas, October 2, 2002. For the BOARD OF DIRECTORS. CARLOS DELFINO T. President.

Shareholders mentioned at the bottom of this Minute attended this meeting, and they represent **one thousand nine hundred twenty-three million two hundred three thousand seven hundred six (1,923,203,706) shares**, that is more than **eighty-three (83%)** percent of the company's capital stock, enough quorum to hold the Meeting. In view of the foregoing, the Chairman of the Board, Carlos Delfino T., declared the Meeting constituted and the Sole Item of the notification was considered and read out, that is: Agreeing on an extraordinary cash dividend to be allocated to shareholders and delegating the setting of record dates and payment to shareholders. Carlos Delfino T. Used his right to speak and read out the following proposal: It is hereby proposed to decree an extraordinary cash dividend of Five Bolivars (Bs.5,00) per share, for each of the Two for each of the two thousand two hundred ninety-four million nine thousand four hundred twenty-four (2,294,009,424) shares comprising the current capital stock of this company, with charge against the Undistributed profits account at December 31, 2001 payable to shareholders registered on the fifth business day (limit transaction date with profit) following publication of notification indicating authorized dividends by the National Securities Commission in two (2) newspapers of major national circulation, payable from the fifth business day following this last date (effective date of recording profit). Payment shall be made during the present year, in one or more portions.

Likewise, it is hereby requested to delegate the setting of record dates and payment in due time.

The shareholders unanimously approved the foregoing proposal, submitted to the consideration of the Meeting.

Lastly, the Meeting authorized the members of the Board of Directors so that any of them may make the corresponding participation with the Commercial Registry.

PUBLICO
JUDITH X. HERNANDEZ MORA

Having no further matter to discuss, it was sealed, signed and delivered after the list of the attending shareholders."

This certification is issued in the city of Caracas, on the Ninth (9th) day of October of the year Two Thousand Two (2002).

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Lic. Carlos Delfino T., Chariman (signed) Illegible.--

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE:10/9/2002 PAGE: 1

SATACORP

MANUFACTURAS DE PAPEL C.A. (MANPA)

Representatives/ True-and-Lawful Attorneys (Detailed)

Shareholder's Name	Number of Shares	%
ALVAREZ VÍCTOR	767,268,761	33.447
BETACAPITAL VALORES, C.A.	162,100	0.007
CARPIO DELFINO MIGUEL ENRIQUE	229,901	0.101
CARRILLO HERNANDEZ NUBIA MARIA	400	0.000
DELFINO THORMAHLEN ALBERTO JOSE	4,800,000	0.209
DELFINO THORMAHLEN ALEJANDRO	3,135,904	0.137
DELFINO THORMAHLEN CARLOS EDUARDO	5,195,000	0.226
DITTMER MANZANO EGBERT	793,838	0.035
ENTREMENTES, C.A.	20,000	0.001
FIORAVANTI MARINA	207,446	0.009
FUNDACIÓN CARLOS DELFINO	100,511,658	4.381
GOMEZ RUIZ ALFREDO	50,442	0.002
GOMEZ RUIZ DE ROMERO SYLVIA HELENA	88,452	0.004
GOMEZ-RUIZ RODRÍGUEZ GUSTAVO	1,252,072	0.055
GOMEZ-RUIZ SPAGNA ADRIANA (MINOR)	10,500	0.000
INMOBILIARIA LA ONSEDONIA, C.A.	5,726,851	0.250
INVERSIONES 218177, C.A.	3,000,000	0.131
INVERSIONES 222, C.A.	1,139,510	0.050

INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

Shareholder's Name	Number of Shares	
INVERSIONES 2838 C.A.	808,900	0.035
INVERSIONES 85735, LTD	144,939,746	6.318
INVERSIONES 935431, C.A.	3,459,960	0.151
INVERSIONES KHAFRE, C.A	1,821,456	0.079
INVERSIONES PALMIRA C.A.	126	0.000
INVERSIONES TALBOT, C.A.	3,907,906	0.170
LARRAZABAL GONZALEZ EDUARDO ELIAS	119,238	0.005
LLF CAPITALES, C.A.	65,350	0.003
LOVERA VEGAS JUAN ANTONIO	1,411,512	0.062
MADINA INVESTMENTS LTD.	8,569,728	0.374
MILASA LLC	169,433,930	7.386
RAMIREZ ORTIZ ANGEL JESUS	7,969,873	0.347
RODRÍGUEZ DE LOVERA MARIA JOSEFINA	134,200	0.006
ROSQUETE PORCAR DE V. NILDA ESTHER	4,704	0.000
THREE-D INTERNATIONAL MARKETING, INC	189,945,920	8.280
TRAVIESO PASSIOS ALFREDO EDUARDO	280,000	0.012
VETA HOLDINGS A V V	65,175,046	2.841
WHITE SOUL CORP.	42,897,092	1.870
AÑEZ GUSTAVO	73,358,854	3.198
AÑEA DE HERRERA SUSANA DE LA C.	78,750	0.003
AÑEZ DELFINO ALBERTO ENRIQUE	3,343	0.000
AÑEZ DELFINO ARNALDO JOSE	15,246	0.001
AÑEZ DELFINO DE UZCATEGUI ANDREINA	78,750	0.003
AÑEZ DELFINO GUSTAVO ALFREDO	8,750	0.000
BUSTILLO DE AÑEZ MARIA VICTORIA	2,121,839	0.092
CONDE DELFINO GUSTAVO EMILIO	682,080	0.030
CONDE DELFINO VALENTINA ISABEL	10,752	0.000
CONDE ROTUNDO EMILIO LUIS	31,668	0.001

Shareholder's Name	Number of Shares	%
DELFINO DE AÑEZ TERESITA	78,750	0.003
DELFINO DE VERNET VIVANNE VALENTINA	84,000	0.004
DELFINO GOMEZ JOSE IGNACIO	5,000	0.000
HERRERA VAN EPS GUSTAVO ROBERTO	39,000	0.002
INVERSIONES 3 DE OCTUBRE, C.A.	815,136	0.036
INVERSIONES GRUPO 21, C.A.	2,612	0.000
INVERSIONES INVERDELGO, C.A.	1,133,172	0.049
INVERSIONES TEDEA, C.A.	1,167,800	0.051
INVERSIONES TEDEA, C.A.	21,800,000	0.950
INVERSORA 3-10-64, C.A.	423,150	0.018
INVERSORA CONDEISA, C.A	682,080	0.030
SERV. INMOBILIARIOS 13 DE NOVIEMBRE	44,096,976	1.922
DE LA BASTIDE ALAIN	19,398,118	0.846
ECONOINVEST CASA DE BOLSA, C.A.	545,000	0.024
ECONOINVEST CASA DE BOLSA, C.A	18,853,118	0.822
GARCIA DE LA CONCHA JOHN	21,433,364	0.934
INVERSIONES 301130	976,890	0.043
INVERSIONES 301130, C.A.	20,456,474	0.892
GARCIA OSCAR	24,073,978	1.049
ACTIVALORES SOCIEDAD DE CORRETAJE	25,000	0.001
ACTIVALORES SOCIEDAD DE CORRETAJE A	24,048,978	1.048
GOMEZ JAILY	23,572,500	1.028
CORPORACIÓN ANDINA DE FOMENTO	23,572,500	1.028
GONZALEZ JACINTA	323,682	0.014
INVERSIONES INVEMA 2000,C.C.	323,682	0.014
GONZALEZ NELLY	503,526,250	21.950
BROWN BROTHERS HARRIMAN & CO	140,000,000	6.103
CLARIDGE, LTD	350,000,000	15.257

Shareholder's Name	Number of Shares	%
INVERSIONES 199, C.A.	400,000	0.017
INVERSIONES 3240, C.A.	107,500	0.005
INVERSIONES CESCARSA, C.A.	300,000	0.013
MAURY DE PAPARONI ALICIA	168,750	0.007
PAPARONI MAURY ALICIA MARIELA	6,200,000	0.270
PAPARONI MAURY CARLOS ENRIQUE JOSE	6,200,000	0.270
PAPARONI MICALE JOSE GAETANO	150,000	0.007
PAPARONI MICALE FERNANDO	2,501,600	0.109
CONSTRUCTORA TRAMONTANA, C.A.	182,400	0.008
INMOBILIARIA ARA, S.A.	33,600	0.001
INVERSIONES 9861680, C.A.	1,600,000	0.070
INVERSIONES VEIQUECE, S.A.	127,600	0.006
PAPARONI SÁNCHEZ GUSTAVO	112,000	0.005
PAPARONI SÁNCHEZ SILVIA	112,000	0.005
PROMOCIONES CATETO, S.A.	200,000	0.009
SÁNCHEZ DE PAPARONI MARIA CRISTINA	112,000	0.005
TÉCNICA ARENAZO, C.A.	22,000	0.001
REZNICEK HANNY	18,394,446	0.802
INVERSIONES TOMHAR, C.A.	18,394,446	0.802
RIVAS RAMON	423,343,438	18.454
BEAR STEARNS SECURITIES CORP.	5,979,771	0.261
FONDO MUTUAL DE VENEZUELA, F.M.I.C.A.	34,042	0.001
FONDO MUTUAL DE VENEZUELA. FONDO MUT	2,675,000	0.117
NATSCUMCO (NOMINEE FOR CITIBANK NA)	414,654,625	18.076
SUBERO DE DELFINO ADA	37,968,458	1.655
DALMA HOLDINGS A.V.V.	4,232,374	0.184
DIANDRA HOLDING A.V.V.	5,617,374	0.245
SUC. DELFINO ARRIENS GUSTAVO S.	231,840	0.010

Shareholder's Name	Number of Shares	%
VILLA ROSA HOLDINGS A.V.V.	22,269.496	0.941
VIRTUOSO HOLDINGS A.V.V.	5,617,374	0.245
Total Represented Shares =>	1,915,163,449	83.485
Quorum Total Shares =>	1,923,203,706	83.836

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE:10/9/2002 PAGE: 1

SATACORP

MANUFACTURAS DE PAPEL C.A. (MANPA)

SPECIAL

Shareholder's Name		Number of Shares	%
ABRAHIM KATOON HAROON			
Own shares	: ⇒	10,000	0.000
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	10,000	0.000
ALVAREZ DE RODRÍGUEZ HAYDEE JOSEFIN			
Own shares	: ⇒	2,598,940	0.113
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	2,598,940	0.113
ALVAREZ VICTOR			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	767,268,761	33.447
Total shares	: ⇒	767,268,761	33.447
AÑEZ GUSTAVO			
Own shares	: ⇒	70,000	0.003
Represented shares	: ⇒	73,358,854	3.198
Total shares	: ⇒	73,428,854	3.201

INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

Shareholder's Name		Number of Shares	
CACERES FLORES JORGE HERNAN			
Own shares	: ⇒	16,697	0.001
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	16,697	0.001
DE LA BASTIDE ALAIN			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	19,398,118	0.846
Total shares	: ⇒	19,398,118	0.846
DELFINO PARRA ELENA			
Own shares	: ⇒	789,172	0.034
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	789,172	0.034
GARCIA DE LA CONCHA JOHN			
Own shares	: ⇒	78,750	0.003
Represented shares	: ⇒	21,433,364	0.934
Total shares	: ⇒	21,512,114	0.938
GARCIA OSCAR			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	24,073,978	1.049
Total shares	: ⇒	24,073,978	1.049
GOMEZ ARRAIZ ROSA ELENA			
Own shares	: ⇒	3,438,860	0.150
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	3,438,860	0.150
GOMEZ JAILY			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	23,572,500	1.028
Total shares	: ⇒	23,572,500	1.028

Shareholder's Name		Number of Shares	%
GONZALEZ JACINTA			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	323,682	0.014
Total shares	: ⇒	323,682	0.014
GONZALEZ NELLY			
Own shares	: ⇒	0	0.003
Represented shares	: ⇒	503,526,250	21.950
Total shares	: ⇒	503,526,250	21.950
HEREDIA JUAN BAUTISTA			
Own shares	: ⇒	45,000	0.002
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	45,000	0.002
PAPARONI MICALE FERNANDO			
Own shares	: ⇒	700,000	0.031
Represented shares	: ⇒	2,501,600	0.109
Total shares	: ⇒	3,201,600	0.140
PERDOMO GONZALEZ NESTOR			
Own shares	: ⇒	119,238	0.005
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	119,238	0.005
REZNICEK HANNY			
Own shares	: ⇒	130,200	0.006
Represented shares	: ⇒	18,394,446	0.802
Total shares	: ⇒	18,524,646	0.808
RIVAS RAMON			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	423,343,438	18.454
Total shares	: ⇒	423,343,438	18.454

JUDITH X. HERNANDEZ MOR

Shareholder's Name		Number of Shares	%
SALAS DELFINO GUILLERMO ALEJANDRO			
Own shares	: ⇒	8,400	0.000
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	8,400	0.000
SUBERO DE DELFINO ADA			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	37,968,458	1.655
Total shares	: ⇒	37,968,458	1.655
TRUM MORONEY JOHN MORONEY			
Own shares	: ⇒	25,000	0.001
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	25,000	0.001
ZABALA VELIZ EUNICES JOSEFINA			
Own shares	: ⇒	10,000	0.000
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	10,000	0.000
Total General Shares: ⇒		1,923,203,706	83.836

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE:10/9/2002 PAGE: 1

SATACORP

MANUFACTURAS DE PAPEL (MANPA)

Attendees

Shareholder's Name	Number of Shares	%
A EZ DELFINO GUSTAVO ALFREDO	70,000	0.003
ABRAHIM KATOON AARÓN	10,000	0.000
ALVAREZ DE RODRÍGUEZ HAYDEE JOSEFIN	2,598,940	0.113
CACERES FLORES JORGE HERNAN	16,697	0.001

DELFINO PARRA ELENA	148,682	0.006
DELFINO PARRA ELENA MARGARITA	640,490	0.028
ELLIS GARCIA DE LA CONCHA JOHN	78,750	0.003
GOMEZ ARRAIZ ROSA ELENA	3,438,860	0.150
HEREDIA JUAN BAUTISTA	45,000	0.002
PAPARONI MICALE FERNANDO	21,000	0.001
PAPARONI MICALE FERNANDO CESAR	679,000	0.030
PERDOMO GONZALEZ NESTOR	119,238	0.005
REZNICEK WEIRAUCHOVA HANY	130,200	0.006
SALAS DELFINO GUILLERMO ALEJANDRO	8,400	0.000
TRUM MORONEY JOHN MORONEY	25,000	0.001
ZABALA VELIZ EUNICES JOSEFINA	10,000	0.000
Total Represented Shares =>	8,040,257	0.350
Quorum Total Shares =>	1,923,203,706	83.836

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

BALANCE SHEETS, DECEMBER 31, 2001

RESTATED IN CONSTANT BOLIVARS AT DECEMBER 31, 2001

(Stated in thousands of bolivars)

ASSETS

CURRENT ASSETS:

Cash	6,913,593
	6,913,593
Bills and accounts receivable, net	36,445,380
Advances to suppliers	1,463,996
Inventory – net	22,284,379
Expenses paid in advance	187,425
Dividends receivable	970,000
Other current assets - net	16,151,991
Total current assets	84,416,764
LONG-TERM SPARE PARTS INVENTORY	1,897,330

INVESTMENTS IN AFFILIATES, Net	3,362,832
PROPERTY, PLANT AND EQUIPMENT, Net	224,557,649
DIFFERED CHARGES AND OTHER ASSETS, Net	2,330,132
TOTAL	316,564,707
EQUITY AND LIABILITIES	
CURRENT LIABILITIES:	
Promissory Notes and bank overdrafts	467,673
Current portion of long-term loans	7,164,717
Current portion of issued current obligations	4,690,800
Documents payable	2,862,844
Accounts payable	24,007,286
Accrued expenses payable	3,020,071
Taxes payable	371,086
Total current liabilities	42,584,477
LONG-TERM LOANS	8,405,000
PROVISION FOR SEVERANCE BENEFITS	4,647,009
OTHER LIABILITIES AND DEFERRED CREDITS	52,056
Total liabilities	55,688,542
EQUITY	
Capital stock	22,940,094
Capital stock updating	46,692,596
Net balance for future capitalization	119,593,551
Accrued result for translation from foreign subsidiary	200,063
Retained earnings:	
Legal reserve	6,963,269
Undistributed	31,576,242
Results from holding of non-monetary assets	32,910,350
Total	260,876,165

INTERPRETE PUBLICO

Translator's Note: At the upper margin there is a wet seal that reads as follows: "National Securities Commission. 02 May-9. 10:25. National Securities Registry. Received."--

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED STATE OF EARNINGS

FOR THE YEAR ENDED AT DECEMBER 31, 2001

RESTATED IN CONSTANT BOLIVARS AT DECEMBER 31, 2001

(Stated in thousands of bolivars)

NET SALES	154,120,524
COST OF SALES	102,246,056
GROSS PROFIT	51,874,468
SALES EXPENSES	20,284,622
OVERHEADS AND ADMINISTRATION EXPENSES	9,053,963
	29,338,585
OPERATING PROFITS	22,535,883
OTHER INCOME (EXPENDITURES):	
Investment loss, net	(4,645,039)
Realization of temporary investments	(4,077,758)
Others, net	(3,477,976)
	(12,200,773)
INTEGRAL FINANCING INCOME (COST):	
Interests expenses	(6,243,240)
Interests on temporary investments	410,307
Exchange differences, net	(1,216,928)
Monetary earnings	3,407,384
	(3,642,477)
INCOME BEFORE TAX	6,692,633
TAX PROVISION	
Income tax	2,065,972
	2,065,972

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

17

PROFIT BEFORE PARTICIPATING IN RESULTS FROM AFFILIATES	4,626,661
PARTICIPATION IN RESULTS FROM AFFILIATES	(112,625)
NET PROFIT	4,514,036

Translator's Note: At the upper margin there is a wet seal that reads as follows: "National Securities Commission. 02 May-9. 10:25. National Securities Registry. Received."--

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

BALANCE SHEETS, DECEMBER 31, 2001

IN HISTORICAL BOLIVARS

(Stated in thousands of bolivars)

ASSETS

CURRENT ASSETS:	
Cash	7,249,592
	7,249,592
Bills and accounts receivable, net	33,188,405
Advances to suppliers	1,453,669
Inventory – net	24,443,893
Expenses paid in advance	223,674
Dividends receivable	-
Other current assets - net	3,568,934
Total current assets	70,128,167
LONG-TERM SPARE PARTS INVENTORY	1,751,152
INVESTMENTS IN AFFILIATES, Net	327,105
PROPERTY, PLANT AND EQUIPMENT, Net	30,121,305
DIFFERED CHARGES AND OTHER ASSETS, Net	1,308,915
TOTAL	103,636,644

EQUITY AND LIABILITIES

CURRENT LIABILITIES:	
Promissory Notes and bank overdrafts	467,673
Current portion of long-term loans	7,164,717
Current portion of issued current obligations	4,690,800
Documents payable	2,862,844
Accounts payable	23,726,089
Accrued expenses payable	3,659,547
Taxes payable	332,060
Total current liabilities	42,903,730
LONG-TERM LOANS	8,405,000
PROVISION FOR SEVERANCE BENEFITS	4,814,206
OTHER LIABILITIES AND DEFERRED CREDITS	556,309
Total liabilities	56,679,245
EQUITY	
Capital stock	11,470,047
Accrued result for translation from foreign subsidiary	200,063
Retained earnings:	
Legal reserve	1,095,795
Undistributed	33,211,592
	45,977,497
TOTAL	102,656,742

Translator's Note: At the upper margin there is a wet seal that reads as follows: "National Securities Commission. 02 May-9. 10:25. National Securities Registry. Received."--

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED STATE OF EARNINGS

FOR THE YEARS ENDED AT DECEMBER 31, 2001

IN HISTORICAL BOLIVARS

(Stated in thousands of bolivars)

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

NET SALES	146,000,441
COST OF SALES	95,674,415
GROSS PROFIT	50,326,026
SALES EXPENSES	19,374,774
OVERHEADS AND ADMINISTRATION EXPENSES	7,825,948
	27,200,722
OPERATING PROFITS	23,125,304
OTHER INCOME (EXPENDITURES):	
Investment loss, net	10,646,891
Realization of temporary investments	(2,280,469)
Others, net	(1,675,289)
	6,691,133
INTEGRAL FINANCING INCOME (COST):	
Interests expenses	(5,886,168)
Interests on temporary investments	392,094
Exchange differences, net	(1,132,743)
	(6,626,817)
INCOME BEFORE TAX	23,189,620
TAX PROVISION	
Income tax	2,000,000
PROFIT BEFORE PARTICIPATING IN RESULTS FROM AFFILIATES	21,189,620
PARTICIPATION IN RESULTS FROM AFFILIATES	(2,775)
NET PROFIT	21,186,845

Translator's Note: At the upper margin there is a wet seal that reads as follows: "National Securities Commission. 02 May-9. 10:25. National Securities Registry.

Received." Next, there are four (4) statements ated August 31, 2002 and December 31, 2001.---

The foregoing is the true and exact translation of the attached document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, October 19th, 2002.

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

Re-stated in constant currency at August 31, 2002
(Stated in thousands of bolivars)

	Capital stock	Capital Updating	Updated net balance to pay dividents	Accrued result from translation of foreign subsidiary	Reatined Earnings		Result from holding non-monetary assets	Total Equity
					Legal Reserve	Undistributed		
Balances at December 31, 2001	22,940,094	60,390,530	143,119,635	200,063	8,333,062	37,787,826	39,384,375	312,155,585
Net income						1,192,409		1,192,409
Cash dividends						(10,368,616)		(10,368,616)
Result from holding non-monetary assets						0	110,447,082	110,447,082
Balances at August 31, 2002	22,940,094	60,390,530	143,119,635	200,063	8,333,062	28,611,619	149,831,457	413,426,460

In historical bolovars at August 31, 2002
(Stated in thousands of bolivars)

	Capital stock	Applicable portion to financial statements adjusted for inflation	Net Capital Stock	Accrued result from translation of foreign subsidiary	Retained Earnings		Total Equity
					Legal Reserve	Undistributed	
Balances at December 31, 2001	22,940,094	(11,470,047)	11,470,047	200,063	1,095,795	33,211,592	45,977,497
Net income	-	-	-	-	-	14,791,327	14,791,327
Cash dividends	-	-	-	-	-	(9,176,035)	(9,176,035)
Balances at August 31, 2002	22,940,094	(11,470,047)	11,470,047	200,063	1,095,795	38,826,884	51,592,789

Re-stated in constant currency at December 31, 2001
(Stated in thousands of bolivars)

	Capital stock	Capital Updating	Updated balance net for future capital increements	Accrued result from translation of foreign subsidiary	Reatined Earnings		Result from holding non-monetary assets	Total Equity
					Legal Reserve	Undistributed		
Balances at December 31, 2000	22,940,094	46,692,596	119,593,551	189,031	6,963,269	31,863,430	51,880,949	280,122,920
Net income	-	-	-	-	-	4,514,036	-	4,514,036
Accrued result from holding of foreign subsidiary	-	-	-	11,032	-	-	-	11,032
Cash dividends	-	-	-	-	-	(4,801,224)	-	(4,801,224)
Result from holding non-monetary assets	-	-	-	-	-	-	(18,970,599)	(18,970,599)
Balances at December 31, 2001	22,940,094	46,692,596	119,593,551	200,063	6,963,269	31,576,242	32,910,350	260,876,165

In historical bolivars at December 31, 2001
(Stated in thousands of bolivars)

	Capital stock	Applicable portion to financial statements adjusted for inflation	Net Capital Stock	Accrued result from translation of foreign subsidiary	Retained Earnings		Total Equity
					Legal Reserve	Undistributed	
Balances at December 31, 2000	22,940,094	(11,470,047)	11,470,047	189,031	1,269,604	16,612,766	29,367,639
Net income	-	-	-	-	-	21,186,845	21,186,845
Accrued result from translation of foreign subsidiary	-	-	-	11,032	-	-	11,032
Cash dividens	-	-	-	-	(173,809)	(4,588,019)	(4,588,019)
Balances at December 31, 2001	22,940,094	(11,470,047)	11,470,047	200,063	1,095,795	33,211,592	45,977,497

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Caracas, 9 de octubre de 2002

Ciudadano
Presidente de la
COMISION NACIONAL DE VALORES
Su Despacho

Por medio de la presente les informamos que en la **Asamblea General Extraordinaria de Accionistas** de mi representada celebrada el día **9 de octubre de 2002**, se acordó decretar un **dividendo extraordinario en efectivo de cinco bolívares (Bs. 5,oo)** por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades No Distribuidas al 31 de diciembre de 2001, y delegó la fijación de las fechas de registro y pago en la Junta Directiva, la cual en su reunión N° 894 de esta misma fecha estableció como fecha de registro (fecha límite de transacción con beneficio) el 22 de octubre de 2002, que corresponde al quinto día hábil siguiente de la publicación del aviso del dividendo que se hará en dos (2) periódicos de circulación nacional previa autorización de la Comisión Nacional de Valores, y como fecha de pago el quinto día hábil siguiente a la fecha de registro, es decir, a partir del 29 de octubre de 2002 (fecha efectiva de registro del beneficio), en una única porción.

A los efectos de obtener autorización de ese organismo, anexamos copia del aviso del decreto de dividendo extraordinario en efectivo de cinco bolívares (Bs. 5,oo) por acción.

Participación que hacemos a usted conforme a lo previsto en el Ordinal 2o. del Artículo 4° de las "Normas Relativas a la Información Financiera Periódica u Ocasional que deben suministrar las Sociedades cuyos Títulos Valores se encuentren en el Registro Nacional de Valores".

Atentamente,
MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

Anexo:
- Modelo del aviso
- ✓ Certificación del Acta de Junta Directiva
- ✓ Certificación del Acta de Asamblea del 9 de octubre 2002
- ✓ Balances 2001 y Estados de Movimiento en las Cuentas de Patrimonio, No Consolidados

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Oficina Principal
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Apartado Postal 2046 Caracas 1010-A
Teléfono (02) 9012311
Internet: http://www.manpa.com.

MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.

Capital Autorizado: Bs. 45.880.188.480,oo
Capital Suscrito: Bs. 22.940.094.240,oo
Capital Pagado: Bs. 22.940.094.240,oo

DIVIDENDO

Se participa a los señores accionistas de esta compañía que la Junta Directiva en su reunión N° 894 de fecha 9 de octubre de 2002, decidió establecer las fechas de registro y pago del dividendo, dando cumplimiento con lo aprobado en fecha 9 de octubre de 2002 por la Asamblea General Extraordinaria de Accionistas, que decretó un dividendo extraordinario en efectivo de Cinco Bolívares (Bs. 5,oo) por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades No Distribuidas al 31 de diciembre de 2001, correspondiente a los accionistas registrados al quinto día hábil siguiente a la publicación del aviso en dos (2) periódicos de mayor circulación nacional, es decir el 22 de octubre de 2002 (fecha límite de transacción con beneficio), pagadero al quinto día hábil siguiente a esa fecha, es decir a partir del 29 de octubre de 2002 (fecha efectiva de registro del beneficio), en una única porción.

Los dividendos serán pagados en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.

La presente publicación fue autorizada por la Comisión Nacional de Valores, mediante oficio N° CNV-OP-__ de fecha _______ de 2002, de conformidad con lo establecido en la Resolución N° 159-96 de fecha 3 de julio de 1996, publicada en Gaceta Oficial Extraordinaria N° 5.081 de fecha 31 de julio de 1996.

Caracas, 15 de octubre de 2002

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Internet: http://www.manpa.com.v

Yo, **CARLOS DELFINO T.**, venezolano, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL C.A. (MANPA) S.A.C.A.**, sociedad mercantil de este domicilio, **CERTIFICO**: "Que el Acta que a continuación se transcribe parcialmente, es traslado fiel y exacto de su original que corre inserto en el Libro de Actas de la Junta Directiva de mi representada, la cual dice textualmente:

"**Acta N° 894:** Hoy, nueve (9) de octubre de dos mil dos se reunieron en la sede de la compañía, los miembros de la Junta Directiva, señores: Carlos Delfino T., Presidente; Carlos H. Paparoni, Segundo Vicepresidente; los Directores: Alfredo Travieso P., Arnaldo Añez D., Nelson Isamit, Elena Delfino, Alberto Delfino T., Angel Ramírez, Fernando Paparoni. Igualmente se encontraban presentes Alejandro Delfino T. Director Suplente y Presidente Ejecutivo asi como Juan Delfino R. y José Gaetano Paparoni, Asesores.

1.- La Junta Directiva dando cumplimiento a lo aprobado en fecha 9 de octubre de 2002 por la Asamblea General Extraordinaria de Accionistas, que decretó un dividendo extraordinario en efectivo de cinco bolívares (Bs. 5,oo) por acción, para cada una de las dos mil doscientas noventa y cuatro millones nueve mil cuatrocientas veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades No Distribuidas al 31 de diciembre de 2001, correspondiente a los accionistas registrados al quinto día hábil siguiente a la publicación del aviso en dos (2) periódicos de mayor circulación nacional, decidió establecer como fechas de registro y pago del dividendo el 22 de octubre de 2002 (fecha límite de transacción con beneficio), pagadero al quinto día hábil siguiente a esa fecha, es decir a partir del 29 de octubre de 2002 (fecha efectiva de registro del beneficio), en una única porción. Los dividendos serán pagados en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto)".

Certificación que expido en Caracas a los nueve (9) días del mes de octubre del año dos mil dos.

MANUFACTURAS DE PAPEL C.A.

CARLOS DELFINO T.
Presidente de la Junta Directiva

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Internet: http://www.manpa.com.v

02 OCT 10 AM 9:15

Yo, **CARLOS DELFINO T.**, venezolano, Administrador, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.650.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, de este domicilio, inscrita en el Registro de Comercio de esta misma Circunscripción el 31 de marzo de 1950, bajo el N° 379, Tomo 1-B, certifico: que el Acta que a continuación se transcribe es traslado fiel y exacto de su original, Acta de la **Asamblea General Extraordinaria de Accionistas** de fecha **9 de octubre de 2002**, que corre inserta en el Libro de Asambleas de esta compañía, y que copiada textualmente dice así:

"Hoy, **nueve (9) de octubre del dos mil dos (2002)**, siendo las 03:00 p.m., se reunieron los accionistas de **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, que más abajo se indican, en las oficinas de la compañía situadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad de Caracas, con motivo de la convocatoria publicada en los diarios EL NACIONAL y EL UNIVERSAL, de fecha 2 de octubre de 2002, que textualmente dice así: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Capital Autorizado Bs. 45.880.188.480,oo. Capital Suscrito Bs. 22.940.094.240,oo. Capital Pagado Bs. 22.940.094.240,oo. CONVOCATORIA. Se convoca a los señores accionistas de esta compañía para la **Asamblea General Extraordinaria de Accionistas** que se efectuará el día **9 de octubre de 2002, a las 3:00 p.m.**, en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con el objeto siguiente: PUNTO UNICO: Acordar el dividendo extraordinario en efectivo a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas. Se participa a los señores accionistas que los documentos a que se refiere esta convocatoria están a su disposición en las oficinas de la compañía desde la fecha

MANPA

de la publicación de la presente. Caracas, 2 de octubre de 2002. Por la Junta Directiva. CARLOS DELFINO T. Presidente.

RECIBIDO

A esta reunión concurrieron los accionistas que se nombran al final de esta Acta, los cuales representan **mil novecientos veintitrés millones doscientos tres mil setecientas seis (1.923.203.706) acciones**, o sea, más del **ochentitrés (83 %)** del capital de la compañía, quórum suficiente para realizar la Asamblea. En vista de lo anterior, el Presidente de la Asamblea, Carlos Delfino T., declaró constituida la misma y se procedió a considerar el **Punto Unico de la convocatoria** – la cual fue leída -, o sea, **Acordar el dividendo extraordinario en efectivo a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas**. Tomó la palabra Carlos Delfino T. y leyó la siguiente proposición: Se propone decretar un dividendo extraordinario en efectivo de Cinco Bolívares (Bs. 5,oo) por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades No Distribuidas al 31 de diciembre de 2001, pagadero a los accionistas registrados al quinto día hábil (fecha límite de transacción con beneficio) siguiente de la publicación en dos (2) periódicos de mayor circulación nacional del aviso de dividendos autorizado por la Comisión Nacional de Valores, pagadero a partir del quinto día hábil siguiente a esta última fecha (fecha efectiva de registro del beneficio). Debiendo efectuarse el pago durante el presente año, en una o más porciones.

Igualmente se solicita delegar en la Junta Directiva la fijación de la fecha de registro y pago en la oportunidad señalada.

Sometida a la consideración de la asamblea, la anterior proposición fue aprobada por unanimidad por los accionistas.

MANPA

02 OCT 10 AM 9:15

Por último la Asamblea autorizó a los miembros de la Junta Directiva para que cualquiera de ellos realice la participación correspondiente al Registro Mercantil.

RECIBIDO

No habiendo más de que tratar, se leyó y conformes firman, después del listado, los accionistas presentes."

Certificación que se expide en la ciudad de Caracas, a los nueve (9) días del mes de octubre del año dos mil dos (2.002).

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL

FECHA : 09/10/2002

SATACORP

PAGINA: 1

02 OCT 10 AM 8:15

MANUFACTURAS DE PAPEL (MANPA)

Representantes / Apoderados (Detallado) RECIBIDO

Nombre Accionista	Cant. Acciones	%
ALVAREZ VICTOR	767.268.761	33,447
BETACAPITAL VALORES, C.A.	162.100	0,007
CARPIO DELFINO MIGUEL ENRIQUE.	229.901	0,010
CARRILLO HERNANDEZ NUBIA MARIA	400	0,000
DELFINO THORMAHLEN ALBERTO JOSE	4.800.000	0,209
DELFINO THORMAHLEN ALEJANDRO	3.135.904	0,137
DELFINO THORMAHLEN CARLOS EDUARDO	5.195.000	0,226
DITTMER MANZANO EGBERT	793.838	0,035
ENTREMENTES, C.A.	20.000	0,001
FIORAVANTI MARINA	207.446	0,009
FUNDACION CARLOS DELFINO	100.511.658	4,381
GOMEZ RUIZ ALFREDO.	50.442	0,002
GOMEZ RUIZ DE ROMERO SYLVIA HELENA	88.452	0,004
GOMEZ-RUIZ RODRIGUEZ GUSTAVO	1.252.072	0,055
GOMEZ-RUIZ SPAGNA ADRIANA (MENOR).	10.500	0,000
INMOBILIARIA LA ONSEDONIA, C.A	5.726.851	0,250
INVERSIONES 218177, C.A.	3.000.000	0,131
INVERSIONES 222, C.A.	1.139.510	0,050
INVERSIONES 2838 C.A	808.900	0,035
INVERSIONES 85735, LTD	144.939.746	6,318
INVERSIONES 935431, C.A.	3.459.960	0,151
INVERSIONES KHAFRE, C.A.	1.821.456	0,079
INVERSIONES PALMIRA C.A.	126	0,000
INVERSIONES TALBOT, C.A.	3.907.906	0,170
LARRAZABAL GONZALEZ EDUARDO ELIAS	119.238	0,005
LLF CAPITALES, C.A.	65.350	0,003
LOVERA VEGAS JUAN ANTONIO	1.411.512	0,062
MADINA INVESTMENTS LTD.	8.569.728	0,374
MILANASA LLC	169.433.930	7,386
RAMIREZ ORTIZ ANGEL JESUS	7.969.873	0,347
RODRIGUEZ DE LOVERA MARIA JOSEFINA	134.200	0,006
ROSQUETE PORCAR DE V. NILDA ESTHER	4.704	0,000
THREE-D INTERNATIONAL MARKETING,INC	189.945.920	8,280
TRAVIESO PASSIOS ALFREDO EDUARDO	280.000	0,012
VETA HOLDINGS A V V	65.175.046	2,841
WHITE SOUL CORP.	42.897.092	1,870
A¤EZ GUSTAVO	73.358.854	3,198
A¤EZ DE HERRERA SUSANA DE LA C.	78.750	0,003
A¤EZ DELFINO ALBERTO ENRIQUE.	3.343	0,000
A¤EZ DELFINO ARNALDO JOSE.	15.246	0,001
A¤EZ DELFINO DE UZCATEGUI ANDREINA	78.750	0,003
A¤EZ DELFINO GUSTAVO ALFREDO.	8.750	0,000
BUSTILLO DE A EZ MARIA VICTORIA	2.121.839	0,092
CONDE DELFINO GUSTAVO EMILIO	682.080	0,030
CONDE DELFINO VALENTINA ISABEL	10.752	0,000
CONDE ROTUNDO EMILIO LUIS	31.668	0,001
DELFINO DE A¥EZ TERESITA	78.750	0,003

DELFINO DE VERNET VIVANNE VALENTINA	84.000	0,004
DELFINO GOMEZ JOSE IGNACIO	5.000	0,000
HERRERA VAN EPS GUSTAVO ROBERTO	39.000	0,002
INVERSIONES 3 DE OCTUBRE, C.A.	815.136	0,036
INVERSIONES GRUPO 21,C.A.	2.612	0,000
INVERSIONES INVERDELGO, C.A.	1.103.172	0,049
INVERSIONES TEDEA C.A. .	1.167.800	0,051
INVERSIONES TEDEA, C.A.	21.800.000	0,950
INVERSORA 3-10-64, C.A.	423.150	0,018
INVERSORA CONDEISA, C.A.	682.080	0,030
SERV.INMOBILIARIOS 13 DE NOVIEMBRE	44.096.976	1,922
DE LA BASTIDE ALAIN	19.398.118	0,846
ECONOINVEST CASA DE BOLSA, C.A.	545.000	0,024
ECONOINVEST CASA DE BOLSA, C.A. .	18.853.118	0,822
GARCIA DE LA CONCHA JOHN	21.433.364	0,934
INVERSIONES 301130	976.890	0,043
INVERSIONES 301130, C.A	20.456.474	0,892
GARCIA OSCAR	24.073.978	1,049
ACTIVALORES SOCIEDAD DE CORRETAJE	25.000	0,001
ACTIVALORES SOCIEDAD DE CORRETAJE A	24.048.978	1,048
GOMEZ JAILY	23.572.500	1,028
CORPORACION ANDINA DE FOMENTO	23.572.500	1,028
GONZALEZ JACINTA	323.682	0,014
INVERSIONES INVEMA 2000, C.A.	323.682	0,014
GONZALEZ NELLY	503.526.250	21,950
BROWN BROTHERS HARRIMAN & CO	140.000.000	6,103
CLARIDGE, LTD.	350.000.000	15,257
INVERSIONES 199, C.A.	400.000	0,017
INVERSIONES 3240, C.A.	107.500	0,005
INVERSIONES CESCARSA, C.A.	300.000	0,013
MAURY DE PAPARONI ALICIA	168.750	0,007
PAPARONI MAURY ALICIA MARIELA.	6.200.000	0,270
PAPARONI MAURY CARLOS HENRIQUE JOSE	6.200.000	0,270
PAPARONI MICALE JOSE GAETANO	150.000	0,007
PAPARONI MICALE FERNANDO	2.501.600	0,109
CONSTRUCTORA TRAMONTANA, C.A.	182.400	0,008
INMOBILIARIA ARA, S.A.	33.600	0,001
INVERSIONES 9861680, C.A.	1.600.000	0,070
INVERSIONES VEIQUEVE, S.A	127.600	0,006
PAPARONI SANCHEZ GUSTAVO	112.000	0,005
PAPARONI SANCHEZ SILVIA	112.000	0,005
PROMOCIONES CATETO, S.A.	200.000	0,009
SANCHEZ DE PAPARONI MARIA CRISTINA	112.000	0,005
TECNICA ARENAZO, C.A	22.000	0,001
REZNICEK HANNY	18.394.446	0,802
INVERSIONES TOMHAR, C.A.	18.394.446	0,802
RIVAS RAMON	423.343.438	18,454
BEAR STEARNS SECURITIES CORP.	5.979.771	0,261
FONDO MUTUAL DE VENEZUELA,F.M.I.C.A	34.042	0,001
FONDO MUTUAL DE VENEZUELA.FONDO MUT	2.675.000	0,117
NATSCUMCO(NOMINEE FOR CITIBANK NA	414.654.625	18,076
SUBERO DE DELFINO ADA	37.968.458	1,655
DALMA HOLDINGS A.V.V.	4.232.374	0,184

DIANDRA HOLDING A.V.V.	5.617.374	0,245
SUC DELFINO ARRIENS GUSTAVO S.	231.840	0,010
VILLA ROSA HOLDINGS A.V.V.	22.269.496	0,971
VIRTUOSO HOLDINGS A.V.V.	5.617.374	0,245
Total Acciones Representadas =>	1.915.163.449	83,485
Total Acciones del Quorum =>	1.923.203.706	83,836

02 OCT 10 AM 8:15

RECIBIDO

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL 02 OCT 10 FECHA: 09/10/2002

SATACORP PAGINA: 1

RECIBIDO

MANUFACTURAS DE PAPEL (MANPA)

Especial

Nombre Accionista		Cant. Acciones	%
ABRAHIM KATOON HAROON			
Acciones Propias	:=>	10.000	0,000
Acciones Representadas	:=>	0	0,000
Total Acciones	:=>	10.000	0,000
ALVAREZ DE RODRIGUEZ HAYDEE JOSEFIN			
Acciones Propias	:=>	2.598.940	0,113
Acciones Representadas	:=>	0	0,000
Total Acciones	:=>	2.598.940	0,113
ALVAREZ VICTOR			
Acciones Propias	:=>	0	0,000
Acciones Representadas	:=>	767.268.761	33,447
Total Acciones	:=>	767.268.761	33,447
A¤EZ GUSTAVO			
Acciones Propias	:=>	70.000	0,003
Acciones Representadas	:=>	73.358.854	3,198
Total Acciones	:=>	73.428.854	3,201
CACERES FLORES JORGE HERNAN			
Acciones Propias	:=>	16.697	0,001
Acciones Representadas	:=>	0	0,000
Total Acciones	:=>	16.697	0,001
DE LA BASTIDE ALAIN			
Acciones Propias	:=>	0	0,000
Acciones Representadas	:=>	19.398.118	0,846
Total Acciones	:=>	19.398.118	0,846
DELFINO PARRA ELENA			
Acciones Propias	:=>	789.172	0,034
Acciones Representadas	:=>	0	0,000
Total Acciones	:=>	789.172	0,034
GARCIA DE LA CONCHA JOHN			
Acciones Propias	:=>	78.750	0,003
Acciones Representadas	:=>	21.433.364	0,934
Total Acciones	:=>	21.512.114	0,938
GARCIA OSCAR			
Acciones Propias	:=>	0	0,000
Acciones Representadas	:=>	24.073.978	1,049
Total Acciones	:=>	24.073.978	1,049
GOMEZ ARRAIZ ROSA ELENA			
Acciones Propias	:=>	3.438.860	0,150
Acciones Representadas	:=>	0	0,000

	Total Acciones	:=>	3.438.860	0,150
GOMEZ JAILY				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	23.572.500	1,028
	Total Acciones	:=>	23.572.500	1,028
GONZALEZ JACINTA				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	323.682	0,014
	Total Acciones	:=>	323.682	0,014
GONZALEZ NELLY				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	503.526.250	21,950
	Total Acciones	:=>	503.526.250	21,950
HEREDIA JUAN BAUTISTA				
	Acciones Propias	:=>	45.000	0,002
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	45.000	0,002
PAPARONI MICALE FERNANDO				
	Acciones Propias	:=>	700.000	0,031
	Acciones Representadas	:=>	2.501.600	0,109
	Total Acciones	:=>	3.201.600	0,140
PERDOMO GONZALEZ NESTOR				
	Acciones Propias	:=>	119.238	0,005
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	119.238	0,005
REZNICEK HANNY				
	Acciones Propias	:=>	130.200	0,006
	Acciones Representadas	:=>	18.394.446	0,802
	Total Acciones	:=>	18.524.646	0,808
RIVAS RAMON				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	423.343.438	18,454
	Total Acciones	:=>	423.343.438	18,454
SALAS DELFINO GUILLERMO ALEJANDRO				
	Acciones Propias	:=>	8.400	0,000
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	8.400	0,000
SUBERO DE DELFINO ADA				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	37.968.458	1,655
	Total Acciones	:=>	37.968.458	1,655
TRUM MORONEY JOHN MORONEY				
	Acciones Propias	:=>	25.000	0,001
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	25.000	0,001
ZABALA VELIZ EUNICES JOSEFINA				
	Acciones Propias	:=>	10.000	0,000
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	10.000	0,000

Total Acciones General :=> 1.923.203.706 83,836

02 OCT 10 AM 8: 15

RECIBIDO

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL FECHA : 09/10/2002

SATACORP PAGINA: 1

MANUFACTURAS DE PAPEL (MANPA)

Presentes

Nombre Accionista	Cant. Acciones	%
ÄÄ		
A EZ DELFINO GUSTAVO ALFREDO	70.000	0,003
ABRAHIM KATOON HAROON	10.000	0,000
ALVAREZ DE RODRIGUEZ HAYDEE JOSEFIN	2.598.940	0,113
CACERES FLORES JORGE HERNAN	16.697	0,001
DELFINO PARRA ELENA	148.682	0,006
DELFINO PARRA ELENA MARGARITA.	640.490	0,028
ELLIS GARCIA DE LA CONCHA JOHN	78.750	0,003
GOMEZ ARRAIZ ROSA ELENA	3.438.860	0,150
HEREDIA JUAN BAUTISTA	45.000	0,002
PAPARONI MICALE FERNANDO	21.000	0,001
PAPARONI MICALE FERNANDO CESAR.	679.000	0,030
PERDOMO GONZALEZ NESTOR	119.238	0,005
REZNICEK WEIRAUCHOVA HANY	130.200	0,006
SALAS DELFINO GUILLERMO ALEJANDRO	8.400	0,000
TRUM MORONEY JOHN MORONEY	25.000	0,001
ZABALA VELIZ EUNICES JOSEFINA	10.000	0,000
Total Acciones Representadas =>	8.040.257	0,350
Total Acciones del Quorum =>	1.923.203.706	83,836

...UFACTURA DE PAPEL, C.A. (MANPA) S.A C.A.

BALANCES GENERALES, 31 DE DICIEMBRE DE 2001
REEXPRESADOS EN BOLIVARES CONSTANTES DEL 31 DE DICIEMBRE DE 2001
(Expresados en Miles de Bolívares)

ACTIVO	
ACTIVO CIRCULANTE:	
Efectivo	6.913.593
	6.913.593
Efectos y cuentas por cobrar - neto	36.445.380
Anticipos a proveedores	1.463.996
Inventarios - neto	22.284.379
Gastos pagados por anticipado	187.425
Dividendos por cobrar	970.000
Otros activos circulantes - neto	16.151.991
Total activo circulante	84.416.764
INVENTARIO DE REPUESTOS A LARGO PLAZO	1.897.330
INVERSIONES EN AFILIADAS - Neto	3.362.832
PROPIEDADES, PLANTA Y EQUIPO - Neto	224.557.649
CARGOS DIFERIDOS Y OTROS ACTIVOS - Neto	2.330.132
TOTAL	316.564.707
PASIVO Y PATRIMONIO	
PASIVO CIRCULANTE:	
Pagarés y sobregiros bancarios	467.673
Porción circulante de préstamos a largo plazo	7.164.717
Porción circulante de obligaciones emitidas en circulación	4.690.800
Documentos por pagar	2.862.844
Cuentas por pagar	24.007.286
Gastos acumulados por pagar	3.020.071
Impuestos por pagar	371.086
Total pasivo circulante	42.584.477
PRESTAMOS A LARGO PLAZO	8.405.000
APARTADO PARA PRESTACIONES SOCIALES	4.647.009
OTROS PASIVOS Y CREDITOS DIFERIDOS	52.056
Total pasivo	55.688.542
PATRIMONIO	
Capital social	22.940.094
Actualizaciòn de capital	46.692.596
Saldo neto para futuras capitalizaciones	119.593.551
Resultado acumulado por traducciòn de filial extrajera	200.063
Ganancias retenidas:	
Reserva legal	6.963.269
No distribuidas	31.576.242
Resultados por tenencia de activos no monetarios	32.910.350

MANUFACTUR[illegible]S DE PAPEL, C.A. (MANP[illegible]) S.A.C.A.

ESTADOS DE RESULTADOS
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE 2001
REEXPRESADOS EN BOLIVARES CONSTANTES DEL 31 DE DICIEMBRE DE 2001
(Expresados en Miles de Bolívares)

VENTAS NETAS	154.120.524
COSTO DE VENTAS	102.246.056
UTILIDAD BRUTA	51.874.468
GASTOS DE VENTAS	20.284.622
GASTOS GENERALES Y ADMINISTRATIVOS	9.053.963
	29.338.585
UTILIDAD EN OPERACIONES	22.535.883
OTROS INGRESOS (EGRESOS):	
Pérdida en inversiones, neto	(4.645.039)
Realización inversiones temporales	(4.077.758)
Otros - neto	(3.477.976)
	(12.200.773)
INGRESO (COSTO) INTEGRAL DE FINANCIAMIENTO:	
Intereses gastos	(6.243.240)
Intereses sobre inversiones temporales	410.307
Diferencias en cambio - neto	(1.216.928)
Ganancia monetaria	3.407.384
	(3.642.477)
UTILIDAD ANTES DE IMPUESTOS	6.692.633
PROVISION PARA IMPUESTOS	
Impuesto sobre la renta	2.065.972
	2.065.972
UTILIDAD ANTES DE PARTICIPACION EN RESULTADOS DE AFILIADAS	4.626.661
PARTICIPACION EN RESULTADOS DE AFILIADAS	(112.625)
UTILIDAD NETA	4.514.036

...ACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

BALANCES GENERALES, 31 DE DICIEMBRE DE 2001
EN BOLIVARES HISTORICOS
(Expresados en Miles de Bolívares)

ACTIVO	
ACTIVO CIRCULANTE:	
Efectivo	7.249.592
Efectos y cuentas por cobrar - neto	33.188.405
Anticipos a proveedores	1.453.669
Inventarios - neto	24.443.893
Gastos pagados por anticipado	223.674
Dividendos por cobrar	-
Otros activos circulantes - neto	3.568.934
Total activo circulante	70.128.167
INVENTARIO DE REPUESTOS A LARGO PLAZO	1.751.152
INVERSIONES EN AFILIADAS - Neto	327.105
PROPIEDADES, PLANTA Y EQUIPO - Neto	30.121.305
CARGOS DIFERIDOS Y OTROS ACTIVOS - Neto	1.308.915
TOTAL	103.636.644
PASIVO Y PATRIMONIO	
PASIVO CIRCULANTE:	
Pagarés y sobregiros bancarios	467.673
Porción circulante de préstamos a largo plazo	7.164.717
Porción circulante de obligaciones emitidas en circulación	4.690.800
Documentos por pagar	2.862.844
Cuentas por pagar	23.726.089
Gastos acumulados por pagar	3.659.547
Impuestos por pagar	332.060
Total pasivo circulante	42.903.730
PRESTAMOS A LARGO PLAZO	8.405.000
APARTADO PARA PRESTACIONES SOCIALES	4.814.206
OTROS PASIVOS Y CREDITOS DIFERIDOS	556.309
Total pasivo	56.679.245
PATRIMONIO	
Capital social	11.470.047
Resultado acumulado por traducciòn de filial extrajera	200.063
Ganancias retenidas:	
Reserva legal	1.095.795
No distribuidas	33.211.592
	45.977.497
TOTAL	102.656.742

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

ESTADOS DE RESULTADOS
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE 2001
EN BOLIVARES HISTORICOS
(Expresados en Miles de Bolívares)

VENTAS NETAS	146.000.441
COSTO DE VENTAS	95.674.415
UTILIDAD BRUTA	50.326.026
GASTOS DE VENTAS	19.374.774
GASTOS GENERALES Y ADMINISTRATIVOS	7.825.948
	27.200.722
UTILIDAD EN OPERACIONES	23.125.304
OTROS INGRESOS (EGRESOS):	
Utilidad en inversiones, neto	10.646.891
Realización inversiones temporales	(2.280.469)
Otros - neto	(1.675.289)
	6.691.133
INGRESO (COSTO) INTEGRAL DE FINANCIAMIENTO:	
Intereses gastos	(5.886.168)
Intereses sobre inversiones temporales	392.094
Diferencias en cambio - neto	(1.132.743)
	(6.626.817)
UTILIDAD ANTES DE IMPUESTOS	23.189.620
PROVISION PARA IMPUESTOS:	
Impuesto sobre la renta	2.000.000
UTILIDAD ANTES DE PARTICIPACION EN RESULTADOS DE AFILIADAS	21.189.620
PARTICIPACION EN RESULTADOS DE AFILIADAS	(2.775)
UTILIDAD NETA	21.186.845



Reexpresado en moneda constante del 31 de agosto de 2002
(Expresado en miles de bolívares)

	Capital social	Actualización Capital	Saldo neto actualizado para pago de dividendos	Resultado Acumulado por traduccion de filial extranjera	Utilidades Retenidas: Reserva legal	Utilidades Retenidas: No distribuidas	Resultado por tenencia de activos no monetarios	Total patrimonio
Saldos al 31 de diciembre de 2001	22.940.094	60.390.530	143.119.635	200.063	8.333.062	37.787.826	39.384.375	312.155.585
Utilidad neta						1.192.409		1.192.409
Dividendos en efectivo						(10.368.616)		(10.368.616)
Resultado por tenencia de activos no monetarios						0	110.447.082	110.447.082
Saldos al 31 de agosto de 2002	22.940.094	60.390.530	143.119.635	200.063	8.333.062	28.611.619	149.831.457	413.426.460

02 OCT 10 AM 8:15
RECIBIDO

En bolívares históricos al 31 de agosto de 2002
(Expresado en miles de bolívares)

	Capital social	Porción aplicable a los estados financieros ajustados por inflación	Capital social neto	Resultado acumulado por traducción de filial extranjera	Utilidades Retenidas: Reserva legal	Utilidades Retenidas: No distribuidas	Total patrimonio
Saldos al 31 de diciembre de 2001	22.940.094	(11.470.047)	11.470.047	200.063	1.095.795	33.211.592	45.977.497
Utilidad neta	-	-	-	-	-	14.791.327	14.791.327
Dividendos en efectivo	-	-	-	-	-	(9.176.035)	(9.176.035)
Saldos al 31 de agosto de 2002	22.940.094	(11.470.047)	11.470.047	200.063	1.095.795	38.826.884	51.592.789

xpresado en moneda constante del 31 de diciembre de 2001
presado en miles de bolívares)

	Capital social	Actualización Capital	Saldo neto actualizado para futuros aumentos de capital	Resultado Acumulado por traduccion de filial extranjera	Utilidades Retenidas Reserva legal	Utilidades Retenidas No distribuidas	Resultado por tenencia de activos no monetarios	Total patrimonio
los al 31 de diciembre de 2000	22.940.094	46.692.596	119.593.551	189.031	6.963.269	31.863.430	51.880.949	280.122.92
idad neta	-	-	-	-	-	4.514.036	-	4.514.036
ultado acumulado por traducción de filial extranjera	-	-	-	11.032	-	-	-	11.03
idendos en efectivo	-	-	-	-	-	(4.801.224)	-	(4.801.224
ultados por tenencia de activos no monetarios	-	-	-	-	-	-	(18.970.599)	(18.970.599
dos al 31 de diciembre de 2001	22.940.094	46.692.596	119.593.551	200.063	6.963.269	31.576.242	32.910.350	260.876.16

en bolívares históricos al 31 de diciembre de 2001
(Expresado en miles de bolívares)

	Capital social	Porción aplicable a los estados financieros ajustados por inflación	Capital social neto	Resultado acumulado por traducción de filial extranjera	Utilidades Retenidas Reserva legal	Utilidades Retenidas No distribuidas	Total patrimonio
ldos al 31 de diciembre de 2000	22.940.094	(11.470.047)	11.470.047	189.031	1.269.604	16.612.766	29.367.639
ilidad neta	-	-	-		-	21.186.845	21.186.845
esultado acumulado por traducción de filial extranjera	-	-	-	11.032	-	-	11.032
videndos en efectivo	-	-	-		(173.809)	(4.588.019)	(4.588.019)
ldos al 31 de diciembre de 2001	22.940.094	(11.470.047)	11.470.047	200.063	1.095.795	33.211.592	45.977.497

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--

[Letterhead of MANPA]

Messrs.

President and Other Members of the Board of Directors

Of the National Securities Commission

Present.

I, Juan Antonio Lovera, in my capacity as Finance Corporate Vice-President of Manufacturas de Papel, C.A. (MANPA) S.A.C.A., complying with the Standards related to the periodical or occasional information that has to be provided to the people subject to control by the National Securities Commission, do hereby notify you that the company has entered into a manufacturing agreement with Industrias Corpañal, C.A. by which this latter is bound to manufacture disposable diapers, sanitary napkins and wet baby towels to be marketing by MANPA with its private trademarks, using its sales force and under its own risk.

In Caracas, on the 23rd day of September of the year 2002.

Sincerely,

Juan Antonio Lovera (signed) Illegible.

Finance Corporate Vice-President.

At the upper right margin there is a wet seal that reads as follows: "National Securities Commission. 02 September 24 PM 2:45. RECEIVED FILE."----------------------------------

The foregoing is the true and exact translation of the attached copy of document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, October 11th, 2002.

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 · 401221
Planta Sacos
Teléfonos (043) 401235 · 401236
Planta Bolsas
Teléfonos (043) 401094 · 401095

Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401349 · (02) 2398702
CORIALSA (Productos Escolares Alpes)
Teléfonos (041) 332419 · 332405 · 332428
Transportes Alpes
Teléfonos (02) 9012416 (043) 401380 · 401381

MANPA

Oficina Principal
Avenida Francisco de Miranda
Torre Country Club,
Chacaíto Caracas 1050
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311

02 SEP 24 AM 2:45

ARCHIVO RECIBIDO

Señores
Presidente y Demás Miembros De La Junta Directiva
De La Comisión Nacional de Valores
Presente

Yo, Juan Antonio Lovera, en mi carácter de Vicepresidente Corporativo de Finanzas de Manufacturas de Papel, C.A. (MANPA) S.A.C.A, cumpliendo con las **Normas Relativas A La Información Periódica U Ocasional Que Deben Suministrar Las Personas Sometidas Al Control De La Comisión Nacional De Valores,** les informo que la empresa ha suscrito con Industrias Corpañal C.A, un contrato de fabricación por medio del cual esta última se compromete a fabricarle pañales desechables, toallas sanitarias femeninas y toallas húmedas para bebés, para que sean comercializados por MANPA con sus marcas privadas y a través de su fuerza de venta y por riesgo propio.

En Caracas, a los 23 dias del mes de septiembre de 2002.

Atentamente

Juan Antonio Lovera
V.P Corporativo de Finanzas